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07020434

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

FILE NO. 82- 03924

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 1/19/07

082-03924

LIBERTY
LIFE

AR/S
12-31-05

Liberty Group Ltd

Liberty Group Limited **Annual Report** 2005

Contents

A copy can be requested from the company secretary or viewed at www.liberty.co.za

Financial Performance

for the year ended 31 December 2005

Comparatives include Capital Alliance for nine months where appropriate

	2005	Adjusted [5] 2004	% change
Indexed new business (Rm)	**4 870**	4 336 [5]	12
New business margin before SOI [1] impact (%)	**23**	24	
Net cash inflows from insurance operations (Rm)	**5 726**	3 186 [5]	80
BEE normalised headline earnings per share before IFRS adjustments and SOI provisions [2] (cents)	**665,4**	465,3	43
Headline earnings per share [3] (cents)	**731,2**	459,7	59
Management expenses (Rm)	**3 612**	3 370 [5]	7
Normalised management expenses [4] (Rm)	**3 089**	3 079 [5]	0
BEE normalised embedded value per share before SOI provisions [2] (R)	**75,56**	63,72	19
Embedded value per share (R)	**75,96**	65,07	17
Statutory capital adequacy requirement cover (times covered)	**2,0**	2,5	
Final dividend per share (cents)	**224**	153	46
Total dividend per share (cents)	**350**	315	11
Capital reduction (cents per share)	**360**		
Return on embedded value (%)	**22**	19	

[1] *SOI – statement of intent signed between National Treasury and the life offices regarding minimum values on savings products.*

[2] *BEE normalised headline earnings per share and BEE normalised embedded value per share are shown after adjusting the accounting treatment required for statutory financial statement purposes to reflect the economic reality of the BEE transaction.*

[3] *In compliance with International Financial Reporting Standards (IFRS).*

[4] *IFRS adjustments (mainly share-based payment costs) and restructuring, integration and other non-recurring expenses are excluded.*

[5] *Adjusted where appropriate for nine months of Capital Alliance Holdings Limited and IFRS restatement.*

Group Structure

Standard Bank Group

56,0%

Liberty Holdings Limited

52,2%

Liberty Group Limited

Life Insurance [1]

Marketing and Distribution

Advertising, product development, franchise, broker and agent support

Operations

Administration of in-force policies

Professional Services

Human resources, finance, legal, actuarial, risk and internal audit

Asset Management

Liberty Group Properties (100%)

Prime retail, office and industrial properties

Liberty Ermitage Jersey (100%)

Fund of hedge funds

STANLIB (37,4%)

Individual and fund investments

[1] *Life licences*
Liberty Life, Liberty Active, Capital Alliance, Rentmeester, Saambou and Prefsure

Directors

Chairman

D E Cooper (65) CA(SA)†^
Appointed to the board – 1999
Chairman: Standard Bank Group Limited

Chief executive

M J D Ruck (50) BBusSc @^
Appointed to the board – 2003

Executive director

H I Appelbaum (52) BA, LLB
Appointed to the board – 1993

Non-executive directors

J H Maree (50) BCom, MA (Oxon) @
Appointed to the board – 1997
Chief Executive: Standard Bank Group Limited

S J Macozoma (48) BA, BHons (Boston) †*°@^
Appointed to the board – 2003
Chairman: STANLIB Limited

Independent non-executive directors

A W B Band (53) BA, BAcc, CA(SA)^
Appointed to the board – 2003
Group Managing Director: AVI Limited

D A Hawton (68) FCIS†*°
Appointed to the board – 1999
Chairman: Kersaf Limited

Prof L Patel (53) PhD, MSW @
Appointed to the board – 2004
Professor: Social Studies, RAU

A Romanis (66) CA#*°
Appointed to the board – 1986
Director of companies

M J Shaw (67) CA(SA)†*°
Appointed to the board – 2002
Director of companies

Dr S P Sibisi (50) BSc, PhD*°
Appointed to the board – 2003
President & CEO: CSIR

† *Member of the group remuneration committee*
* *Member of the group audit and actuarial committee*
° *Member of the group risk management committee*
@ *Member of the group transformation committee*
^ *Member of the directors' affairs committee*
\# *British*

New business premium income


Rm
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
00
01
02
03
04
05
Recurring premiums
Single premiums

Value of new business


Rm
%
1 000
800
600
400
200
0
30
25
20
15
10
5
0
00
01
02
03
04
05
Value of new business
New business margin

Cash inflow from insurance operations


Rm
6 000
5 000
4 000
3 000
2 000
1 000
0
00
01
02
03
04
05

Headline earnings per share from continuing operations


Cents
800
700
600
500
400
300
200
100
0
00
01
02
03
04
05

Capital adequacy cover


6
5
4
3
2
1
0
00
01
02
03
04
05
Capital adequacy cover – published basis
Capital adequacy cover – statutory basis

Embedded value per share


R
80
70
60
50
40
30
20
10
0
00
01
02
03
04
05

Review of the Past Six Years

	Compound annual growth %
Balance sheet – extracts	
Shareholders' funds	–
Policyholders' liabilities (net of reinsurance assets)	18
Total assets	17
Capital adequacy cover (multiple of capital adequacy requirement)	(19)
Income statement – extracts	
Headline earnings per share (cents)	6
Operating profit from insurance operations per share (cents)	
Revenue earnings per share attributable to shareholders' funds (cents)	
Total earnings per share (cents)	17
Maintenance costs per policy (rands) – Liberty	
– Liberty Active	
– Capital Alliance – complex products	
– simple products	
Cash flows (premium income and claims)	
Recurring premium income and inflows from insurance and investment contracts	19
Individual	17
Group	24
Single premium income and inflows from insurance and investment contracts	11
Individual	14
Group	2
Net premium income and inflows	15
Total claims, policyholders' benefits and payments under insurance and investment contracts	16
Individual	16
Group	16
Net cash inflow	11
Embedded value	
Embedded value	10
Value of life business in-force	19
Fair value adjustment – financial services subsidiaries	6
Embedded value per share (rands)	12
Value of new business written	15
Embedded value profits	17
New business	
New business – recurring premiums and inflows under insurance and investment contracts	14
Individual	13
Group	17
New business – single premiums and inflows under insurance and investment contracts	11
Individual	14
Group	1
New business	12
New business index (recurring premiums plus 10% of single premiums)	13
Profitability ratios	
Total return on average equity on continuing operations (%)	
Headline return on average equity on continuing operations (%)	
Return on embedded value (%)	
New business margin (%)	
Share statistics and ratios	
Liberty closing share price as at 31 December (rands)	
Liberty share price high for the year (rands)	
Liberty share price low for the year (rands)	
Total number of shares in issue at 31 December (millions)	
Weighted average number of shares in issue (millions)	
Dividends declared per ordinary share (cash equivalent) (cents)	
Market capitalisation	
Total group staff	1

(1) *After capital reduction announced in 2000.*
(2) *The STANLIB joint venture and Liberty Healthcare outsourcing of administration resulted in a reduction in headcount of 400 and 190 respectively.*
(3) *244 staff members joined Liberty on 1 October 2003 as a result of the Investec Employee Benefits acquisition.*
(4) *520 staff members joined Liberty on 1 April 2005 as a result of the Capital Alliance acquisition.*

2005 Rm	2004 [8] Rm	2003 Rm	2002 Rm	2001 [1] Rm	2000 Rm
9 434	8 526	8 782	8 588	8 346	9 616
139 889	97 500	83 840	73 596	75 562	62 138
166 064	114 004	96 558	86 260	89 401	75 966
2,0 [7]	2,5 [7]	2,6	3,0	3,5	5,7
731,2	459,7	346,4	391,5	568,4	557,8
374,1	309,3	227,9	295,7	469,3	410,7
357,1	150,4	118,5	95,8	99,1[5]	147,1[5]
572,8	675,9	424,0	402,5	829,6	266,7
258,29	248,44	240,09	225,34		
139,05	153,84	161,43	151,50		
221,00					
98,00					
13 896	10 319	8 725	7 856	6 481	5 777
9 762	7 692	6 618	6 000	5 019	4 371
4 134	2 627	2 107	1 856	1 462	1 406
13 395	10 235	9 397	8 559	7 641	7 790
11 030	8 653	6 938	7 377	6 417	5 623
2 365	1 582	2 459	1 182	1 224	2 167
27 291	20 554	18 122	16 415	14 122	13 567
(21 565)	(16 914)	(13 625)	(11 914)	(11 191)	(10 188)
(15 844)	(10 854)	(10 436)	(9 666)	(8 737)	(7 409)
(5 721)	(6 060)	(3 189)	(2 248)	(2 454)	(2 779)
5 726	3 640	4 497	4 501	2 931	3 379
19 153	16 319	15 817	15 127	14 767	11 941
11 563	8 157	6 686	5 837	5 235	4 832
1 345	875	663	838	1 310	996
R75,96	R65,07	R57,58	R55,28	R54,21	R43,95
777	815	609	605	455	391
3 539	3 006	1 412	1 166	3 147	1 606
3 559	3 158	2 935	2 782	2 180	1 870
2 924	2 674	2 504	2 357	1 834	1 578
635	484	431	425	346	292
13 114	10 282	8 732	8 519	7 639	7 756
10 797	8 700	6 808	7 336	6 415	5 589
2 317	1 582	1 924	1 183	1 224	2 167
16 673	13 440	11 667	11 301	9 819	9 626
4 870	4 186	3 808	3 634	2 944	2 646
16,1	20,9	14,3	13,9	40,4	10,0
20,5	14,7	11,7	13,5	24,9	22,7
21,7	19,0	9,3	7,9	26,4	11,3
19,9	24,4	19,9	20,3	18,5	17,6
R75,50	R66,60	R54,00	R54,65	R55,20	R57,74
R77,00	R67,00	R57,00	R67,90	R61,00	R85,00
R57,49	R48,00	R45,00	R50,20	R43,25	R48,00
252,2 [6]	250,8[6]	274,7	273,6	272,4	271,7
251,8	271,9	274,0	273,0	272,0	270,9
350,0	315,0	278,0	278,0	278,0	283,0
20 981	18 421	14 834	14 952	15 037	15 688
6 092 [4]	5 276	5 697[3]	5 549[2]	6 293	5 816

[5] *2001 includes 17,4 cents per share and 2000 includes 72,6 cents per share in respect of discontinued operations.*
[6] *JSE listed shares less 25,8 million shares in respect of the BEE transaction.*
[7] *Capital Adequacy Requirement is based on the statutory basis (2003 and prior is on the published basis).*
[8] *2004 amounts restated for adoption of IFRS.*

Letter to Shareholders

To our shareholders

2005 could well be regarded as a significant turning point in the life assurance industry. A number of unfavourable rulings against life assurance companies (including Liberty Life) by the Pension Fund Adjudicator (PFA), coupled with a wave of negative sentiment towards life assurers from the media and consumers themselves, led to a long overdue rethink as to how to reposition our business model in future. The PFA rulings and Statement of Intent (SOI) are dealt with in more detail below. What has been encouraging is that in spite of the negative perceptions surrounding the industry, Liberty Life nevertheless managed to turn in a very good performance for the 2005 financial year. This is most heartening as it shows that life assurance companies still have a critical role to play in the future of the financial services industry in South Africa.

Performance highlights

The strong growth enjoyed in the South African investment markets during the latter half of 2004 continued throughout 2005. Liberty Life was a beneficiary of this growth in a number of areas. Indexed new business grew by 12% over 2004, from R4,3 billion to R4,9 billion, albeit at a slightly lower margin compared with 2004. Net cash inflows from insurance operations were up from R3,2 billion in 2004 to R5,7 billion. This excluded net inflows into STANLIB of a further R13 billion.

Maintenance cost per policy increases were in line with actuarial assumptions (4,25% per annum) for the third year in a row while non-recurring items were considerably higher than 2004, due mainly to costs incurred with respect to the restructuring into three main divisions and the integration of Capital Alliance Holdings Limited (CAHL). Embedded value grew by 17% to R76 per share in spite of a provision of R599 million being raised in respect of the SOI.

A final dividend for 2005 of 224 cents per share (153 cents per share in 2004), has been declared in line with the group's newly adopted dividend policy, as communicated in the 2004 year end results. The total dividend for the year of 350 cents per share reflects an increase of 11% (in line with the current estimated medium term growth rate of our embedded value after payment of normal dividends) on the total 2004 dividend of 315 cents per share.

Capital reduction

The Capital Adequacy Requirement (CAR) cover ratio decreased from 2,5 times at 31 December 2004 to 2,0 times at 31 December 2005, mainly as a result of the acquisition of CAHL, higher Lifestyle Protector (risk product) sales, offset to an extent by increased excess assets on a statutory basis. A target CAR cover level of 1,7 times results in excess capital of approximately R1,1 billion. Therefore a capital reduction of R1 billion or R3,60 per share will be paid out of the share premium account, subject to shareholder and regulatory approval. The total payout to shareholders for the 2005 year will therefore amount to R7,10 per share. As a result of this capital reduction the estimated medium term growth rate of embedded value (to determine the 2006 ordinary dividend) will be applied to a re-based 2005 dividend of 325 cents per share in order to recognise the impact on earnings as a result of the reduction in capital.

Significant events in 2005

In April 2005 CAHL was purchased for R3,0 billion. The major focus for the remainder of 2005 was to ensure a swift and smooth merging of the businesses and staff of CAHL and Liberty Life. By the end of September CAHL staff had moved from its head office into Liberty Centre. During this process the company's business model was restructured to position it to serve both intermediaries and policyholders more effectively and efficiently. This caused a certain amount of disruption compounded by the PFA rulings – but by and large the new model has been implemented and the benefits thereof are beginning to be extracted. In a SENS announcement issued on 23 November 2005, it was indicated that the expected sustainable savings could be in the order of R300 million per annum from 2008 onwards.

The company was the first South African life assurer to issue a capital qualifying listed corporate bond. Applications for over R4,0 billion were received and consequently the full amount of R2,0 billion was raised and has been used to fund working capital requirements.

Liberty Life was elected winner of both categories of awards for life assurers (individual and corporate) at the South African Financial Sevices Intermediaries Association awards ceremony. This is the first time that the largest intermediary body has made both awards in the same year to one company.

Another important development was the conducting of a peer review by an independent international actuary of the statutory actuary of Liberty Life. This was extemely beneficial and has served to highlight important areas of focus for our actuarial functions over the next few years. We have already begun implementing several of his suggestions.

During the course of last year we initiated the disposal of our offshore asset manager, Liberty Ermitage, and the Australian life assurance business, Prefsure, which we acquired through the acquisition of CAHL. Hightree (a small UK distribution business) was disposed of late in 2005. The sale process relating to Liberty Ermitage continues and hopefully will be completed shortly, while we have signed a sale agreement for Prefsure.

Work has commenced on the construction of our new regional head office in Cape Town and we look forward to taking occupation early in 2006.

Liberty Active

Project Khula was launched within Liberty Active during the course of 2005 to focus on the lower to middle income segments of the market. Subsequent to the purchase of CAHL, the project Khula sales force was integrated with CAHL work site marketing. A comprehensive review of both CAHL and Liberty's entry level market products was undertaken and resulted in a simple, streamlined range of value for money risk products at the lower end of the market. The challenge for the coming year is to ensure efficient distribution of these products to those who have a real need for them. In keeping with our philosophy of providing the right product for the right markets, we have discontinued the sale of savings products to this end of the market.

STANLIB

STANLIB has had its best financial year since its formation in 2002. Profit before tax and interest exceeded R400 million and assets under management grew by 27% to R276 billion as at 31 December 2005. Performance in the equity markets continued to improve both in absolute terms and relative to its peers. The Alexander Forbes Global Manager Watch survey placed STANLIB third for the year ended 2005, with its preferred asset portfolio returning 35% for the year. Costs were well controlled and the company is budgeting for good growth in assets and profitability in the coming year.

Pension Fund Adjudicator rulings and statement of intent

There was a constant stream of negative publicity around the life assurance industry during the course of last year, fuelled primarily by the media and numerous negative rulings against various companies within the industry by the PFA. Whilst there were many aspects of the PFA rulings with which we clearly disagreed, many of the issues he dealt with and rulings he made had merit. Whether or not they were legally defensible was less of an issue to us as whether or not the past practices could be seen as fair, in the light of the environment in which we now find ourselves.

Under the auspices of the LOA extensive discussions took place, both internally and with outside interested parties such as the National Treasury and the Financial Services Board, around reforming the savings products in the industry - but any solution had to take into account not only the future, but also the existing in-force books of the life assurers, as well as business on the books which had already terminated prior to the maturity of the contracts. The discussion culminated in a December 2005 meeting and the signing of a SOI by the five largest life office members of the LOA and the Minister of Finance.

Full provision has been made at 31 December 2005 for the minimum values of savings products as contemplated in the statement of intent. This has had a negative once-off impact of R599 million on the group's embedded value.

It is important to note that the issues raised in the settlement agreed to above only relate to a small and specific part of a life assurers' business. History has shown that in general, those who take out and maintain a retirement or endowment product which they see through to maturity will have invested wisely and at reasonable cost to themselves – although it should also be borne in mind that the choice of investment portfolio will impact that return. It has been primarily in situations where policies have been prematurely terminated or partially terminated where the perceived high costs have rightly been a major bone of contention. It is hoped that this has now been dealt with and we look forward to continuing to give our policyholders the peace of mind they seek as they plan for their future.

Our people

At a senior level we are equipped with the right people to face the challenges that lie ahead for both Liberty and the industry. Our focus is on identifying and developing talent and leaders for the future. We have engaged the services of a professional organisation to assist in this regard and we are currently in the process of rolling out a leadership programme to over 300 of our management. This programme will include the development of a common vision and values for the business.

We continue to manage out poor performers and are able to attract talented people into the organisation at all levels and reward them accordingly. For senior staff we have appropriate remuneration structures in place, and this year saw the introduction of our Excellence Awards Programme for management who were not on the incentive scheme and non-management staff. Sales staff were excluded from the process.

The year ahead

We do not have a complicated strategy for the coming year - or the next few years for that matter. We intend quite simply becoming the South African life assurer of choice - both for those who wish to buy and those who wish to sell life assurance products. To do this we realise that we need to offer product that is relevant, easy to understand and provides real value for money. We are critically reassessing the relevance of all products provided by Liberty Life and where we find that they are no longer suitable for the markets we currently operate in, these will be discontinued. Similarly, we realise that we may suffer significant reputational (and financial) risk where inappropriate advice is given and inappropriate product is sold - be it through our tied agency force or independent brokers. Where this is found to have occurred we will unhesitatingly remove that party's contract to sell our product - regardless of his or her previous track record.

In addition, to be the life assurer of choice means that we need to provide a service that is beyond reproach and puts the customer at the forefront of everything we do. We have made progress in this area but understand that we still have a long way to go. The decision to move our back office onto one delivery platform over the next few years will go some way towards helping us deliver on our service promise.

While we will continue to focus on distribution, we also realise that to be competitive, profitable and provide value for money means that we cannot be complacent when it comes to costs. We are constantly evaluating the way we do things to see if we can't do things once, but quicker and cheaper.

There is a real commitment amongst all the Liberty Life staff to deliver the above and that is where our attention will be focused in the coming year. Our job is to help bring out the best in our people.

Prospects

We do not expect the same high level of performance from the financial markets in 2006 that we have enjoyed in 2005. However the domestic economic outlook remains favourable and we believe that our actuarial assumptions for the 2006 year will be met. While BEE normalised headline earnings may be lower in 2006 due to the impact of a potential lower financial market performance for 2006, real growth in BEE normalised embedded value and dividends (after re-basing these respective numbers to allow for the capital reduction of 360 cents per share) should be achieved.

Appreciation

Myles Ruck announced on 21 February 2006 that he will resign as chief executive of Liberty Life at the end of his three year contract on 31 May 2006. Bruce Hemphill has been appointed by the board to replace Myles. Bruce has for the past two years been chief executive of STANLIB and a member of Liberty Life's executive committee. We have every confidence in Bruce's ability and anticipate a smooth transition from Myles to Bruce.

This has been a very difficult year for participants in the life assurance industry. The external pressures brought to bear on life companies have required a measured response and in this regard the support and ongoing advice of the board has been invaluable and very much appreciated.

The wave of negative publicity has also taken its toll on staff morale and they are to be congratulated on a fine performance under very trying circumstances. We feel sure that the coming year will enable us to build further on their performance, this time in a far more positive and morale boosting environment. We thank them for their commitment and support.

Many of you, our shareholders, have remained with us through a challenging year and we thank you for your support – for which we trust you will be richly rewarded!

M J D Ruck
Chief executive

D E Cooper
Chairman

Johannesburg
1 March 2006

Introduction

The Liberty Group Limited and its subsidiaries (Liberty Life) are committed to striving for the highest levels of corporate governance in all aspects of their operations. The group is satisfied that the Code of Corporate Practices and Conduct of the second King Report on Corporate Governance for South Africa has been complied with for the reporting period.

As governance structures are dynamic, Liberty Life reviews and reassesses its corporate governance practices on an ongoing basis, including the identification and implementation of global best practice where deemed appropriate for local circumstances. The primary motivation is to ensure that Liberty Life conducts its business activities with integrity so as to be responsive to the needs of all stakeholders, including shareholders, policyholders, intermediaries and other customers, employees and the communities in which they live and work, suppliers, other business partners, industry regulators and government.

Board of directors

Composition of the board of directors

The company currently has a board consisting of 11 directors. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to the board.

Role and function of the board of directors

The board is responsible for overall corporate governance and the ultimate control of the businesses of Liberty Life, as well as for ensuring that there is clear strategic direction and that appropriate management structures are in place. Some of these structures, which are described in this corporate governance review, are designed to provide a reasonable level of assurance as to the proper control and conduct of Liberty Life's affairs.

The board agrees the Liberty Life's objectives and participates in discussions on, and monitors the progress of, strategic direction and policy, operational performance, business acquisitions and disposals, the approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on Liberty Life's affairs.

The Liberty Group Limited board meets quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. Myles Ruck, the chief executive, oversees and manages the Liberty Life's daily operations.

Details of attendance of each director at meetings of the board and board sub-committees are set out below.

Independence of the board of directors

By adhering to a number of key principles, the board's independence from the daily executive management team is ensured:

- The roles of chairman and chief executive are separate;
- In Liberty Group Limited, nine of the eleven directors are non-executive, with seven of the nine non-executive directors being independent;
- The group audit and actuarial committee and the group risk committee consist of four independent non-executive directors and one non-executive director; the group remuneration committee consists of two independent non-executive directors, one non-executive director and the chairman of the board;
- Non-executive directors do not hold service contracts with Liberty Life and their remuneration is not tied to the group's financial performance; and
- All directors have access to the advice and services of the company secretary and are entitled, at the expense of Liberty Life and after consultation with the group chairman, to seek independent professional advice on the affairs of the group. No director obtained independent professional advice on the affairs of Liberty Life during 2005.

Board mandate

The board operates in terms of a mandate which sets out its roles and responsibilities. Key terms of reference set out in the mandate are:

- agree the Liberty Life's objectives;
- agree the strategies and plans for achieving those objectives;
- annually review the corporate governance process and assess achievement against objectives;
- review board and board committee mandates at least annually and approve recommended changes;
- delegate to the chief executive or any director holding any executive office or any senior executive any of the powers, authorities and discretions vested in the board, including the power of sub-delegation. Delegate similarly such powers, authorities and discretions to any committee and subsidiary company board as may be created from time to time;
- approve the remuneration to be paid to non-executive directors for board and committee membership based on recommendations made by the group remuneration committee, for ultimate approval by shareholders;
- approve capital funding for the company and the group, and the terms and conditions of rights or other issues and any prospectus in connection therewith;
- ensure that an adequate budget and planning process exists, that performance is measured against budgets and plans and approve annual budgets for the group;
- approve significant acquisitions, mergers, take-overs, divestments of operating companies, equity investments and new strategic alliances by the company or its subsidiaries;
- consider and approve capital expenditure recommended by the group executive committee;
- consider and approve any significant changes proposed in accounting policy or practice and consider the recommendations of the group audit and actuarial committee;
- consider and approve the external audit fee and budgeted audit fee as per the recommendation of the group audit and actuarial committee;
- consider and approve the annual financial statements, interim statements, dividend announcements and notices to shareholders, and consider and agree the basis for considering the group to be a going concern as per the recommendation of the group audit and actuarial committee;
- have ultimate responsibility for systems of financial, operational and internal controls, the adequacy and review of which will be delegated to committees and the board will ensure that reporting on these issues is adequate;
- have ultimate responsibility for regulatory compliance and ensure that reporting to the board is comprehensive;
- ensure balanced reporting to stakeholders on the group's position and that such reporting is done in a manner that can be understood by stakeholders; and
- review non-financial matters which have not been specifically delegated to a sub-committee.

Membership and attendance

The number of directors' meetings and number of meetings attended by each of the directors during the year were:

	Board of directors				Group audit and actuarial committee		Risk committee		Remuneration committee		Group transformation committee	
Liberty Group Limited	**A1**	**B1**	**A2**	**B2**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
D E Cooper	4	4	1	1					1	1		
H I Appelbaum	4	3	1	0								
A W B Band	4	3	1	1								
D A Hawton	4	4	1	1	4	4	4	4	1	1		
S J Macozoma	4	4	1	1	3	3	3	3	1	1	3	3
J H Maree	4	3	1	1							3	3
L Patel	4	4	1	0							3	3
A Romanis	4	4	1	1	4	4	4	4				
M J D Ruck	4	4	1	1							3	3
M J Shaw	4	4	1	0	4	4	4	4	1	1		
S P Sibisi	4	4	1	1	2	2	2	2				

Column A indicates the number of meetings held during the year while the director was a member of the board or committee. In the case of meetings of the board of directors, A1 are the regular scheduled meetings and A2 are special meetings.

Columns B1 and B2 indicate the number of meetings attended by the director during the year while the director was a member of the board or committee.

Share dealing by directors and senior personnel

Liberty Life has implemented a code relating to share dealing by directors and other senior personnel who, by virtue of the key positions they hold, have comprehensive knowledge of the group's affairs. The code imposes closed periods to prohibit dealing in Liberty Group Limited securities before the announcement of mid-year and year-end financial results or in any other period considered price sensitive, in compliance with the requirements of the Insider Trading Act and the JSE Limited (JSE) in respect of dealings by directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the chief executive.

The code goes further by also restricting dealings by directors and other senior personnel (to the extent that they are aware) in any companies securities that may be affected by a transaction or proposed transaction between Liberty Group Limited and such company.

Appointment and re-election of directors

In accordance with the articles of association of Liberty Group Limited only the non-executive directors are subject to retirement by rotation and re-election by shareholders at least once every three years.

The appointment of executive directors is approved directly by the board.

As part of his contract of employment, the chief executive is required to give or receive three months' notice to terminate his services. Other executive directors are required to give or receive one month's notice to terminate their services.

Induction of new directors

Appropriate induction is in place for new directors to ensure they are adequately briefed and have the required knowledge of the company's structure, operations and policies to enable them to fulfil their duties and responsibilities. The company secretary is responsible for the administration of the induction. New directors are also provided with details of all applicable legislation, the company's articles and memorandum, board minutes and documentation setting out their duties and responsibilities as directors. The induction programme includes meeting with members of executive management as part of the process of familiarising new directors with Liberty Life and briefings regarding complex industry-specific issues.

Board of directors of subsidiary and associate companies

Liberty Group Limited's operating subsidiaries and joint venture companies have their own boards of directors.

The role of these boards involves participating in discussions on, and maintaining the progress of, strategic direction and policy, operational performance, approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning and any other matters that do or may impact materially on the subsidiary and joint venture companies' activities.

Board committees

Five standing committees of the board, to which certain of its functions have been delegated, were in place during 2005. The group audit and actuarial committee, the group risk committee, the group remuneration committee, the group transformation committee and the group directors' affairs committee operate according to the written terms of reference stipulated by the board.

Details of these committees follow.

Group audit and actuarial committee

Members

Messrs M J Shaw (chairman), D A Hawton, A Romanis and S P Sibisi, all of whom are independent non-executive directors and Mr S J Macozoma, a non-executive director.

Principal objectives

The group audit and actuarial committee's principal objectives are to:

- act as an effective communication channel between the board on the one hand and the external auditors and the head of internal audit on the other;
- assist the board in ensuring that the external audit is conducted in a thorough, objective and cost effective manner;
- satisfy the board that adequate internal, financial and operating controls are being identified, addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored through the group risk committee;
- provide the board with an assessment of the effectiveness of the external auditors and the internal audit functions;
- provide the board with an assessment of the effectiveness of the compliance function;
- enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by Liberty Life, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to Liberty Life's life insurance activities;
- provide the board with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public announcements issued by Liberty Life; and
- monitor the application of the policy governing the provision of non-audit services by Liberty Life's external auditors, as detailed on page 22 of this report, and review the extent and nature of all non-audit services provided.

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and internal audit functions. The external auditors, head of internal audit, statutory actuary, group risk executive, head of group compliance and group secretary all have unrestricted access to the chairman of the group audit and actuarial committee at all times. The group audit and actuarial committee also has responsibility for Liberty Group Limited's wholly-owned life insurance subsidiaries, Liberty Active Limited, Capital Alliance Life Limited, Rentmeester Versekeraars Beperk and Saambou Life Assurers Limited. Prefsure Holdings Limited, Liberty Ermitage Jersey Limited and STANLIB Limited have their own audit committees comprising independent non-executive directors. These audit committees meet quarterly and minutes of meetings are reviewed at group audit and actuarial committee meetings.

Meetings

Group audit and actuarial committee meetings are held at least four times a year and are attended by the Liberty Group Limited's external auditors, the statutory actuary, the head of internal audit and appropriate members of the senior executive management team.

Group risk committee

Members

Messrs M J Shaw (chairman), D A Hawton, A Romanis and S P Sibisi, all of whom are independent non-executive directors and Mr S J Macozoma, a non-executive director.

Principal objectives

The group risk committee's principal objectives are to:

- review Liberty Life's risk philosophy, strategy, policies and processes recommended by executive management;
- review compliance with risk policies and with the overall risk profile of Liberty Life;
- review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- review the adequacy and effectiveness of Liberty Life's risk management function and its implementation by management;
- review the adequacy of insurance coverage;
- ensure that material corporate risks have been identified, assessed and receive attention; and
- provide the board with an assessment of the state of risk management within Liberty Life and recommendations to address serious risk issues.

The members of the group risk committee review reports provided by executive management dealing with the top risks faced by the Liberty Life which have been identified in accordance with the group's risk management methodology. Presentations are received from executive management dealing with topical risk issues.

The committee also reviews reports dealing with reassurance retention limits, the group's risk management processes, relevant corporate governance issues and developments and insurance matters, in view of the key role insurance plays in mitigating operational risks.

Meetings

Group risk committee meetings are held at least four times a year and are attended by Liberty Group Limited's external auditors, the head of internal audit, group risk executive and appropriate members of the senior executive management team.

Group transformation committee

Members

Mr S J Macozoma (chairman and non-executive director), Prof L Patel (independent non-executive director), Mr J H Maree (non-executive director) and Mr M J D Ruck (chief executive).

Principal objectives

The group transformation committee's principal objectives are to:

- ensure that appropriate policies on transformation are developed, maintained and guide transformation initiatives within Liberty Life;
- monitor the implementation of transformation policies, practices and procedures to ensure compliance with current and evolving legislation and related regulations in South Africa, with particular reference to the Financial Sector Charter;
- ensure that the group meets the requirements of the Financial Sector Charter and that any issues arising therefrom are addressed; and
- monitor achievements against targets and report thereon to the board.

Meetings

Group transformation committee meetings are held at least twice a year.

Directors' affairs committee

Members

Messrs D E Cooper (chairman), A W B Band (independent non-executive director), S J Macozoma (non-executive director) and Mr M J D Ruck (chief executive).

Principal objectives

The directors' affairs committee was formed during 2005 and its principal objectives are to:

- assist the board in discharging its responsibility of ensuring that the composition and structure of the board and its committees enable the board to fulfil its obligations in terms of the board mandate;
- assist the board of directors in its determination and evaluation of the adequacy, efficiency and appropriateness of the corporate governance structures and practices in the group
- identify, evaluate and recommend nominees to the board of directors and board committees; and
- ensure that an appropriate induction course is in place for all new directors and that there is an ongoing development and exposure for directors to enable them to remain up-to-date on relelvant business and statutory developments.

Meetings

In terms of its mandate the directors' affairs committee is required to meet at least twice a year. The first meeting will be held during 2006.

Group remuneration committee

Members

Messrs D A Hawton (chairman), M J Shaw (both independent non-executive directors), D E Cooper (chairman of the board of directors) and Mr S J Macozoma, a non-executive director.

Remuneration policy

The remuneration policy is aligned to the overall strategic objectives of the group. The remuneration policy covers all employees and aims to ensure a balance between the interests of employees and shareholders, by ensuring that the group attracts and retains the talent needed to achieve its objectives. The nature of the business of the group is largely dependent on intellectual capital and the group operates in an environment of scarce skills and expertise.

Remuneration governance

Board responsibility

The board of directors is responsible for remuneration. To assist the board in fulfilling its responsibilities, it has appointed and mandated a remuneration committee consisting of non-executive directors, the majority of whom are independent.

The remuneration committee

The overall purpose of the remuneration committee is to formulate remuneration strategy and policies for approval by the board and to monitor the implementation of such policies and report thereon to the board, thereby enabling the board to discharge its responsibilities relating to the following:

- determining the policy for executive remuneration, and approving the entire individual remuneration packages for each of the executive directors and other senior executives, as appropriate;
- ensuring that competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high performance staff at all levels in support of realising corporate objectives and safeguarding stakeholder interests;
- reviewing the design and management of salary structures and policies, incentive schemes and share schemes to ensure that they motivate sustained high performance linked to company performance;
- developing and implementing a policy of remuneration philosophy for disclosure to enable a reasonable assessment of reward practices and governance process to be made by stakeholders;
- recommending the level of non-executive directors' fees, including the chairman's fee, to the board after receiving inputs from executive directors, for ultimate approval by shareholders;
- ensuring adequacy of retirement funding and healthcare benefits; and
- ensuring compliance with applicable laws and codes.

Remuneration committee process

The remuneration committee is chaired by an independent non-executive director. Two meetings are held per year, with additional meetings scheduled as required.

The chief executive attends meetings by invitation, with the executive responsible for group human resources, invited to attend as appropriate.

The remuneration committee recommends the remuneration of non-executive directors for approval by the board and shareholders and determines the remuneration packages of the executive directors and the top twenty five highest paid executive managers in the group. The remuneration committee conducts an annual assessment of the chief executive's performance. The chief executive's remuneration is structured on the same basis as for other employees and comprises a guaranteed component, a pension component and an incentive component, consisting of both short- and long-term incentives.

When determining the fees for non-executive directors for recommendation to the board, the remuneration committee, in consultation with the chief executive, reviews data on directors' fees for the financial services sector and companies of a similar size outside of the industry. The board reviews the recommendations and, subject to approval, submits the recommended fees for approval by shareholders at the annual general meeting.

Non-executive directors receive fixed fees for their service on the board and board committees.

On 7 December 2004, shareholders passed resolutions approving the participation of the current black non-executive directors in the black ownership initiative (other than Mr S J Macozoma who participated directly in the black ownership initiative as a member of the empowerment consortium), as the board believes it highly necessary to secure, at an early stage, the services of black non-executive directors with the necessary competence. Prof L Patel and Dr S P Sibisi were each awarded rights to 100 000 Liberty Group Limited ordinary shares in terms of the scheme.

Other than the participation of black non-executive directors in the black ownership initiative, non-executive directors do not participate in any share option scheme.

Remuneration structure

Employee remuneration is made up of the following components:

Guaranteed component

All permanent employees, irrespective of level, receive a guaranteed element of remuneration. This is based on cost to company (CTC). CTC comprises a fixed cash portion, compulsory benefits (medical aid, life cover and retirement fund membership) and optional benefits (motor vehicle benefits).

Historically the target level for the guaranteed portion of the remuneration package was set at the 75th percentile of the financial services market. The rate at which the guaranteed amount is increased has been slowed, with an emphasis on increasing the proportion of performance-related pay. The premise is that superior performance towards the achievement of the group's objectives by an individual should result in the employee earning in the top quartile for his or her position.

Comparative studies of peer groups and leading South African companies are used along with market survey data in arriving at levels of guaranteed pay. Market surveys form the base from which appropriate remuneration structures are developed as the surveys provide regular snapshots of market practices. These salary surveys are utilised to establish appropriate salary scales, to monitor pay policies, to track market movements and to obtain general employment practice information such as labour turnover, incentive bonus scheme practices etc.

Salary surveys relevant (but not limited) to the financial and insurance industries that Liberty Life utilises for the purposes stated above are:

Deloitte Human Capital

- Insurance circle survey
- National remuneration guide
- Top executive survey
- Senior manager survey
- Information technology reward survey
- Various specialised surveys

Remchannel financial reward survey

21st Century business and pay solutions

- Actuarial survey
- Ad-hoc surveys according to benchmark need

Due to varying sample sizes of each surveying company, it is ensured that at least two survey sources are utilised per benchmarking exercise to ensure validity and relevance.

Where necessary advice is obtained from Deloittes and 21st Century, remuneration specialists.

Guaranteed packages are reviewed annually and adjustments based on responsibilities and performance made with effect from the beginning of April each year.

Retirement funding and risk related benefits

Retirement funding and risk related benefits form part of the CTC of all employees and are market related. The group's liability in respect of the defined contribution retirement funds and risk related benefits has been capped.

Short-term incentives

Short-term incentives are considered to be a strong driver of competitiveness and the achievement of group objectives. Short-term incentives are aimed at the achievement of stipulated annual objectives, thereby ensuring that a significant portion of executive employee cost is variable and dependent on the achievement of such objectives.

Senior management and other nominated managers participate in the senior management incentive scheme. The scheme is based on the achievement of short-term performance targets relevant to the individual, which are aligned to the achievement of the group's overall objectives for the year. The targets relate to the company's overall financial performance, growth in embedded value, the achievement of strategic objectives for the employee's business unit and agreed personal targets.

The senior management incentive scheme was re-designed for 2005 to take into account the evolving business requirements of the group and the need to drive and reward progress in identified areas.

A discretionary element over and above the delivery of financial and other quantifiable objectives to reward superior individual performance was introduced in 2004. While some discretion is inevitable when dealing with non-quantifiable bonuses, non-quantifiable targets are set around the business drivers and performance measures to which the individual can contribute. It is the intention to retain a non-quantifiable element of the incentive scheme into the future, however an increased weighting towards quantifiable measures will take place as appropriate.

A review process by the chief executive and the remuneration committee is undertaken in respect of all incentive awards.

Incentive awards take job level and individual performance into account. The scheme enables high-performing managers to earn a total remuneration package (CTC plus bonus) that is in line with the philosophy to attract and retain talent.

Long-term incentives

It is essential that the company retain key individuals for the longer term. Long-term incentives are designed to ensure the alignment of the longer-term objectives of relevant stakeholders.

Share option scheme

Executive directors and senior management participate in the Liberty Life's share option schemes. The schemes are intended to promote an alignment of interests with those of shareholders and to provide a longer term incentive as part of the remuneration structure to attract new, skilled and competent employees and to retain their services.

On an annual basis a comprehensive review of existing allocations is undertaken and where appropriate and required new awards are made. In exceptional cases, awards may also be made outside of this review period to attract or retain talent.

Awards of options are based on a multiple of CTC and typically vest over a five-year period, with 50% of an award vesting after three years and a further 25% vesting after four and five years, respectively. Awards have an expiry period of ten years.

The share option schemes are continually reviewed in the light of emerging trends to align the scheme better with shareholder interests.

Shares under option

Liberty Life operates four share incentive schemes, being the Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust, Liberty Group Share Incentive Scheme and the Liberty Life Equity Growth Scheme.

Liberty Life share options are granted to executive directors and permanent employees only. In relation to share options granted:

- The specific grant is not subject to prior shareholder approval, as the share option schemes have been approved by shareholders in general meeting. Any amendments to the schemes are submitted for shareholder approval.
- No options are issued at a pricing discount.
- The directors have the discretion to vary the vesting periods and this discretion has been applied in certain instances. Typically, the options are granted with vesting of 50%, 75% and 100% in years 3, 4 and 5 respectively.
- Option holders are not entitled to dividends and do not have voting rights.

Following the approval by shareholders of the Liberty Life Equity Growth Scheme at the annual general meeting held on 23 May 2005, the grant of new share options in terms of the Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust and the Liberty Group Share Incentive Scheme have been discontinued (although options previously granted and outstanding in terms of these schemes will continue to be implemented in full) and share incentives are only granted in terms of the Liberty Life Equity Growth Scheme. In terms of the Liberty Life Equity Growth Scheme, the beneficiaries acquire the right to participate in the growth of Liberty Group Limited's ordinary shares and the value of such participation is delivered to the beneficiaries in the form of Liberty Group Limited ordinary shares.

Review of long-term incentives

The group's long-term incentive scheme is continually reviewed to ensure both alignment to the future long-term objectives of the group, and any changes in tax legislation around share incentive schemes.

Shares under option at 31 December 2005

Date granted	Price payable per share	Final vesting date	Shares under option at beginning of year	Options/ rights granted during year	Options/ rights implemented during year	Options/ rights cancelled/ (reinstated) during year	Shares under options/ rights at end of year	Executive directors' options/ rights outstanding at end of year
18 May 98	R100,14	18 May 05	5 000				5 000	
28 Aug 98	R23,14	28 Aug 05	10 500		7 000		3 500	
10 Sep 98	R36,44	10 Sep 05	75 251		33 063		42 188	3 750
28 Sep 99	R37,00	28 Sep 05	1 020 208		683 735	17 980	318 493	3 458
15 Nov 99	R47,20	15 Nov 04	511 396		260 612	21 683	229 101	
18 Feb 00	R57,90	18 Feb 05	185 700		58 800		126 900	
14 Apr 00	R45,30	14 Apr 05	584 134		363 563	71	220 500	
17 Jul 00	R53,80	17 Jul 05	30 200		22 566	5 300	2 334	
21 Nov 00	R46,30	21 Nov 05	269 203		123 201		146 002	
3 Apr 01	R48,50	3 Apr 06	588 841		261 066	(150)	327 925	
10 Apr 01	R45,10	10 Apr 06	902 250		301 835	19 225	581 190	
16 Apr 02	R58,20	16 Apr 07	939 000		106 551	59 249	773 200	
16 Oct 02	R54,10	16 Oct 07	13 200				13 200	
14 Mar 03	R49,75	14 Mar 08	1 479 300		40 544	83 956	1 354 800	
2 Jun 03	R48,50	2 Jun 08	166 000				166 000	166 000
12 Sep 03	R50,00	12 Sep 08	30 000				30 000	
24 Nov 03	R49,85	24 Nov 08	113 800		13 419	14 081	86 300	
15 Mar 04	R54,25	15 Mar 09	1 201 100		13 652	87 148	1 100 300	200 000
2 Aug 04	R51,30	2 Aug 09	125 000				125 000	
1 Sep 04	R55,00	1 Sep 09	120 000				120 000	
15 Nov 04	R63,55	15 Nov 09	121 000				121 000	
2 Dec 04	R63,99	2 Dec 09	100 000				100 000	
3 Jan 05	R66,60	3 Jan 10		50 000			50 000	
21 Apr 05	R62,00	21 Apr 10		1 177 350		22 350	1 155 000	100 000
20 Jun 05	R58,75	20 Jun 10		100 000		50 000	50 000	
6 Oct 05	R63,00	6 Oct 10		80 000			80 000	
1 Nov 05	R64,50	1 Nov 10		10 000			10 000	
21 Nov 05	R68,70	21 Nov 10		30 000			30 000	
1 Dec 05	R72,70	1 Dec 10		20 000			20 000	
			8 591 083	**1 467 350**	**2 289 607**	**380 893**	**7 387 933**	**473 208**

Closing price for a Liberty Group Limited ordinary share on 31 December 2005: R75,50 (31 December 2004: R66,60)

The majority of the above options have vesting periods of 50%, 75% and 100% after years 3, 4 and 5 from date of grant. After vesting, options may be implemented at any time except during closed periods. Options expire on the tenth anniversary from date of grant of the options.

Retention agreements

Where employees are key to the long-term growth of the group or are key specialists, the company will, in select circumstances, enter into agreements in terms of which a retention payment is made, with terms and conditions for repayment should any such individual leave before the expiry of stipulated periods.

In selective cases sign-on payments are made to attract key talent to the group, with the appropriate retention time frames and conditions for repayment in the event of early termination. The remuneration committee approves all sign-on and retention agreements.

Terms of service

In terms of the articles of association of the Liberty Group Limited, one third of the non-executive directors are required to retire annually by rotation, but may offer themselves for re-election, however directors are required to retire at the age of 70 at the AGM following their 70th birthday. Shareholders have the power to appoint directors at the annual general meeting. The board of directors has the power to fill casual vacancies, subject to the confirmation of such appointments at the first annual general meeting following the date of appointment.

The chief executive (CE) is required to give three months' notice to terminate his services as CE of Liberty Group in terms of his employment contract. It was announced on 21 February 2006 that the current CE, Myles Ruck would resign when his employment contract expires at the end of May 2006. Bruce Hemphill has been appointed effective 1 June 2006.

Remuneration for 2005

The remuneration and fees received by the directors for 2005, together with share incentives granted to and gains made by executive directors during the year, are as follows:

	2005 R'000	2004 R'000
Chairman's and non-executive directors' fees	**2 215**	1 649
Executive directors	**12 399**	10 723
Basic salaries	**4 291**	4 201
Bonuses and performance related payments	**6 500**	5 290
Expense allowances	**213**	184
Retirement and medical benefits	**556**	556
Other incentives and benefits	**278**	324
Gains on implementation of share options [2]	**561**	168
Total emoluments (with the exception of gains on implementation of share options, all paid by the company)	**14 614**	12 372
Chairman and non-executive directors' total emoluments comprise:		
D E Cooper	**1 020**	850
A W B Band	**90**	50
D A Hawton	**215**	155
S J Macozoma	**255**	104
L Patel	**105**	75
M Rapp	**-**	50
A Romanis	**155**	115
M J Shaw	**260**	200
S P Sibisi	**115**	50
	2 215	1 649

Executive directors' total emoluments comprise:

	Basic salaries R'000	Performance related payments R'000	Retirement and medical benefits R'000	Expense allowances R'000	Other incentives and benefits R'000	Gains on implementation of share options [1] R'000	Total emoluments R'000
2005							
Paid by company							
M J D Ruck	**3 041**	**6 000**	**302**	**41**	**264**	**–**	**9 648**
H I Appelbaum	**1 250**	**500**	**254**	**172**	**14**	**561**	**2 751**
	4 291	**6 500**	**556**	**213**	**278**	**561**	**12 399**
2004							
Paid by company							
M J D Ruck	3 047	5 040	314	12	282	–	8 695
H I Appelbaum	1 154	250	242	172	42	168	2 028
	4 201	5 290	556	184	324	168	10 723

Movement in executive directors' interests in shares under option:

Date granted	Price payable per share	Vesting expiry date	Shares under option at beginning of year	Options granted during year	Options implemented during year	Shares under option at end of year
H I Appelbaum			34 105		26 897	7 208
10 September 1998	R36,44	30/09/05	7 500		3 750	3 750
28 September 1999	R37,00	30/09/05	10 122		6 664	3 458
3 April 2001	R48,50	30/09/01	16 483		16 483	–
M J D Ruck			366 000	100 000		466 000
2 June 2003	R48,50	30/09/08	166 000			166 000
15 March 2004	R54,25	30/09/09	200 000			200 000
21 April 2005	R62,00	21/04/10		100 000		100 000

[1] *The gain on implementation of share options represents the difference between the strike price of the option (determined at date of grant) and the market price of the shares on the implementation date.*

Interest of directors, including their families, in share capital of Liberty Group Limited

Direct interests

	Company	
	2005 Number of shares	2004 Number of shares
Beneficial (ordinary shares of 10 cents each)		
H I Appelbaum	**55 936**	45 522
M J D Ruck	**15 000**	
A Romanis	**230 876**	230 876
	301 812	276 398

Indirect interests

By virtue of either directorship in, or material shareholdings held directly or indirectly by Standard Bank Group Limited 56,0% (2004: 54,7%) in the issued ordinary share capital of Liberty Holdings Limited and by virtue of Liberty Holdings Limited owning 52,2% (2004: 50,2%) of the issued ordinary share capital of Liberty Group Limited, Messrs D E Cooper, D A Hawton, S J Macozoma, J H Maree, M J D Ruck, A Romanis and M J Shaw, all being directors of Liberty Group Limited and/or Liberty Holdings Limited and/or Standard Bank Group Limited, had in aggregate an indirect beneficial and non-beneficial interest in 145 156 070 (2004: 138 755 684) ordinary shares in Liberty Group Limited at 31 December 2005.

By virtue of Mr S J Macozoma's directorship and 20% shareholding in Safika Holdings (Proprietary) Limited (Safika) and by virtue of Safika owning 2,23% (2004: 2,24%) of Liberty Group Limited, Mr S J Macozoma had an additional indirect beneficial interest in 1 238 215 (2004: 1 238 215) ordinary shares in Liberty Group Limited at 31 December 2005.

By virtue of their participation in the Black Managers' Trust, Prof L Patel and Dr S P Sibisi each have an indirect beneficial interest in 100 000 ordinary shares in Liberty Group Limited.

There have been no changes to the interests of directors, including their families, in share capital as disclosed above to date of approval of the annual financial statements, namely 1 March 2006.

Risk management

Responsibility for risk management

The board acknowledges its responsibility for establishing and communicating appropriate risk and control policies and ensuring that adequate risk management processes are in place. A group risk committee, being a committee of the Liberty Group Limited board, is in place to assist the board in discharging its risk management obligations. Details of this committee are set out on page 13.

A significant part of the Liberty Life's business involves the acceptance and management of risk. Primary responsibility for risk management at an operational level rests with the group executive committee and business unit managing directors. The Liberty Life's risk management processes, of which the systems of internal, financial and operating controls are an integral part, are designed to control and monitor risk throughout Liberty Life. For effectiveness, these processes rely on regular communication, sound judgement and a thorough knowledge of products and markets by the people closest to them. Management and various specialist committees are tasked with integrating the management of risk into the day-to-day activities of the group. Details of these management committees are set out further in this report. Divisional risk management functions have been established with the aim of exercising oversight within the divisions and group internal audit services provide assurance to the group audit and actuarial committee as to the adequacy of internal, financial and operating controls.

As risk management continues to evolve both locally and globally, Liberty Life's processes and structures are constantly reviewed. The group risk executive co-ordinates the group's internal audit, compliance, financial control and risk management activities. Liberty Life maintains a strong relationship with the Standard Bank Group Limited Risk department.

Group risk management

The group risk management function develops, communicates and oversees the processes for identifying, evaluating and managing the significant risks faced by Liberty Life on an ongoing basis. Regular oversight by the group risk committee takes place.

A risk management framework and methodology for Liberty Life has been developed and implemented. The framework and related methodology facilitates the processes for identifying, evaluating and managing the key risks faced by the group. Workshops continue to be held as required to ensure the ongoing identification, rating and ranking of the significant risks faced by the group as well as the adoption of appropriate mitigating actions.

Management is involved in the review of existing controls and risk management procedures, as well as the development of action plans where enhancements can be made to existing procedures.

Internal, financial and operating controls

The board acknowledges its responsibility for ensuring that Liberty Life implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to executive management by the board. The group audit and actuarial committee reviews these matters regularly on behalf of the board.

Even effective systems of internal, financial and operating controls, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls which, accordingly, are reviewed and reassessed continuously.

Liberty Life maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or dispossession;
- compliance with applicable laws and regulations; and
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the board and executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

The board has not been made aware of any issue that would constitute a material breakdown in the functioning of these controls up to the date of this report.

Business continuity and technology recovery

A comprehensively documented process is in place to allow the critical business processes to continue operations at an alternate business recovery location in the event of a large-scale incident disrupting business activity. Extensive testing of the business recovery programme continues on a cyclical basis.

Joint technology recovery tests were successfully conducted with Standard Bank Group Limited during the course of 2005 covering all the areas where there is a dependency on Standard Bank. Further tests are planned on a cyclical basis. The consolidation of ex-Capital Alliance's business continuity and technology recovery plans with Liberty Life's is at an advanced stage. The final merging to a common service contract and technology recovery site is expected during the third quarter of 2006.

Compliance

Liberty Life considers compliance with applicable laws, industry regulations and codes an integral part of doing business. The group compliance function, together with the compliance functions of the business units, facilitates the management of compliance through analysis of statutory/regulatory requirements, training, monitoring and other services. The group compliance function reports to the group risk executive, with regular oversight exercised by the group audit and actuarial committee.

Internal audit

The Liberty Life's internal auditors perform a review and appraisal of the group's operational activities and operate with the full authority of the group audit and actuarial committee.

Group internal audit services is charged with examining and evaluating the effectiveness of Liberty Life's operational activities, the attendant business risks and the systems of internal, financial and operating controls, with major weaknesses being brought to the attention of the group audit and actuarial committee, the external auditors and members of senior executive management for their consideration and remedial action. The work of group internal audit services is focused on the areas of greatest risk within Liberty Life as determined by a risk assessment process. The output from this process is summarised in a plan, which is approved by the group audit and actuarial committee. The head of group internal audit services reports to the group risk executive and has direct access to the chairman of the group audit and actuarial committee.

All reports issued by group internal audit services are circulated to the external auditors for their perusal.

Forensic services

Group forensic services provides fraud prevention, detection and investigation services to support business unit management in meeting their objective of minimising fraud risk.

Liberty Life treats this risk very seriously and has had a fraud policy in place for a number of years. A zero tolerance approach towards fraud is followed and the policy makes no distinction as to the perpetrator's background, status, level in Liberty Life or personal circumstances. Criminal proceedings are instituted where applicable.

The group's whistle-blowing policy aims to protect whistle blowers in the workplace against recrimination and victimisation and promotes staff participation in the reporting of fraud. An externally managed fraud hotline as well as an intranet reporting facility are in place and provide the means to ensure that irregularities are confidentially and timeously reported.

Group forensic services reports to the group risk executive.

External audit

PricewaterhouseCoopers Inc. is the Liberty Group Limited's appointed firm of external auditors. In addition to the audit of Liberty Life's domestic and offshore operations, PricewaterhouseCoopers also audits the Liberty Group's statement of embedded value.

The board has approved a policy governing the provision of non-audit services by the group's external auditors. The policy requires the group audit and actuarial committee's prior approval for any non-audit assignment with a fee in excess of R250 000. The code of ethics for professional accountants published by the International Federation of Accountants is used as a guide by members of the group audit and actuarial committee in determining whether or not any proposed non-audit services would substantively impair the independence of the external auditors. It is anticipated that new requirements affecting the scope of permitted non-audit services will be imposed by legislation during 2006.

Management committees

The following committees are not committees of the board of directors. These committees are management committees which are responsible for governing key aspects of the business of Liberty Life.

Group exco

Members

Mr M J D Ruck (chairman), Ms A Mothupi and Messrs M Appelo, D R de Klerk, J B Hemphill, L I Izikowitz, I Kirk, A C Lonmon-Davis, B A Malabie, I H Maron, A H Nortje, R G Tomlinson, A J Woolfson.

Primary objectives and meetings

The group exco meets monthly and is constituted to assist the chief executive with the management of the Liberty Group. This committee is responsible for guiding and controlling the overall direction of divisions and group companies. This committee also acts as a medium for communication between the business units and group companies.

The various management committees detailed below, which, *inter alia*, are tasked with integrating the management of risk into day-to-day activities, are all represented at the group exco.

Product approval committee

Members

Mr S Wenman (chairman), Ms L Dewey, Messrs M J D Ruck, D R de Klerk, L I Izikowitz, C G Landman, A C Lonmon-Davis, A H Nortje, and R G Tomlinson.

Primary objectives and meetings

The product committee meets monthly to assess whether all new products conform to Liberty Life's predetermined requirements and standards such as appropriate margins, investment backing, legal, underwriting, taxation considerations and, where appropriate, currency risks, as well as the group's administrative capabilities for managing these products.

Asset/liability matching committee

Members

Messrs A C Lonmon-Davis (chairman), B Breen, G Brits, A P du Plessis, J B Hemphill, J W S Koel, P A Lancaster, P N Mamathuba, G Potgieter, E Shear and H G Viljoen.

Primary objectives and meetings

This committee's primary focus is the matching of assets and liabilities. It also oversees the high-level asset mix parameters for various products and portfolios and is tasked with agreeing benchmarks and mandates for performance of each investment portfolio in conjunction with STANLIB. This committee meets monthly.

Underwriting committee

Members

Messrs A C Lonmon-Davis (chairman), L Hainsworth, P A Lancaster, K G Manley, F Schutte and Dr M van der Walt.

Primary objectives and meetings

The committee meets quarterly to review underwriting standards and claims experience. It also monitors reinsurance retention limits and stop loss limits.

Capital management committee

Members

Messrs D R de Klerk (chairman), J Bagg, J B Hemphill, J C Hubbard, D F Jewell, C G Landman, A C Lonmon-Davis, P N Mamathuba, S C Rider, M J D Ruck, J Sturgeon and R G Tomlinson.

Primary objectives and meetings

This committee's primary focus is the management of shareholders' capital. Both the level and mix of capital is considered. This committee also monitors specific assets in the shareholders' portfolio and realigns the portfolio according to prevailing market conditions. This committee meets monthly.

Company secretarial function

The company secretary is required to provide the directors of the company, collectively and individually, with guidance on their duties, responsibilities and powers. He is also required to ensure that the directors are aware of legislation relevant to, or affecting, the company and to report at any meetings of the shareholders of the company or of the company's directors any failure to comply with such legislation, including the JSE Listings Requirements.

The company secretary is required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded and that all required returns are lodged in accordance with the requirements of the Companies Act. The administration of closed periods for dealing in listed securities of Liberty Group Limited and the induction of new directors are also responsibilities of the company secretary.

Shareholders

As at 31 December 2005, Liberty Group Limited had 7 079 (2004: 8 037) shareholders, consisting of individuals, corporate investors and financial institutions.

	Number of shareholders	%	Number of shares	% of issued shares
Composition of shareholders				
Non-public shareholders	9	0,12	171 468 820	61,65
Directors and directors' associates	3	0,04	301 812	0,11
Liberty Holdings Limited	1	0,01	145 156 072	52,18
Own holdings	1	0,01	214 791	0,08
Empowerment vehicles	4	0,06	25 796 145	9,28
Public shareholders	7 070	99,88	106 695 593	38,35
	7 079	100,00	278 164 413	100,00

Ten largest shareholdings	Present holding	%	Holding change
Liberty Holdings Limited (ZA)	145 156 072	52,18	6 400 386
RMB Asset Management (ZA)	28 497 720	10,24	(765 735)
BEE transaction entities	25 796 145	9,28	–
Sanlam Investment Management (ZA)	11 232 592	4,04	(518 011)
Futuregrowth Asset Management (Pty) Limited	9 127 763	3,28	2 745 665
Coronation Fund Managers (ZA)	4 243 119	1,53	1 765 314
Investec Asset Management (ZA)	4 035 173	1,45	(1 497 779)
Old Mutual Asset Managers (ZA)	3 782 365	1,36	(353 637)
PIC (ZA)	3 359 981	1,21	–
African Harvest Fund Managers (Pty) Limited	2 474 708	0,89	(187 335)

Shareholders spread

Holdings	Number of shareholders	%	Number of shares	% of issued shares
1 – 1 000	5 172	73,06	1 215 543	0,44
1 001 – 10 000	1 293	18,27	4 090 069	1,47
10 001 – 100 000	452	6,39	15 881 376	5,71
100 001 – 1 000 000	144	2,03	39 967 832	14,37
1 000 001 – and over	18	0,25	217 009 593	78,01
	7 079	100,00	278 164 413	100,00

Details of the movements in the Liberty Group Limited's share price are included in the review of the past six years.

Distribution of shareholders

Holdings	Number of shareholders	%	Number of shares	% of issued shares
Banks	128	1,81	13 577 096	4,88
Close corporations	41	0,58	66 477	0,02
Endowment funds	61	0,86	811 958	0,29
Individuals	5 068	71,59	5 421 618	1,96
Insurance companies	66	0,93	7 020 697	2,52
Investment companies	38	0,54	7 075 109	2,54
Medical aid schemes	20	0,28	344 582	0,12
Mutual funds	211	2,98	21 148 655	7,61
Nominees and trusts	908	12,83	1 552 063	0,56
Other corporations	51	0,72	247 440	0,09
Pension funds	314	4,44	48 800 100	17,54
Private companies	158	2,23	26 214 807	9,42
Public companies	14	0,20	145 535 111	52,32
Trust	1	0,01	348 700	0,13
	7 079	100,00	278 164 413	100,00

Code of business ethics

Liberty Life subscribes to the highest levels of professionalism and integrity in conducting its business and dealings with stakeholders. All Liberty Life employees and representatives are expected to act in a manner that inspires trust and confidence from the general public.

Liberty Life has formalised a code of ethics, which prescribes the group's approach to business ethics and its obligations to clients, shareholders, employees, representatives, suppliers, the general public and the authorities. Responsibility for compliance with the code has been delegated to the divisional unit heads.

This code of ethics, specifies the following basic approach to business ethics:

- Commercial businesses should operate and compete in accordance with the principles of free enterprise;
- Free enterprise is, nevertheless, constrained by the observance of law and of generally accepted principles governing ethical behaviour in business;
- Ethical behaviour is founded on the concept of utmost good faith and characterised by integrity and reliability;
- Ethical business activities will benefit all participants through a fair exchange of value or satisfaction of need;
- The creation and enjoyment of profit is both a legitimate component of this exchange and an incentive to continue in business;
- Other than the observance of legal and ethical business practices, we expect no favours from our competitors nor should they expect any from us;
- We expect equivalent standards of ethical behaviour from those individuals and companies with whom we conduct business;
- It is incumbent upon Liberty Life to strive for excellence in its ethical standards, as in any other aspect of its activities:
- We will at all times adhere to the principles of sound corporate governance and 'zero tolerance' of fraud and corruption in our business.

Liberty Life places a high value on integrity, honesty and trust. Reference and criminal checks are carried out on all job applicants and their qualifications are verified before offers of employment are made. Similarly, agents are required to meet stringent criteria before being recruited. The principle of 'zero tolerance' of fraud and corruption will continue to be applied. All employees are required to report all incidences of suspected or actual fraudulent events or other financial irregularities to Group Forensic Services for investigation. The induction training of new employees includes a module dealing with the code of ethics, compliance therewith and Liberty Life's stance on fraud. Existing policies on the reporting of breaches of the code of ethics ensure confidentiality and protection to persons making reports, as outlined by the Protected Disclosure Act, 2000. Internal disciplinary procedures are fully compliant with the Labour Relations Act, 1995. To encourage employees to be more vigilant and proactive in the combating of fraud, a reward system for 'whistleblowing' is operational. An externally managed fraud hotline as well as an intranet reporting facility are in place and provide the means to ensure that any breaches of the code of ethics are confidentially and timeously reported.

Approval of the Annual Financial Statements

In accordance with Companies Act requirements, the directors are responsible for the preparation of the annual financial statements which conform with International Financial Reporting Standards (IFRS) and in accordance with IFRS, fairly present the state of affairs of the company and the group as at the end of the financial year, and the net income and cash flows for that period.

It is the responsibility of the independent auditors to report on the fair presentation of the financial statements.

The directors are ultimately responsible for the internal controls. Management enables the directors to meet these responsibilities. Standards and systems of internal control are designed and implemented by management to provide reasonable assurance as to the integrity and reliability of the financial statements in terms of IFRS and to adequately safeguard, verify and maintain accountability for group assets. Accounting policies supported by judgements, estimates, and assumptions which comply with IFRS are applied on a consistent and going concern basis. Systems and controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties.

Systems and controls are monitored throughout the group. Greater detail of such, including the operation of the internal audit function, is provided in the corporate governance section of the report on pages 9 to 25.

Based on the information and explanations given by management and the internal and external auditors, the directors are of the opinion that the accounting controls are adequate and that the financial records may be relied upon for preparing the financial statements in accordance with IFRS and maintaining accountability for the group's assets and liabilities. Nothing has come to the attention of the directors to indicate that any breakdown in the functioning of these controls, resulting in material loss to the group, has occurred during the year and up to the date of this report. The directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The financial statements for the year ended 31 December 2005, prepared in accordance with IFRS, which are set out on pages 28 to 36 and pages 45 to 157 were approved by the board of directors on 1 March 2006 and signed on its behalf by

M J D Ruck
Chief executive

D E Cooper
Chairman

Johannesburg
1 March 2006

Certificate by the Company Secretary

Compliance with Companies Act 61 of 1973

In terms of Section 268G(d) of the Companies Act 61 of 1973 ("the Act"), and for the year ended 31 December 2005, I certify that Liberty Group Limited has lodged all returns required by the Act with the Registrar of Companies and that all such returns are true, correct and up to date.

D S Mtshali
Company secretary

Johannesburg
1 March 2006

Report of the Independent Auditors on the Annual Financial Statements

To the members of Liberty Group Limited

We have audited the company annual financial statements and group annual financial statements of Liberty Group Limited set out on pages 28 to 36 and pages 45 to 157 for the year ended 31 December 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and of the group at 31 December 2005 and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
1 March 2006

Directors' Report

The directors of Liberty Group Limited have pleasure in presenting their report, which forms part of the audited annual financial statements of the group for the year ended 31 December 2005.

Main business activities

The group's main business activity comprises the provision of life assurance and investment products to individuals and corporates in Southern Africa.

Performance highlights

Indexed new business premiums increased by 12% to R4 870 million at an overall margin of 20% (23% before the statement of intent (SOI) impact – see below) on a like for like basis, which is at the mid range of the stated target range of 18% to 22%. Net cash inflows from insurance operations amounted to R5,7 billion – the highest level to date. In addition, STANLIB and Liberty Ermitage net cash inflows amounted to R13,3 billion and R0,4 billion ($69 million) respectively.

Recurring management expenses of the group were flat on a like for like basis and maintenance costs per policy for all the life insurance companies in the group were largely within actuarial assumptions. Liberty Life's renewal cost per policy increased by 4% to R258 from the R248 reported at 31 December 2004. Liberty Active's cost per policy decreased from R154 per policy to R139. Capital Alliance's cost per policy for complex products increased by 2% from R217 at 31 March 2005 to R221 and for simple products from R80 at 31 March 2005 to R98. Restructuring and integration costs amounted to R184 million for the year, R36 million lower than the projection given to analysts and investors in November 2005. Other non-recurring costs of R15 million include inter alia the increase in the post-retirement medical liability and fees paid in respect of the bond issue.

Notwithstanding a R321 million after tax SOI provision in respect of Liberty Life and Liberty Active, BEE normalised headline earnings per share before IFRS adjustments of 549,8 cents were 18% higher than the comparable number in 2004. This would have been 665,4 cents or 43% higher before accounting for the SOI provision. Capital Alliance Holdings Limited's (CAHL) SOI provision of R85 million has been expensed in the income statement as part of the goodwill impairment arising on acquisition of CAHL. These provisions, together with a further amount of R193 million in respect of the SOI which has reduced the value of in-force business, amount to R599 million – the total negative impact of the SOI on the group's embedded value.

Strong operational results were complemented by the positive impact of buoyant investment markets for 2005. The weighted average investment return used as a proxy to calculate shareholders' 10% share of policyholder capital bonuses on certain classes of business was 33,2% at 31 December 2005 compared with 22,7% at 31 December 2004.

BEE normalised headline earnings per share before IFRS and SOI	**2005 Rm**	2004 Rm	% change
Operating profit from insurance operations before IFRS and SOI	**1 308**	827	58
Operating profit from insurance operations per financial statements	**942**	841	12
IFRS adjustments	**45**	(14)	
SOI provision	**321**		
Operating profit from shareholders' funds before IFRS and SOI	**451**	425	6
Operating profit from shareholders' funds per financial statements	**899**	409	
IFRS adjustments	**(448)**	16	
Net income on BEE preference shares accounted for in equity	**88**	31	
BEE normalised headline earnings before IFRS and SOI	**1 847**	1 283	44
BEE normalised weighted average number of shares in issue	**277,6**	275,7	1
Weighted average number of shares in issue	**251,8**	271,9	(7)
Reinstatement of BEE shares	**25,8**	3,8	
BEE normalised headline earnings per share before IFRS and SOI	**665,4**	465,3	43

BEE normalised embedded value per share of R73,41 was 15% higher than at 31 December 2004. The total impact on BEE normalised embedded value of the SOI provisions was R599 million or R2,16 per share, comprising R406 million (R86 million by way of a goodwill impairment in respect of the CAHL acquisition) provided through the income statement and a R193 million reduction in value of in-force. In terms of new actuarial guidance on embedded value calculations, known future non-recurring costs of R216 million after tax have been allowed for in the calculation following our announcements in November regarding restructuring and integration costs. This deduction from BEE normalised embedded value amounts to R0,78 per share. The goodwill impairment associated with the CAHL acquisition of R312 million before the SOI has reduced embedded value per share by R1,12. Before taking these exceptional items into account, BEE normalised embedded value per share would have increased by 22% to R77,47.

A final dividend for 2005 of 224 cents per share (153 cents per share in 2004), has been declared in line with the group's newly adopted dividend policy, as communicated in the 2004 year end results. The total dividend for the year of 350 cents per share reflects an increase of 11% (in line with the current estimated medium term growth rate of our embedded value after payment of normal dividends) on the total 2004 dividend of 315 cents per share.

Share capital

There were no changes in the authorised share capital of the company during the financial year. During the year, 1 571 506 (2004: 1 921 871) ordinary shares were issued at an average premium of R43,68 (2004: R43,34) per share in terms of the Liberty Group Senior Executive Share Option Scheme, Liberty Group Share Trust and Liberty Group Share Incentive Scheme.

Events after balance sheet date

It was announced by the chairman of the board on 21 February 2006 that Mr M J D Ruck, the chief executive of Liberty Life would be resigning effective 31 May 2006 and that Mr J B Hemphill will be appointed chief executive effective 1 June 2006.

The sale of Prefsure Holdings Limited for AUS$145 million was announced in January 2006. There are still a number of regulatory and other conditions precedent that need to be met. We are confident that completion will occur on or around 31 March 2006.

Management by a third party

STANLIB Asset Management Limited, in which Liberty Group Limited holds a 37,4% interest, manages the bulk of the group's policyholder assets. Liberty Group Limited has a contractual right to appoint the chief executive of STANLIB Asset Management.

Dividends paid and declared

Interim

On 10 August 2005, an interim dividend of 126 cents (2004: 162 cents) was declared to shareholders recorded at the close of business on 9 September 2005 and was paid on 12 September 2005.

Final

On 1 March 2006, a final dividend of 224 cents (2004: 153 cents) was declared to shareholders recorded at the close of business on 7 April 2006, to be paid on 10 April 2006.

Capital reduction

As noted in the letter to shareholders, a capital reduction of R1 billion or R3,60 per share will be paid out of the share premium account, subject to shareholder and regulatory approval. Further details will be contained in a circular to be posted to shareholders by no later than 28 April 2006.

Directorate and secretary

Particulars of directors are contained on page 2 in this annual report. No changes in directorate have taken place since the last annual report issued on 1 March 2005.

The company secretary is Dumisani Mtshali. The address of the company secretary is that of the registered office as stated on the inside back cover in this annual report.

Direct and indirect interests of directors, including their families, in share capital

At the date of this report, the directors held, directly and indirectly, interests in the company's ordinary issued share capital as reflected on pages 19 and 20 in this annual report.

There have been no changes to the interests of directors, including their families, in share capital as disclosed above to the date of approval of the annual financial statements, namely 1 March 2006.

Shares under option

Liberty Group Limited operates four share incentive schemes, being the Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust, the Liberty Group Share Incentive Scheme and the Liberty Life Equity Growth Scheme. In terms of the rules of the Liberty Group Share Trust, Liberty Group Limited may advance funds to the Share Trust for purposes of acquiring shares in Liberty Group Limited in the market for delivery against outstanding share options. The Liberty Life Association of Africa Limited Share Trust repaid the loan to Liberty Group Limited in full during 2005 (31 December 2004: R18 million).

An analysis of Liberty Group Limited's ordinary shares under option and the movement in executive directors' interests in shares under option at 31 December 2005 is included on pages 17 and 19 respectively.

Contracts

No new material contracts involving directors or any of their associates were entered into in the year under review. Shareholders are also referred to the related party disclosure in note 44 to the financial statements for disclosure pertaining to contracts relating to directors.

Acquisition of Capital Alliance Holdings Limited (CAHL)

On 1 April 2005, Liberty Life acquired 100% of the issued share capital of CAHL (excluding existing holdings), at a purchase price consideration of R3 047 million, utilising excess shareholder funds.

Goodwill of R397 million arose from the residual cost of the acquisition over the embedded value at acquisition date which could not be attributed to any other asset (no other intangibles existed) and was therefore impaired.

CAHL has adopted IFRS with effect from 1 April 2005. The relevant IFRS adjustments relating to CAHL have been incorporated into the assets and liabilities at acquisition.

The CAHL integration into the Liberty Life structure is proceeding in line with management's expectations.

Holding companies

Liberty Holdings Limited holds 52,18% of Liberty Group Limited's issued share capital and Standard Bank Group Limited holds 56,04% of Liberty Holdings Limited issued share capital.

Subsidiaries

Interests in subsidiary companies and joint ventures are detailed in notes 11, 12 and 44 on the financial statements.

Shareholders

As at 31 December 2005, Liberty Group Limited had 7 079 (2004: 8 037) shareholders, consisting of individuals, corporate investors, trusts and financial institutions.

An analysis of Liberty Group Limited's ordinary shares at 31 December 2005 are included on pages 24 and 25.

Insurance

The group protects itself against the effects of crime and third party claims by carrying comprehensive crime and professional indemnity cover with R5 million for its own account, whereafter the risks are fully insured up to R230 million.

Borrowing powers

In terms of the company's articles of association the amount which the group may borrow is unlimited. The directors' authority to borrow is however subject to the approval of the Registrar of Long-term Insurance and is restricted to R2 288 million (2004: R2 796 million) without prior approval by the shareholders through an ordinary resolution.

The restriction amount is defined in terms of the articles of association and is based on the holding company's (Liberty Holdings Limited) total ordinary shareholders' interests adjusted for specific cash holdings.

1 March 2006

Report of the Statutory Actuary

for the year ended 31 December 2005

1. Statement of assets, liabilities, excess assets and capital adequacy requirement

Published reporting basis at 31 December (company)	2005 Rm	2004 Rm
Assets		
Total assets as per balance sheet	**129 094**	98 901
Less liabilities	**120 823**	93 625
Liabilities under insurance contracts	**79 508**	58 557
Liabilities under investment contracts	**34 202**	31 738
Other liabilities	**7 113**	3 330
Excess of assets over liabilities	**8 271**	5 276

Statutory basis at 31 December (company)	2005 Rm	2004 Rm
Assets		
Total assets	**128 810**	99 383
Less liabilities	**121 076**	91 966
Policyholder liabilities	**115 885**	89 860
Other liabilities	**5 191**	2 106
Excess of assets over liabilities	**7 734**	7 417
Represented by:		
Shareholders' funds	**7 734**	7 417
Capacity adequacy requirement	**3 782**	3 013
Capital adequacy requirement: times covered	**2,0**	2,5

I have conducted an investigation into the financial position of Liberty Group Limited (Company) at 31 December 2005. I certify that the actuarial valuation was carried out on the basis described below in accordance with the professional guidance notes issued by the Actuarial Society of South Africa (including PGN 103; PGN 104 and PGN 110). In my opinion, the company was financially sound on the statutory basis at the valuation date and is likely to remain financially sound for the foreseeable future.

2. Reconciliation of excess assets between published reporting basis and statutory basis (company)

	2005 Rm	2004 Rm
Excess of assets over liabilities – statutory basis	**7 734**	7 417
Excess of assets over liabilities – published reporting basis	**8 271**	5 276
Difference	**(537)**	2 141
Items of difference	**(537)**	2 141
CAR requirements of subsidiaries	**(1 212)**	(376)
Write-up of subsidiaries from cost to net asset value	**1 162**	3 218
Debt instruments	**2 200**	
Differences between statutory and published valuation methodologies	**(1 429)**	(430)
Inadmissible assets	**(1 258)**	(271)

For purposes of the published accounts, long term insurance subsidiaries are held at cost. For purposes of the statutory basis, long term insurance subsidiaries are held at net asset value, less capital requirements of the subsidiary. Inadmissible assets consist largely of intangible assets.

3. Analysis of change in excess assets published reporting basis (company)

	2005 Rm	2004 Rm
Excess assets as at end of the year	**8 271**	5 276
Excess assets as at beginning of the year	**5 276**	5 556
Change in excess assets over the year	**2 995**	(280)
This change in excess assets is due to the following items:		
Investment return generated by shareholders' funds		
Investment income	**2 689**	491
Capital appreciation	**398**	539
Total investment return	**3 087**	1 030
Operating profit	**1 496**	847
Changes in valuation bases/methods/assumptions	**(800)**	(76)
Shareholders' tax	**(137)**	(86)
Management expenses	**(139)**	(124)
Total earnings	**3 507**	1 591
Net movement on shareholders' assets and subsidiary revaluations	**–**	241
CGT attributable to shareholders' investment gains recognised directly against equity	**–**	(162)
Restatement per IFRS at 1 January 2005	**(2)**	–
Black economic empowerment transaction	**72**	(1 273)
Subscription for shares	**68**	83
Dividends paid	**(773)**	(766)
Share-based payments	**44**	16
Owner-occupied properties	**96**	(10)
Reversal of fair value adjustment on CAHL existing shares	**(17)**	–
Total change in excess assets	**2 995**	(280)

4. Description of published reporting valuation basis

Assets

Investments have been valued as set out in the accounting policies.

Insurance contracts and investment contracts with discretionary participation features

Provision was made for the best estimate of future experience, plus compulsory margins as required in terms of guidance note PGN 104 issued by the Actuarial Society of South Africa plus the addition of discretionary margins.

The best estimate assumptions relating to future mortality, morbidity, withdrawals and maintenance expenses were derived from and are consistent with recent experience. These assumptions were obtained from various detailed investigations carried out during 2005. In setting the assumptions, provision was made for the expected increase in AIDS-related claims and for the effect of future inflation in maintenance expenses at 4,0% p.a. (2004: 4,25% p.a.) or 4,4% p.a. after the addition of the prescribed margin.

Future investment returns were related to the medium-term government stock interest rate prevailing at the valuation date and were set at 9,00% p.a. (2004: 9,70% p.a.) taking into account the asset mix of the fund. The before-tax discount rates were set at the same rates. Future tax and tax relief were allowed for at rates and on bases applicable to Section 29A of the Income Tax Act and full allowance has been made for capital gains taxation. Provision was made for capital gains tax on unrealised gains at the valuation date at the full undiscounted value.

The best estimate assumptions were strengthened by the addition of compulsory margins. Further discretionary margins were added so that the shareholders' participation in profits emerges in the year in which it is earned, and that profit emerges in line with product design. These discretionary margins include:

- An allowance for the shareholders' participation in the reversionary and terminal bonus expected to be declared each year in respect of with profit business;
- An allowance for the shareholders' participation in the bonus expected to be declared and a portion of the management fees levied under certain classes of market related business;
- An allowance for further deviations in risk experience such as additional mortality arising from AIDS;
- An allowance for volatility in investment returns greater than that assumed in the calculation of the best estimate liabilities in respect of minimum investment guarantees.

Individual market related policies are policies where benefits are dependent on the performance of underlying investment portfolios (including business with stabilised bonuses). Liabilities for such policies were calculated as the aggregate value of the policies' investment in the investment portfolio at the valuation date (the 'unit reserve'), less a 'rand reserve' which is calculated on a policy by policy cash flow basis. The 'rand reserve' is the excess of the present value of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses.

Reversionary bonus and the major non-profit classes of policies were valued by discounting the expected future cash flows at a rate of 8,62% p.a. (2004: 9,32% p.a.), being a market related rate of interest reduced by an allowance for investment expenses and the relevant compulsory margin.

Policyholder reasonable benefit expectations have been allowed for as follows:

- In respect of reversionary bonus business by allowing for future bonuses at the latest declared rates; and
- In respect of market related business by assuming a bonus rate supported by the investment returns assumed in the valuation.
- Taking into account expectations created by legislation, marketing literature, actual past practice and industry norms.

Annuity business, excluding annuity certain contracts, was valued by discounting annuity instalments and expenses at 7,19% p.a. (2004: 7,98% p.a.) being the yield to maturity on the matching assets, reduced by an allowance for investment expenses and the relevant prescribed margin.

In respect of with-profit business where bonuses are stabilised, bonus stabilisation reserves are held arising from the past differences between the after-tax investment performance of the assets net of the relevant management fees and the rate of bonus declared. As a result of the investment return achieved by the underlying investment portfolios exceeding the declaration of smoothed bonuses for the year, the amount of the bonus stabilisation reserves existing at 31 December 2004 increased during 2005. No negative stabilisation reserves are held at 31 December 2005.

Investment contracts without discretionary participation features

All financial liabilities included in investment contract liabilities without discretionary participation features were held at fair value in accordance with IAS 39. Detailed notes on investment contracts are given in the Accounting Policies – Section 16, including information on deferred acquisition costs (DAC) and deferred revenue liabilities (DRL).

Budget 2006

No allowance has been made for the taxation changes announced in the Budget on 15 February 2006.

5. Capital adequacy

Investigations were carried out to determine the amount of the capital adequacy requirement (CAR), which provides for adverse variations in experience including an allowance for deterioration in mortality experience arising from the AIDS pandemic. These investigations were carried out in terms of the guidance notes issued by the Actuarial Society of South Africa.

In the calculation of the investment resilience element of the capital adequacy requirement, it was assumed that equity asset values would decline by 30%, property values by 15%, and fixed interest asset values would fall by an amount consistent with a rise in yields of 25% of the yield at the valuation date.

No management action was assumed in the capital adequacy requirement calculation.

In the calculation of CAR, the termination capital adequacy requirement (TCAR) exceeded the ordinary capital adequacy requirement (OCAR), and thus the capital adequacy requirement has been based on the TCAR calculation. An allowance for AIDS is also included in the TCAR.

I am satisfied that the excess of assets over liabilities is sufficient to meet these capital adequacy requirements which amounted to R3 782 million at 31 December 2005 (R3 013 million at 31 December 2004). These requirements are calculated on a statutory basis.

6. Material changes in valuation basis since the previous report

Modelling and other changes were made to the valuation to re-align valuation assumptions with expected future experience. These changes resulted in a net increase in reserves of R463 million. The two major items were a reduction in the inflation gap from 4,0 percentage points to 3,5 percentage points (increased reserves by R107 million) and the setting up of a liability in anticipation of the move from a real-world to a market consistent model for the calculation of the liabilities in respect of minimum investment guarantees (R340 million).

In addition allowance has been made for the adjustment to early termination values in terms of the 'statement of intent'.

On the 12 December 2005 a 'statement of intent' was agreed between the minister of finance and the long-term insurance industry. In terms of the statement, minimum standards will be implemented on early termination values of retirement annuity contracts, as well as certain other contracts. Full provision has been made for the cost of these adjustments.

- An amount of R154 million is included in the liabilities under insurance contracts in respect of the retrospective cost over the period 1 January 2001 to 31 December 2005;
- An amount of R183 million is included in the liabilities under insurance contracts in respect of the prospective cost of the adjustment to termination values and rates on in-force policies;
- A provision of R77 million is held outside the policyholder liabilities in respect of the retrospective cost over the period 1 January 2001 to 31 December 2005 – but where the policies are no longer in-force at the valuation date.

In accordance with the adoption of IFRS, prepaid commission on insurance contracts is no longer treated as an asset and subsequently policyholder liabilities were adjusted accordingly, resulting in a similar reduction in policyholder liabilities.

7. Statement of reliance on subsidiaries

In regard to the financial position of the subsidiaries of Liberty Group Limited that also have life licences, including Capital Alliance Holdings Limited and Liberty Active Limited, reliance has been placed on the actuarial investigations performed by the respective statutory actuaries. They have certified that assets are sufficient to meet the liabilities that will emerge under existing policies, and to cover the capital adequacy requirement of the respective companies.



A Lonmon-Davis BSc (Hons), FFA, FASSA
Statutory actuary

Johannesburg
1 March 2006

Group consolidated numbers
For the year ended 31 December 2005

The report of the statutory actuary above considers the financial position of the Liberty Group Limited company only. The tables following present values at a group consolidated level.

1. Statement of assets, liabilities and excess assets

Published reporting basis as at 31 December	Group 2005 Rm	Group 2004 Rm
Assets		
Total assets as per balance sheet	**166 064**	114 004
Less liabilities	**156 463**	105 477
Liabilities under insurance contracts	**103 979**	65 972
Liabilities under investment contracts	**36 856**	32 021
Other liabilities	**15 628**	7 484
Excess of assets over liabilities	**9 601**	8 527

2. Analysis of change in excess assets (published reporting basis)

Analysis of change in excess assets – published reporting basis As at 31 December	Group 2005	Group 2004
Excess assets as at end of the year	**9 601**	8 527
Excess assets as at beginning of the year	**8 527**	8 779
Change in excess assets over the year	**1 074**	(252)
This change in excess assets is due to the following items:		
Investment return generated by shareholders' funds		
Investment income	**381**	413
Capital appreciation	**624**	761
Total investment return	**1 005**	1 174
Operating profit	**1 910**	1 001
Changes in valuation bases/methods/assumptions	**(830)**	(58)
Goodwill amortisation	**(397)**	–
Loss on sale of subsidiary	**(2)**	–
Minority share profit	**14**	–
Operating income from financial services	**226**	218
Shareholders' tax	**(169)**	(267)
Management expenses	**(163)**	(128)
Preference dividend	**(138)**	(102)
Total earnings	**1 456**	1 838
Minorities arising from the acquisition of CAHL	**161**	–
Reversal of fair value adjustment on CAHL existing shares	**(17)**	–
Treasury share adjustment	**(25)**	–
Subscription for shares	**68**	83
Restatement per IFRS at 1 January 2005	**(2)**	–
Net unrealised gain on available-for-sale assets	**–**	(57)
Black economic empowerment adjustment	**72**	(1 273)
Share-based payments	**45**	16
Repayment of convertible bonds	**–**	(79)
Dividends paid	**(773)**	(766)
Owner-occupied properties	**94**	(14)
Foreign currency translation	**(5)**	–
Total change in excess assets	**1 074**	(252)

Report of the Independent Auditors on the Group Embedded Value

To the directors of Liberty Group Limited

We have audited the group embedded value report for the year ended 31 December 2005 on pages 38 to 44 which has been prepared in accordance with the embedded value basis set out in paragraphs 1 and 6. This report should be read in conjunction with the audited annual financial statements where the policyholders' liabilities are determined in terms of International Financial Reporting Standards, which is on pages 28 to 36 and pages 45 to 157.

Respective responsibilities of directors and auditors

The directors are responsible for the annual financial statements, as described on page 26 as well as the group embedded value report. Our responsibilities in relation to the annual financial statements are set out on page 27.

Our responsibilities, as independent auditors, in relation to the group embedded value report are as set out in our letter of engagement agreed with the directors dated 4 August 2005, to report to the directors our opinion as to whether the group embedded value report is in all material respects in accordance with the embedded value basis set out in paragraphs 1 and 6 of the group embedded value report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing. Our audit included examination, on a test basis, of evidence supporting the amounts and disclosures in the group embedded value report. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the group embedded value report, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group embedded value report is free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group embedded value report.

Opinion

In our opinion the group embedded value at 31 December 2005 and the embedded value profits for the year then ended are, in all material respects, in accordance with the basis set out in paragraphs 1 and 6 of the group embedded value report.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
1 March 2006

Group Embedded Value Report

Group embedded value at 31 December 2005 and the value of new business written during 2005 in respect of Liberty Group Limited.

1. Introduction

The embedded value is a determination of the economic value of a life insurance company before making allowance for any value which may be attributed to future new business.

The embedded value consists of:

- the net worth
- plus the value of in-force business
- less the cost of solvency capital

The net worth represents the excess of assets over liabilities on the statutory valuation method and includes financial services subsidiaries, other than life companies, at fair value. This value is reduced by the carrying value of in-force business previously acquired as well as an allowance for the fair value of share options.

The value of in-force business reflects the discounted value of the projected stream of future after taxation shareholders' profits arising from existing in-force business. In the case of Liberty Group Limited this value is reduced by the present value of future shareholders' recurring and known non-recurring expenses.

The cost of solvency capital is the present value, at the risk discount rate, of the projected release of the capital adequacy requirement allowing for investment returns on the assets supporting the projected capital adequacy requirement.

The value of the new business written over the year is the present value, at the point of sale, of the projected stream of after taxation profits from that business reduced by the cost of solvency capital.

The economic value of the company may be derived by adding to the embedded value an allowance for the value of future new business, often calculated as a multiple of the value of new business written over the past year.

The embedded value and value of new business have been prepared in accordance with PGN 107, the guidance note on embedded values and value of new business issued by the Actuarial Society of South Africa.

2. Embedded value and value of new business

Group embedded value

	31 December 2005 Rm	Restated 31 December 2004 Rm	As previously reported 31 December 2004 Rm
Risk discount rate	**10,00%**	10,75%	10,25%
Net worth	**8 279**	8 775	9 260
Shareholders' funds on published basis [2,1]	**9 434**	8 526	8 494
Adjustment of shareholders' funds from published basis [2]	**(1 236)**	(326)	
Financial service subsidiaries fair value adjustment [3]	**1 345**	875	875
Adjustment for carrying value of in-force business acquired [4]	**(1 019)**	(109)	(109)
Allowance for fair value of share options [1]	**(245)**	(191)	
Net value of life business in-force	**10 874**	7 544	7 607
Value of life business in-force	**11 563**	8 157	8 193
Cost of solvency capital	**(689)**	(613)	(586)
Embedded value	**19 153**	16 319	16 867

2. Embedded value and value of new business (continued)

Embedded value per share information

	31 December 2005	Restated 31 December 2004	As previously reported 31 December 2004
Embedded value (Rm)	**19 153**	16 319	16 867
Number of shares in issue less shares in respect of the BEE transaction (millions)	**252,2**	250,8	250,8
Embedded value per ordinary share (R)	**75,96**	65,07	67,25
Embedded value before BEE impairment (Rm)	**20 404**	17 623	18 171
Number of shares including shares in respect of the BEE transaction (millions)	**277,9**	276,6	276,6
BEE adjusted embedded value per share (R)	**73,41**	63,72	65,69

Value of new business and new business margins

	31 December 2005 Rm	31 December 2004 Rm
Net value of new business written in the year	**882**	815
Gross value of new business	**945**	970
Cost of solvency capital	**(63)**	(155)
New business index excluding natural increases	**3 911**	3 340
New business margin	**22,6%**	24,4%
Present value of future expected premiums	**26 902**	24 030
Value of new business as a percentage of future expected premiums	**3,3%**	3,4%

The value of new business is the value at the point of sale derived from the new business premium income net of contractual increases as shown in note 29 on the financial statements. Note 29 also defines the new business index.

The value of new business shown above is prior to the adjustment in respect of the implementation of minimum values for savings products. The effect of this adjustment is described under point 19 of *section 6 below.*

3. Sensitivity to risk discount rates and other assumptions

In order to indicate sensitivity to varying assumptions the value of life business in force less cost of solvency capital, and the value of new business written are shown below for various changes in assumptions. Each value is shown with only the indicated parameter being changed.

	Value of life business in-force less cost of solvency capital at 31 December 2005 Rm	Value of new business written in 2005 Rm
Base value	**10 874**	**882**
Value of in-force/new business	11 563	945
Cost of solvency capital	(689)	(63)
Risk discount rate increased by one percentage point to 11,00%	**9 895**	**767**
Value of in-force/new business	10 802	850
Cost of solvency capital	(907)	(83)
Risk discount rate decreased by one percentage point to 9,00%	**11 987**	**1 021**
Value of in-force/new business	12 435	1 063
Cost of solvency capital	(448)	(42)
Withdrawal rates increased by 10%	**10 237**	**808**
Value of in-force/new business	10 926	871
Cost of solvency capital	(689)	(63)
Maintenance expenses (other than commissions) increased by 10%	**10 537**	**856**
Value of in-force/new business	11 226	919
Cost of solvency capital	(689)	(63)
New business acquisition expenses (other than commissions) increased by 10%		**848**
Value of in-force/new business		911
Cost of solvency capital		(63)
Assured lives' mortality and morbidity increased by 10%, annuitant mortality decreased by 10%	**9 677**	**744**
Value of in-force/new business	10 366	807
Cost of solvency capital	(689)	(63)

These values illustrate mainly the effect of negative changes in assumptions.

The effect of positive changes in the assumptions to the same extent would be to increase the values by a similar amount to the reductions indicated above.

4. Embedded value profits

Embedded value profits are equal to the change in the embedded value over the year increased by any dividends paid and capital reductions during the year and decreased by any capital raised during the year. Embedded value profits provide a measure of a company's financial performance over the year.

	12 months to 31 December 2005 Rm	12 months to 31 December 2004 Rm
Embedded value at the end of the year	**19 153**	16 867
Less capital raised	**(68)**	(83)
Plus dividends paid	**773**	766
Plus Black Economic Empowerment transaction [1]	**–**	1 273
Less restated embedded value at the beginning of the year	**(16 319)**	(15 817)
Embedded value profits	**3 539**	3 006
Return on net worth	**40%**	32%
Return on embedded value	**22%**	19%

[1] *Includes transaction costs of R22 million taken directly to equity.*

5. Analysis of embedded value profits

An analysis of the components of embedded value profits for the year ended 31 December 2005 is summarised below.

	Net worth Rm	**Net value of life business in-force Rm**	**Embedded value Rm**
Embedded value profits for the year			
Embedded value at the end of the year	8 279	10 874	19 153
Less capital raised	(68)	–	(68)
Plus dividends paid	773	–	773
Less restated embedded value at the beginning of the year	(8 775)	(7 544)	(16 319)
Embedded value profits	209	3 330	3 539
Components of embedded value profits			
Value of new business written in the year	–	882	882
Expected return on value of life business [8]	–	938	938
Expected net of tax profit transfer to net worth [11]	481	(481)	–
Operating experience variances [12]	(154)	131	(23)
Operating assumption changes [13]	62	(218)	(156)
Embedded value profits from operations	389	1 252	1 641
Investment return on net worth	1 073	–	1 073
Exchange rate movements	46	–	46
Investment variances	519	773	1 292
Changes in economic assumptions [14]	23	434	457
Changes in modelling methodology [15]	(436)	(166)	(602)
Value of in-force acquired [16]	(945)	1 112	167
Changes in company tax rate [17]	–	118	118
Change in allowance for fair value of share options [18]	(54)	–	(54)
Implementation of minimum values for savings products [19]	(406)	(193)	(599)
Total embedded value profits	209	3 330	3 539

6. Bases, assumptions and additional information

1. The restatement of the embedded value at 31 December 2004 can be broken down into the following components:
   - Changes as a result of using the statutory valuation method rather than the published basis previously used to determine the emergence of profits. This resulted in a total increase of R11 million to the embedded value (see note 2 below).
   - Changes as a result of the increase in the margin of the risk discount rate over the equity investment return. This resulted in a decrease of R368 million to the embedded value.
   - Allowance for the fair value of share options outstanding as at the valuation date. This resulted in a decrease of R191 million to the embedded value.

2. The amounts of R1 236 million and R326 million reflected as the adjustment of shareholders' funds from the published basis, represent the change in these assets as a result of moving from a published valuation basis to the statutory valuation method. This is largely due to the elimination of certain negative rand reserves on the statutory valuation basis. The reduction in net worth results in a corresponding increase in the value of in-force.

3. The published value of financial service subsidiaries is enhanced for embedded value purposes to essentially hold these subsidiaries as a multiple of earnings. This adjustment is shown as the "financial service subsidiaries fair value adjustment".

   This adjustment consists of the following:

	31 December 2005 Rm	31 December 2004 Rm
Liberty Group Properties (Proprietary) Limited	**300**	240
Liberty Ermitage Jersey Limited	**305**	290
STANLIB Limited	**710**	345
Prefsure Holdings Limited	**30**	
	1 345	875

   In the case of Liberty Group Properties (Proprietary) Limited, Liberty Ermitage Jersey Limited and STANLIB Limited, a price earnings ratio multiplier was applied to the net after taxation recurring earnings of the subsidiaries. In all cases a multiplier of 10 was used (2004: 10). In the case of STANLIB Limited the R710 million represents Liberty Life's share of the excess over the net asset value of STANLIB Limited and effectively values STANLIB Limited at R 2,7 billion in total.

   The R30 million for Prefsure Holdings Limited represents the expected excess of the net sale proceeds over the value at which Prefsure is currently held, being cost plus retained earnings since acquisition.

4. The carrying value of business acquired by Liberty Life (analysed below) has been deducted from shareholders' funds in order to avoid double counting. For embedded value purposes, the value in respect of this amount is included in the net value of life business in-force.

	31 December 2005 Rm	31 December 2004 Rm
Investec Employee Benefits	**(96)**	(109)
Capital Alliance Holdings Limited (CAHL)	**(872)**	
Business previously acquired by CAHL	**(51)**	
	(1 019)	(109)

6. Bases, assumptions and additional information (continued)

5. Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a.	
	2005	2004
Government stock	**7,50%**	8,25%
Equities	**9,50%**	10,25%
Property	**8,50%**	9,25%
Cash	**6,00%**	
6. The risk discount rate has been set equal to 0,5% in excess of the investment return on equity assets at 31 December 2005 and equal to the investment return on equity assets at 31 December 2004 (restated at 31 December 2005 to 10,75%)	**10,00%**	10,25%
7. Maintenance expense inflation rate	**4,00%**	4,25%

8. The expected return on the value of life business is obtained by applying the previous year's discount rate to the value of life business in-force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

9. Taxation has been allowed for at rates and on bases applicable to Section 29A of the Income Tax Act. Full taxation relief on expenses to the extent permitted was assumed. Capital gains taxation has been taken into account in the embedded value. Allowance has been made for future secondary tax on companies. No allowance has been made for the taxation changes announced in the Budget on 15 February 2006.

10. Other bases, bonus rates and assumptions:

    Parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any compulsory or discretionary margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

11. The expected net of tax transfer to net worth includes a negative amount of approximately R575 million arising due to the new business strain experienced on the statutory valuation basis.

12. The amount of R23 million shown for operating experience variations arises from actual risk experience being better than expected but being offset by non-recurring expenses incurred. These non-recurring expenses amounted to R220 million (pre tax) for 2005 and were largely due to restructuring and integration costs (R184 million). The non-recurring expenses incurred in 2005 are included in the analysis of embedded value profits but do not form part of the future projections.

13. The largest component of the amount of R156 million shown for operating assumption changes is an allowance for the first time in the embedded value for future non-recurring expenses of R316 million, planned to be spent on restructuring and integration costs. This R316 million discounted and net of tax amounts to R216 million. The positive balance of R60 million relates to changes to the withdrawal bases, a reduction in fees on certain portfolios of business as well as changes to the assumed rate of take-up of automatic contribution increases in respect of risk only products, offset by changes to mortality and policy extension assumptions.

14. The amount of R457 million arises from the change to a lower level of economic assumptions.

15. The amount of R603 million shown for changes in modelling methodology arises mainly from:

    - The establishment of a reserve, amounting to R340 million, in light of the move towards valuing embedded derivatives on a market consistent basis rather than a real-world basis.
    - Changes required to model commission more accurately as well as removing inconsistencies between best estimate and valuation cash flows.

6. **Bases, assumptions and additional information (continued)**

16. The amount of R167 million shown for value of in force acquired reflects the difference between the carrying value established on an accounting basis at the date of acquisition of CAHL and the value of in-force calculated at the same date.

17. The amount of R118 million shown for change in company tax rate arises from the change in the corporate tax rate from 30% to 29%.

18. The amount of R54 million in respect of the change in the fair value of share options arises from the change in the number of shares under option and the increase in the market value of the Liberty Group Limited share price over the reporting period.

19. The amount of R599 million in respect of the implementation of minimum values for savings products reflects the impact of allowing for the minimum values required for savings products as per the Statement of Intent signed between the Life Offices Association and the National Treasury in December 2005 (refer to note 46 of the financial statements).

The amount of R882 million for the value of new business written in the year is prior to any allowance for these minimum values. The value of new business written in the year allowing for this effect is as follows:

	Rm
Value of new business written during the period	777
Gross of cost of solvency capital	858
Cost of solvency capital	(81)
New business index excluding natural increases	3 911
New business margin	19.9%
Present value of future expected premiums	26 216
Value of new business as a percentage of future expected premiums	3.0%

20. The assets backing the Capital Adequacy Requirement (CAR) are 60% equities, 20% cash, 15% preference shares and 5% gilts (previously 50% equities, 25% cash and 25% preference shares).

21. Shareholders' funds on the published basis are stated after the full impairment of goodwill amounting to R397 million arising on the acquisition of CAHL at 1 April 2005.

Accounting policies as adapted for the introduction of International Financial Reporting Standards (IFRS)

Statement of compliance

The 2005 consolidated financial statements of Liberty Group Limited have been prepared in accordance with International Financial Reporting Standards (IFRS), utilising the provisions of IFRS 1 *First-time Adoption of International Financial Reporting Standards.*

1. Basis of preparation

IFRS comprise International Financial Reporting Standards, International Accounting Standards and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC). The standards referred to are set by the International Accounting Standards Board (IASB).

The financial statements have been prepared in compliance with the applicable standards and interpretations for year-ends commencing on or after 1 January 2005. The transition to IFRS has resulted in several changes in accounting policies as compared to the most recent annual financial statements prepared under South African Statements of Generally Accepted Accounting Practice (SA GAAP). The comparative figures in respect of 2004 were restated to reflect the effect of these changes except for the following voluntary exemptions available under IFRS 1 *First-time Adoption of International Financial Reporting Standards*:

- IAS 32 – *Financial Instruments: Disclosure and Presentation* prior to 1 January 2005;
- IAS 39 – *Financial Instruments: Recognition and Measurement* prior to 1 January 2005;
- IFRS 2 – *Share-based Payment* transactions in respect of options prior to 7 November 2002 as well as those options granted after that date which have vested before 1 January 2005;
- IFRS 3 – *Business Combinations* before 1 January 2004; and
- IFRS 4 – *Insurance Contracts* prior to 1 January 2005.

The following accounting policies are either new or have been amended from the prior year, in accordance with the transitional provisions of the standards:

- Basis of consolidation
- Owner-occupied properties
- Financial instruments – Financial assets and financial liabilities
- Policyholder insurance and investment contracts
- Deferred acquisition costs in respect of investment contracts
- Deferred revenue in respect of investment contracts
- Goodwill
- Share-based payments transactions
- Segment information
- Operating leases
- Share capital – treasury shares
- Investment in subsidiaries, joint ventures and associates

Reconciliations and descriptions of the effect of the transition from SA GAAP to IFRS on the group and company's equity and its net income are provided on pages 147 to 157.

The financial statements are prepared on a historical cost basis, except for derivative financial instruments, financial instruments held for trading or at fair value through profit or loss, investment properties and owner-occupied properties, which are stated at fair value.

All amounts are shown in rand millions unless otherwise stated.

1. Basis of preparation (continued)

Standards and interpretations not yet effective

The following new standards and interpretations are not yet effective for the current financial year. The group will comply with the new statements from the effective date.

- IFRS 6 *Exploration for and Evaluation of Mineral Resources*. This standard should be applied to all annual periods commencing on or after 1 January 2006. However, this standard is not applicable to the group.
- IFRS 7 *Financial Instruments: Disclosures* (including amendments to IAS 1 *Presentation of Financial Statements: Capital Disclosures*). This standard should be applied to all annual periods commencing on or after 1 January 2007. The standard deals mainly with the disclosure of financial instruments and the related qualitative and quantitative risks. Most of these disclosure requirements are currently provided in terms of IAS 30 and IAS 32. The statement will therefore not impact the results of the group but will impact the format of disclosure of financial instruments.
- Amendment to IAS 19 *Employee Benefits* (December 2004). This standard should be applied to all annual periods commencing on or after 1 January 2006. The standard permits an entity to recognise all actuarial gains and losses in the period in which they occur, outside profit or loss, in a statement of recognised income and expense. The group will consider the appropriateness of this option.
- Amendment to IAS 39 *Financial Instruments: Recognition and Measurement* (April 2005). This standard should be applied to all annual periods commencing on or after 1 January 2006. The amendment to IAS 39 allows the designation, as a hedged item in consolidated financial statements, the foreign currency risk of a highly probable forecast intragroup transaction under certain conditions. The group will consider the amendment.
- Amendment to IAS 39 *Financial Instruments: Recognition and Measurement* (June 2005). This standard should be applied to all annual periods commencing on or after 1 January 2006. The revisions to IAS 39 restrict the extent which entities can designate a financial asset or financial liability as at fair value through profit or loss only to specific situations. The statement is not expected to reduce the group's current application of the fair value option.
- Amendment to IAS 39 *Financial Instruments: Recognition and Measurement* (August 2005) and IFRS 4 *Insurance Contracts*. This standard should be applied to all annual periods commencing on or after 1 January 2006. Under the revised standards the issuer of a financial guarantee contract would generally measure the contract:
  - initially at fair value; and
  - subsequently at the higher of the amount determined in accordance with IAS 37 and the amount initially recognised (less, when appropriate, cumulative amortisation).

  The group's current policy is substantially in line with this approach and no significant adjustment is expected.
- Amendment to IAS 21 *The Effects of Changes in a Foreign Operation* (December 2005). This standard should be applied to all annual periods commencing on or after 1 January 2006. The amendment clarifies that a group entity that may have a monetary item receivable from or payable to a foreign operation (which is in substance part of the net investment in a foreign operation) may be a subsidiary of the group. The amendment further specifies that the exchange differences arising from the translation of these monetary items will be classified in equity in the consolidated financial statements. It is not anticipated that the amendment will have a significant impact on the group's results.
- IFRIC 4 *Determining whether an Arrangement contains a Lease*. This interpretation should be applied to all annual periods commencing on or after 1 January 2006. This interpretation provides guidance on determining whether an arrangement that does not take the legal form of a lease contains a lease and should be accounted for in terms of IAS 17 *Leases*. An arrangement contains a lease if the fulfilment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys the right to use the asset. This interpretation is substantially in line with the group's current application of the standard.

1. Basis of preparation (continued)

Standards and interpretations not yet effective (continued)

- IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.* This interpretation should be applied to all annual periods commencing on or after 1 January 2006. This statement is not applicable to the business of the group.

- IFRIC 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.* This interpretation should be applied to all annual periods commencing on or after 1 December 2005. This statement is not applicable to the business of the group.

- IFRIC 7 *Applying the Restatement Approach under* IAS 29 *Financial Reporting in Hyperinflationary Economies.* This interpretation should be applied to all annual periods commencing on or after 1 March 2006. IAS 29 *Financial Reporting in Hyperinflationary Economies* requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current at the balance sheet date. Comparative figures for prior period(s) should be restated into the same current measuring unit. IFRIC 7 contains guidance on how an entity would restate its financial statements in the first year it identifies the existence of hyperinflation in the economy of its functional currency. This statement is not applicable to the business of the group.

- IFRIC 8 *Scope of IFRS 2.* This interpretation should be applied to all annual periods commencing on or after 1 May 2006. The interpretation clarifies that IFRS 2 applies to transactions in which the entity cannot specifically identify the goods or services received in return for a share-based payment, but where other circumstances indicate that goods or services have been received. This interpretation is consistent with the group's application of IFRS 2 for shares issued in terms of its Black Economic Empowerment (BEE) transaction.

2. Basis of consolidation

The group financial statements consolidate the financial statements of the company and its subsidiaries (including special purpose entities).

The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the group. Inter-company transactions, balances and unrealised gains and losses are eliminated on consolidation.

Interests in subsidiaries

Subsidiaries are entities in which the group has the power to govern their financial and operating policies and in which the group has more than 50% of the voting rights or economic interest. The results of the subsidiaries are included from the date on which control is transferred to the group (effective date of acquisition) and are no longer included from the date that control ceases (effective date of disposal). Gains and losses on disposal of subsidiaries are included in the income statement as investment gains or losses.

Interests in subsidiaries in the company financial statements are shown at cost less any required impairment. The group uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Interests in joint ventures

Joint ventures are contractual arrangements whereby the group and one or more parties undertake an economic activity, involving a corporation, partnership or entity, that is subject to joint control. Investments in joint ventures are accounted for using equity accounting principles for the duration in which the group has the ability to exercise joint control.

2. Basis of consolidation (continued)

Interests in joint ventures (continued)

The group's interests in joint ventures are carried initially at cost and adjusted thereafter for post acquisition changes in the group's share of net assets of the joint ventures. Any goodwill in respect of joint ventures acquired is recognised separately in the balance sheet (refer to the goodwill accounting policy). Where the accounting policies for joint ventures are not consistent, in all material respects, with policies adopted by the group, adjustments are made to ensure consistency with the group policies.

Interests in joint ventures in the company financial statements are shown at cost less any required impairment.

Interests in associates

Associates are entities (including special purpose entities) over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights or economic interest.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies for associates are consistent, in all material respects, with the policies adopted by the group.

Mutual funds

Mutual funds, in which the group has greater than 50% economic interest resulting in effective control, are consolidated. The consolidation principles as described in interests in subsidiaries above are applied.

Interests in mutual funds in the company financial statements, that are subsidiaries by definition, are designated as at fair value through profit or loss.

Those mutual funds in which the company and group has between 20%-50% economic interest, providing significant influence are deemed to be interests in associates and are, on initial recognition, designated as at fair value through profit or loss, based on the scope exemption in IAS 28 *Investments in Associates* for mutual funds including investment-linked insurance funds.

Initial measurement is at fair value on trade date with subsequent measurement at fair value based on quoted repurchase prices at the close of business on the last trading day on or before the balance sheet date.

Fair value adjustments on mutual funds are recognised in the income statement.

3. Foreign currencies

Foreign currency translation

The group's presentation currency is South African Rands (ZAR). The functional currency of the group's operations is the currency of the primary economic environment where each operation physically has its main activities.

Transactions and balances

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies different to the functional currency at the balance sheet date are translated into the functional currency at the ruling rate at that date. Foreign exchange differences are recognised in the income statement.

Group foreign operations

Assets and liabilities of operations whose functional currency is different to the presentation currency are translated from their respective functional currency into the group's presentation currency at closing rates ruling at balance sheet date. The income and expenditure and equity movements are translated into the group's presentation currency at rates approximating the foreign exchange rates ruling at the date of the various transactions.

All resulting translation differences arising from the consolidation and translation of foreign operations are recognised directly in equity as a foreign currency translation reserve.

4. Equipment

Equipment is stated at cost less accumulated depreciation and impairment losses. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are recognised in the income statement. Profits or losses on disposal are included within general marketing and administration expenses in the income statement.

When significant components of equipment have different useful lives, those components are accounted for and depreciated as separate items.

Depreciation

Depreciation is recognised in the income statement on a straight-line basis at rates appropriate to the expected useful lives of the assets. Depreciation is calculated on the cost less any impairment and expected residual value. The estimated useful lives applied are as follows:

• Computer equipment	5 years
• Purchased computer software	5 years
• Fixtures, furniture and fittings	10 years
• Office equipment and office machines	5 – 7 years
• Motor vehicles	5 years

There has been no change to useful lives from those applied in the previous financial year. The residual values and useful lives are reassessed on an annual basis.

5. Properties

Owner-occupied properties

Owner-occupied properties are held by the company and group for use in the supply of services or for its own administration purposes.

Investment properties

Investment properties are held to earn rental income and capital appreciation.

Properties under development

Properties under development are properties not yet available to earn investment returns or for use. Properties under development form part of the carrying value of investment properties or owner-occupied properties as appropriate on the balance sheet. Once development is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Properties under development are carried at cost less any required impairment.

Both investment properties and owner-occupied properties are reflected at valuation based on open-market fair value at the balance sheet date. If this information cannot be reliably determined, the group uses alternative valuation methods such as discounted cash flow projections or recent prices on active markets. The fair values are the estimated amounts for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction.

The open-market fair value is determined annually by independent professional valuators.

The fair value adjustments on investment properties are included in the income statement as investment returns in the period in which these gains or losses arise and are adjusted for any double counting arising from the recognition of lease income on the straight-line basis compared to the accrual basis normally assumed in the fair value determination.

The fair value adjustments on owner-occupied properties are taken directly to equity to the extent that the accumulated adjustment is a surplus. Any accumulated deficits are recorded in the income statement. On disposal or transfer (change in use) of owner-occupied properties to investment properties, the amounts included in the revaluation reserve are transferred to retained surplus.

Depreciation in respect of owner-occupied properties

Depreciation will be provided at rates appropriate to the expected useful lives of buildings and any significant component part. Depreciation is calculated on the opening open-market fair value less any expected residual value.

6. Intangible assets

Goodwill

All business combinations that occurred after 1 January 2004 (subsidiaries or joint ventures) are accounted for by applying the purchase method. The cost of a business combination is the fair value of the purchase consideration due at the date of acquisition plus any directly attributable acquisition costs.

6. Intangible assets (continued)

Goodwill (continued)

Goodwill represents the excess of the purchase price consideration of an acquisition over the fair value attributable to the net identifiable assets, liabilities and contingent liabilities at the date of acquisition.

Goodwill on acquisition of subsidiaries is included in intangible assets and goodwill on acquisitions of associates and joint ventures is included in investments in associates and investments in joint ventures respectively.

With effect from 1 January 2004, goodwill is capitalised at opening net carrying value for business combinations prior to that date, or cost in respect of subsequent acquisitions. Goodwill is allocated to the applicable cash-generating units for the purposes of impairment testing. Goodwill is tested annually for impairment and carried at capitalised value less accumulated impairment losses. Any impairment calculated is expensed to the income statement. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Computer software development costs

Costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on a straight-line basis at rates appropriate to the expected useful life of the asset. As the software is proprietary and specific to the group operations, no residual value is estimated.

Present value of acquired in-force life business

Where a portfolio of life contracts is acquired either directly from another insurer or through the acquisition of a subsidiary, the present value of acquired in-force (PVIF) business on the portfolio, being the net present value of estimated future cash flows of the existing contracts, is recognised as an intangible asset and amortised on a basis consistent with the settlement of the relevant liability in respect of the purchased contracts. These cash flows ignore the effects of shareholder taxation as this is separately adjusted for on application of the deferred taxation accounting policy. The PVIF is carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Amortisation of intangibles

Amortisation of intangibles is charged to the income statement. The expected useful lives are as follows:

- Computer software development costs 2 – 5 years
- PVIF business 5 – 15 years

7. Impairment

The carrying amounts of the group's assets are reviewed on an annual basis to determine whether there is any indication of impairment, other than of a temporary nature. If any such indication exists, the assets' recoverable amounts are estimated.

Financial assets carried at amortised cost

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the group about the following events:

(i) significant financial difficulty of the issuer or debtor;

(ii) a breach of contract, such as a default or delinquency in payments;

(iii) it becoming probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;

(iv) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of issuers or debtors in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

7. Impairment (continued)

Financial assets carried at amortised cost (continued)

The group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. If the group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred on loans and receivables or held to maturity investments carried at amortised cost, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a held to maturity investment or a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under contract. As a practical expedient, the group may measure impairment on the basis of an instrument's fair value using an observable market price.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (ie, on the basis of the group's grading process that considers asset type, industry, geographical location, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the issuer's ability to pay all amounts due under the contractual terms of the debt instrument being evaluated.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as improved credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Goodwill

Goodwill is assessed annually for impairment for each attributable cash-generating unit based on the valuation model utilised for embedded value determination. Impairment losses relating to goodwill are not reversed.

Impairment of other non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

8. Financial assets

The group classifies its financial assets into categories, namely held at fair value through profit or loss, held-to-maturity and loans and receivables. The classification depends on the purpose when the asset was acquired and, with the exception of those held at fair value through profit or loss, is reassessed on an annual basis. Prior to 1 January 2005 certain financial assets were classified as available-for-sale and measured at fair value with unrealised profits or losses being recognised directly in equity. With effect from 1 January 2005 with the adoption of IFRS, these financial assets have been redesignated as held at fair value through profit or loss. Accumulated unrealised available-for-sale reserves were transferred to retained surplus on that date.

Financial assets comprise financial instruments, interests in associates scoped out of IAS 28 *Investments in Associates* and, in respect of the company, interests in mutual fund subsidiaries.

Initial measurement

Purchases and sales of financial assets are recognised on trade date, which is the date on which the group assumes or transfers substantially all risks and rewards of ownership. Financial assets are initially recognised as follows:

- Fair value through profit or loss – at fair value on trade date.
- Held-to-maturity and loans and receivables – at fair value on trade date plus transaction costs that are directly attributable to their acquisition.

8. Financial assets (continued)

Initial measurement (continued)

Those mutual funds in which the company and group has between 20%-50% economic interest, providing significant influence are deemed to be interests in associates and are, on initial recognition, designated as at fair value through profit or loss, based on the scope exemption in IAS 28 for mutual funds including investment-linked insurance funds.

Financial assets are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the group has also transferred substantially all risks and rewards of ownership.

Subsequent measurement

Financial assets classified as fair value through profit or loss:

Financial assets are designated as fair value through profit or loss if they are:

(1) used to match investment contract liabilities held at fair value and/or insurance contract liabilities, or

(2) managed and performance is evaluated on a fair value basis.

These assets are subsequently measured at fair value and the fair value adjustments are recognised in the income statement.

Fair values are based on regulated exchange quoted ruling bid prices at the close of business on the last trading day on or before the balance sheet date. If a quoted bid price is not available for dated instruments the fair value is estimated using pricing models or discounted cash flow techniques.

Fair values for unquoted instruments are determined as follows:

Fixed and linked variable rate preference shares and bonds

A market yield is determined by using appropriate yields of existing listed preference shares or bonds that best fit the profile of the instrument being measured. A credit spread is adjusted to the yield based on the issuer's credit rating benchmarked to recent transactions of similar credit rated entities. A discounted cash flow model is then applied, using the determined yield, in order to calculate the market value.

Inflation linked bonds

The market value is determined by present valuing future cash flows at the agreed real rate as per the contract. The present values are then adjusted for the current CPI index ratio.

Unlisted equities (including unlisted variable rate preference shares)

Valuations are determined by either utilising recognised independent qualified valuers or by applying appropriate valuation techniques such as discounted cash flow analysis or recent arm's length market transactions in respect of the equity instrument.

Negotiable certificates of deposit

These instruments are valued using the appropriate rate from the quoted money market yield curve, based on the term to maturity of the instrument. A discounted cash flow model is then applied, using the determined yield, in order to calculate the market value.

Insurance policies

These are valued either at the declared policy value, if issued by an independent credible party, or at the values of the underlying investments supporting the policy adjusting for applicable liquidity or credit risk.

Financial assets classified as held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments, other than loans and receivables, and fixed maturity where management has both the intent and the ability to hold to maturity. They are carried at amortised cost using the effective interest rate method less any required impairment.

Loans and receivables

Loans and receivables are financial assets that are created by the entity for providing money, goods or services directly to a debtor, other than those that are originated with the intention of sale immediately or in the short term. They are carried at amortised cost using the effective interest rate method less any required impairment.

8. Financial assets (continued)

Financial assets held at cost

Any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at its cost, including transaction costs, less any provisions for impairment.

9. Financial liabilities

Financial liabilities (excluding policyholders' liabilities) comprise callable capital bonds, redeemable non-participating preference shares and third party liabilities arising on consolidation of mutual funds.

Financial liabilities are initially recognised at fair value, net of transaction costs that are directly attributable to the raising of the funds.

In respect of callable capital bonds and redeemable non-participating preference shares subsequent measurement is at amortised cost using the effective interest rate method.

Third party liabilities arising on consolidation of mutual funds are effectively demand deposits and are consequently subsequently measured at fair value which is the value determined by the rules of the fund. Fair value gains or losses are recognised in the income statement.

10. Derivative financial instruments

Derivative financial instruments are recognised initially at fair value on trade date. Subsequent to initial recognition, derivative financial instruments are measured at fair value. Fair values are obtained from regulated exchange quoted ruling prices, dealer price quotations or recognised option pricing models.

Derivative financial instruments are carried as financial assets when the fair value is positive and financial liabilities when the fair value is negative. All gains or losses on measurement are recognised in the income statement.

11. Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers, short-term funds on deposit and cash on hand but do not include money market securities held for investment.

12. Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets to the holder. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Treasury shares

Where any group company purchases the company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is on consolidation deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity.

Any net income in relation to treasury shares (both fair value movements and dividends) is eliminated from group profit for the year.

The number of shares in the earnings per share calculation is reduced for treasury shares held during the period on a weighted average basis.

13. Black economic empowerment (BEE) transaction

Investments in BEE entities via equity instruments, the proceeds of which were used by the BEE entities to finance share purchases from shareholders to facilitate the 2004 BEE transaction, do not meet the IAS 39 definition of a financial asset and are considered to be a reduction of equity.

Cash flows arising from Liberty Group Limited's dividends are used by the BEE entities to redeem these equity instruments and fulfil dividend obligations and are recognised directly in equity.

The number of shares in the earnings per share calculation is reduced for the respective weighted average Liberty Group Limited shares held by the BEE entities.

14. Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the company's directors.

The current method adopted by the directors to determine dividend distribution is 4,75% on the group's embedded value, subject to a capital adequacy requirement above 1,5 times. The interim dividend will be declared as 40% of the previous full year's dividend.

15. Prepaid commission

In accordance with the adoption of IFRS (IFRS 4 and IAS 39), prepaid commission on policyholder contracts with effect from 1 January 2005 will be recognised within the liability for insurance contracts or separately as deferred acquisition costs in respect of investment contracts. Previously the amounts were recognised within prepayments, insurance and other receivables.

16. Policyholder insurance and investment contracts

Professional Guidance Notes (PGNs) issued by the Actuarial Society of South Africa (ASSA)

Liberty Group Limited and certain of its subsidiaries are licensed as long term insurers in South Africa in accordance with the Long-term Insurance Act of 1998 as amended (LTIA). The LTIA requires the determination of assets, liabilities and capital adequacy requirements for statutory purposes in accordance with PGNs issued by ASSA.

In terms of IFRS 4, defined insurance liabilities are allowed to be measured under existing local practice. The group has adopted the PGNs to determine the liability in respect of insurance contracts issued in South Africa. The following PGNs are of relevance to the determination of policyholder liabilities:

PGN 102: Life Offices – HIV/AIDS
PGN 103: Report by the Statutory Actuary in the annual financial statements of South African Long-Term Insurers
PGN 104: Life Offices – Valuation of Long-Term Insurers
PGN 105: Recommended AIDS extra mortality bases
PGN 106: Actuaries and Long-Term Insurance in South Africa
PGN 110: Reserving for minimum investment return guarantees

The PGNs are available on the ASSA website (www.assa.org.za).

Where applicable, the PGNs are referred to in the accounting policies and notes to the annual financial statements.

Insurance and investment contract classification

The group issues contracts that transfer insurance risk or financial risk or, in some cases, both.

An insurance contract is a contract under which the group (insurer) accepts significant insurance risk from the policyholder by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. Such contracts may also transfer financial risk. The group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event that are significantly more than the benefits payable if the insured event did not occur.

Investment contracts are those contracts that transfer financial risk with no significant insurance risk. Financial risk is the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable.

Discretionary participation features (DPF)

A number of insurance and investment contracts contain a discretionary participation feature (DPF). This feature entitles the policyholder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

- that are likely to be a significant portion of the total contractual benefits;
- whose amount or timing is contractually at the discretion of the group; and
- that are contractually based on:

  (a) the performance of a specified pool of contracts or a specified type of contract;
  and/or
  (b) realised and/or unrealised investment returns on a specified pool of assets held by the group.

16. Policyholder insurance and investment contracts (continued)

Discretionary Participation Features (DPF) (continued)

The terms and conditions or practice of these contracts set out the bases for the determination of the amounts on which the additional discretionary benefits are based (the DPF eligible surplus) and within which the group may exercise its discretion as to the quantum and timing of their payment to policyholders. Typically at least 90% of the eligible surplus must be attributed to policyholders as a group (which can include future policyholders), while the amount and timing of the distribution to individual policyholders is at the discretion of the group, subject to the advice of the statutory actuary. The terms reversionary bonus and smoothed bonus refer to the specific forms of DPF underwritten by the group.

All components in respect of DPFs are included in the policyholder liabilities.

Insurance contracts

Measurement

These contracts are valued in terms of the Financial Soundness Valuation (FSV) basis, on a gross premium valuation methodology, described in PGN 104 and the liability is reflected as Policyholders' liabilities under insurance contracts.

The liability is based on assumptions of the best estimate of future experience, plus compulsory margins for prudent liabilities as required in terms of PGN 104, plus additional discretionary margins.

A liability for minimum investment return guarantees is calculated on a stochastic basis using a real world model in accordance with PGN 110. This liability is included within the basic policyholder liabilities.

Discretionary margins are added so that the shareholders' participation in profits emerges when it is probable that future economic benefits will flow to the entity. These discretionary margins include an allowance for the shareholders' participation in the reversionary and terminal bonuses expected to be declared each year in respect of with-profit business, an allowance for the shareholders' participation in the bonus expected to be declared and a portion of the management fees levied under certain classes of market-related business. In addition to the provision made in the basic policyholder liabilities, discretionary margins are held for further possible deviations in risk experience and in respect of the liability for minimum investment guarantees.

Liabilities for individual market related policies where benefits are in part dependent on the performance of underlying investment portfolios (including business with stabilised bonuses where bonuses were taken at full value) are taken as the aggregate value of the policies' investment in the investment portfolio at the valuation date, reduced by the excess of the present value of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses on a policy by policy cash flow basis.

Reversionary bonus classes of policies, and policies with fixed and guaranteed benefits are valued by discounting the expected future cash flows at a market-related rate of interest reduced by an allowance for investment expenses and the relevant prescribed margins. Future bonuses have been allowed for at the latest declared rates where appropriate.

Annuities, other than term certain annuities which are classified as investment contracts, are valued by discounting annuity instalments and expenses over the estimated lives of the policyholders, at the rate of return yielded by the matching assets reduced by an allowance for investment expenses and the relevant compulsory margin.

Liabilities for group benefit policies (including policies where bonuses are stabilised) are established as the value of the policies' investment in the respective investment portfolios, including the face value of all bonuses (vested and unvested) declared up to the balance sheet date.

In respect of insurance contracts with DPF where bonuses are smoothed, bonus stabilisation provisions are held arising from the difference between the after taxation investment performance of the assets net of the relevant management fees and the value of the bonuses declared. In accordance with PGN 104, where the bonus stabilisation provision is negative, this provision is restricted to an amount that can reasonably be expected to be recovered through under-distribution of bonuses during the ensuing three years.

The liability assumptions are reviewed annually. Any changes in assumptions and/or other changes to the liability calculation are reflected in the income statement as they occur.

16. **Policyholder insurance and investment contracts (continued)**

Insurance contracts (continued)

Outstanding claims provisions

Provision is made in the policyholders' liabilities under insurance contracts for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated gross of reinsurance.

Embedded derivatives

Derivatives embedded in an insurance contract are not separated and measured at fair value if the embedded derivative itself qualifies for recognition as an insurance contract. As such, the group does not separately measure any embedded derivatives as they qualify for recognition as an insurance contract and are measured as insurance contracts.

Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of any related intangible present value of acquired in-force business (PVIF) assets. The liability is calculated in terms of the FSV basis as described in PGN 104. The FSV basis meets the minimum requirement of the liability adequacy test.

Premium income

Premiums and annuity considerations on insurance contracts, other than in respect of the Lifestyle series of policies and group schemes, are recognised when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised as premiums are received, as failure to pay a premium will result in either a lapse of the policy or reduction of attributable fund value. Premium income on insurance contracts is shown gross of reinsurance. Premiums are shown before deduction of commission. Premium income received in advance is included in insurance and other payables.

Reinsurance premiums

Reinsurance premiums are recognised when due for payment.

Claims

Claims on insurance contracts, which include death, disability, maturity, surrender and annuity payments, are charged to income when notified of a claim based on the estimated liability for compensation owed to policyholders. They include claims that arise from death and disability events that have occurred up to the balance sheet date even if they have not been reported to the group. Unpaid disability claims are estimated using the input of assessors for individual cases reported to the group and statistical analyses for the claims incurred but not reported.

Reinsurance recoveries are accounted for in the same period as the related claim.

Acquisition costs

Acquisition costs for insurance contracts represent commission and other costs (including bonuses payable and company's contribution to agents' pension and medical aid funds) that relate to the securing of new contracts and the renewing of existing contracts.

The FSV method for valuing insurance contracts makes implicit allowance for the deferral of acquisition costs and hence no explicit deferred acquisition cost asset is recognised in the balance sheet for insurance contracts.

Measurement

Investment contracts without DPF

The group issues investment contracts without fixed benefits (unit linked and structured products) and investment contracts with fixed and guaranteed benefits (term certain annuity).

Investment contracts without fixed benefits are financial liabilities whose fair value is dependent on the fair value of the underlying financial assets, derivatives and/or investment property (unit linked) and are designated at inception as at fair value through profit or loss.

16. Policyholder insurance and investment contracts (continued)

Investment contracts (continued)

The group's valuation methodologies incorporate all factors that market participants would consider and are based on observable market data. The fair value of a unit linked financial liability is determined using the current unit price that reflects the fair values of the financial assets contained within the group's unitised investment funds linked to the financial liability, multiplied by the number of units attributed to the policyholder at the balance sheet date.

If the investment contract is subject to a put or surrender option, the fair value of the financial liability is never less than the amount payable on the put or surrender option.

For investment contracts with fixed and guaranteed terms, future benefit payments and premium receipts are discounted using the rates implied by the government zero-coupon yield curve at the relevant balance sheet date. Any profit on initial recognition is amortised over the life of the contract.

Investment contracts with DPF

Within the group all monies invested in investment smoothed bonus portfolios are classified as investment contracts with DPF.

For the investment with DPF component, the unit linked liability is taken as the value of units attributable to the policyholders along with the bonus stabilisation provision at the balance sheet date. The bonus stabilisation provision represents the difference between the bonus declared and what is earned on the underlying policyholder assets. Premiums and claims are reflected in the income statement.

Service fees on investment management contracts and deferred revenue liability (DRL)

Service fee income on investment management contracts is recognised on an accrual basis as and when the services are rendered.

A DRL is recognised in respect of upfront fees, which are directly attributable to a contract, that are charged for securing the investment management service contract. The DRL is then released to revenue when the services are provided, over the expected duration of the contract on a straight-line basis.

A DRL has been recognised for all applicable policies on transition to IFRS as at 1 January 2005.

Regular fees are charged to the customer periodically (monthly, quarterly or annually) either directly or by making a deduction from invested funds. Regular charges billed in advance are recognised on a straight-line basis over the billing period, which is deemed to be equivalent to the period over which the service is rendered. Fees charged at the end of the period are accrued as a receivable that is offset against the financial liability when charged to the customer.

Amounts received and claims incurred on investment contracts

Amounts received under investment contracts, such as premiums and investment returns, are recorded as deposits to investment contract liabilities whereas claims incurred are recorded as deductions from investment contract liabilities.

Deferred acquisition costs (DAC) in respect of investment contracts

Commissions paid and other incremental acquisition costs are incurred when new investment contracts are obtained or existing investment contracts are renewed. These costs, if specifically attributable to an investment contract with an investment management service element, are deferred and amortised over the expected life of the contract, on a straight-line basis, as they represent the right to receive future management fees. Amortisation periods are as follows:

Linked annuities	10 – 16 years
Other investment contracts	5 years

A DAC asset is recognised for all applicable policies with the amortisation being calculated on a portfolio basis.

An impairment test is conducted annually at reporting date on the DAC balance to ensure that the amount will be recovered from future revenue generated by the applicable remaining investment management contracts.

DAC have been recognised for all applicable policies on transition to IFRS as at 1 January 2005.

Receivables and payables related to insurance contracts and investment contracts

Receivables and payables are recognised when due. These include amounts due to and from agents, brokers and policyholders.

17. Reinsurance contracts held

Reinsurance contracts are contracts entered into by the group with reinsurers under which the group is compensated for the entire or a portion of losses arising on one or more of the insurance contracts issued by the group.

The expected benefits to which the group is entitled under its reinsurance contracts held are recognised as reinsurance assets. These assets consist of short-term balances due from reinsurers (classified within loans and receivables) as well as longer-term receivables (classified as reinsurance assets) that are dependent on the present value of expected claims and benefits arising net of expected premiums payable under the related reinsurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract.

18. Offsetting

Assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

19. Investment income

Investment income for the group comprises income from financial services activities, rental income from properties, interest and dividends. Dividends are recognised when the right to receive payment is established. Rental income and financial services fees are accounted for on an accrual basis. Interest income is accounted for on an accrual basis using the effective interest rate method. Rental income in respect of group owner-occupied properties is eliminated on consolidation.

20. Scrip lending

Marketable securities under scrip lending arrangements are measured in accordance with IAS 39 and are reflected on the balance sheets of the company and group. Scrip lending arrangements are entered into only with appropriate accredited institutions. Scrip lending fees received are included in the income statement as investment income.

21. Retirement benefits

Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. Plan assets exclude any insurance contracts issued by the group. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

21. Retirement benefits (continued)

Pension obligations (continued)

For defined contribution plans, the group pays contributions to privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-employment obligations

Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the expected average remaining working lives of the related employees. Independent qualified actuaries value these obligations annually.

22. Taxation

Income taxation on the profit or loss for the periods presented comprises current and deferred taxation.

(a) Current taxation

Current taxation is the expected taxation payable, using taxation rates enacted at the balance sheet date, including any prior year adjustments.

(b) Deferred taxation

Deferred taxation is provided in full using the liability method. Provision is made for deferred taxation attributable to temporary differences in the accounting and taxation treatment of items in the financial statements. A deferred taxation liability is recognised for all temporary differences, at enacted rates of taxation at the balance sheet date, except differences relating to goodwill, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries and joint ventures (excluding mutual funds) where the group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. In respect of temporary differences arising on fair value adjustments on investment properties, deferred taxation is provided at the use rate if the property is considered to be a long-term strategic investment or at the capital gains effective rate if recovery is anticipated to be mainly through disposal. A deferred taxation asset is recognised for the carry forward of unused taxation losses, unused taxation credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised. The major categories of assets and liabilities giving rise to a deferred taxation balance are investment properties revaluation surpluses, policyholder valuation basis, life fund special transfers, deferred acquisition costs, deferred revenue, unrealised gains on investments, intangible assets and provisions.

23. Provisions

Provisions are recognised when the group has a present legal or constructive obligation of uncertain timing or amount, as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

24. Operating leases

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases.

The group as lessor

Receipts of operating leases from properties held as investment properties are accounted for as income on the straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessee by way of penalty is recognised as income in the period in which termination takes place.

The group as lessee

Lease payments arising from operating leases is recognised in the income statement on a straight-line basis over the lease term.

25. Share-based payment transactions

Equity compensation plans

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the share option incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. Shares under option, which have not yet been delivered to participants, carry no shareholder rights.

The fair value of share options granted after 7 November 2002 and not vested at 1 January 2005 is measured at grant date and expensed on a straight-line basis over the period during which the employees will become entitled to the options granted (vesting period). The fair value of the options is measured using an appropriate model which takes into account the terms and conditions of the share options scheme as well as the historical share price movement. The expense recognised is adjusted to ultimately reflect the actual number of share options vested after which no further adjustments are made. The expense is credited to a share-based payments reserve. When the options are exercised or cancelled after vesting date the relevant amount is transferred from the share-based payment reserve to retained surplus.

New equity compensation plan implemented during 2005

The new equity compensation scheme implemented during 2005 confers rights to employees to acquire Liberty Group Limited shares equivalent to the value of the right at date of exercise. The fair value of the rights are measured at grant date using an appropriate model which takes into account the terms and conditions of the scheme, as well as the historical share price movement. The fair value is expensed over the vesting period on the same basis as the equity compensation plans.

Within group subsidiaries this scheme is accounted for as a cash-settled scheme and therefore expenses and liabilities, with the exception of related taxation entries, raised in subsidiaries reflecting the fair values of employee rights specific to the scheme are reversed on consolidation and replaced with the group adjustment described above.

Black economic empowerment (BEE) transaction

The group concluded its BEE transaction on 8 November 2004. The issue of equity-linked instruments to the Black Managers' Trust had not vested with the participants at 31 December 2004. These instruments have been accounted for as an equity-settled share-based payment transaction and the optionality, inherent in the transaction, has been valued at fair value at the date of the transaction. The fair value is recognised as an expense on a straight-line basis in the income statement over the vesting period, with a corresponding increase in the share-based payments reserve within equity. The fair value of the options is measured using an appropriate model which takes into account the terms and conditions of the BEE transaction.

When the options are exercised or cancelled after vesting date the relevant amount is transferred from the share-based payment reserve to retained surplus.

26. Segment information

The group's primary segments are business segments, with the secondary segment being geographic. A business segment is a distinguishable component group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of a group that is engaged in providing products or services within a particular economic environment and that is subject to risks and opportunities that are different from those components operating in other economic environments.

27. Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than continuing use. This classification is only met if the sale is highly probable and the assets or disposal groups are available for immediate sale.

27. Non-current assets and disposal groups held for sale (continued)

In light of the group's primary business being the provision of insurance and investment products, non-current assets held as investments are not classified as held for sale as the ongoing investment management implies regular purchases and sales in the ordinary course of business.

Immediately before classification as held for sale, the measurement (carrying amount) of assets and liabilities in relation to a disposal group is recognised based upon the appropriate IFRS standards. On initial recognition as held for sale, the non-current assets and liabilities are recognised at the lower of carrying amount and fair value less costs to sell.

Any impairment losses on initial classification as held for sale are recognised in the income statement.

The non-current assets and disposal groups held for sale will be derecognised immediately when there is a change in intention to sell. Subsequent measurement of the asset or disposal group at that date, will be the lower of:

(1) its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation, amortisation or revaluations that would have been recognised had the asset or disposal group not been classified as held for sale and;

(2) its recoverable amount at the date of the subsequent decision not to sell.

Balance Sheets

at 31 December 2005

	Notes	Group 2005 Rm	Group As restated under IFRS 2004 Rm	Company 2005 Rm	Company As restated under IFRS 2004 Rm
Assets					
Equipment	6	**309**	343	**245**	280
Owner-occupied properties	7	**907**	757	**882**	699
Investment properties	8	**11 104**	9 140	**11 055**	9 205
Intangible assets	9	**1 534**	331	**229**	249
Deferred acquisition costs	10	**298**		**189**	
Interests in subsidiary companies	11			**11 001**	5 122
Interests in joint ventures	12	**654**	608	**399**	402
Interests in associates	13	**3 937**	2 754	**3 761**	2 754
Reinsurance assets	14	**946**	493	**476**	483
Operating lease – accrued income	8	**849**	891	**837**	884
Financial instruments	15	**127 998**	89 469	**90 930**	73 232
Deferred taxation	24	**88**			
Disposal groups held for sale	43	**2 380**			
Prepayments, insurance and other receivables	16	**2 747**	3 161	**1 482**	2 223
Cash and cash equivalents	17	**12 313**	6 057	**7 608**	3 368
Total assets		**166 064**	114 004	**129 094**	98 901
Liabilities					
Policyholders' liabilities		**140 835**	97 993	**113 710**	90 295
Insurance contracts	18	**103 979**	65 972	**79 508**	58 557
Investment contracts	19	**36 856**	32 021	**34 202**	31 738
Financial liabilities		**2 235**	2	**2 034**	1
Financial liabilities at amortised cost	20	**2 200**		**2 000**	
Derivative financial instruments	4	**35**	2	**34**	1
Third party liabilities arising on consolidation of mutual funds	21	**4 877**	3 523		
Retirement benefit obligation	22	**219**	160	**196**	160
Deferred revenue	23	**68**		**61**	
Deferred taxation	24	**2 454**	1 232	**1 936**	1 173
Provisions	25	**158**	87	**139**	79
Operating lease – accrued expense	8	**260**	261	**260**	261
Disposal groups held for sale	43	**1 267**			
Insurance and other payables	26	**3 609**	2 049	**2 209**	1 540
Current taxation		**481**	170	**278**	116
Total liabilities		**156 463**	105 477	**120 823**	93 625
Equity					
Ordinary shareholders' interests	27	**9 434**	8 526	**8 271**	5 276
Share capital and share premium	28	**2 341**	2 273	**2 341**	2 273
Retained surplus		**7 919**	5 780	**6 719**	2 773
Other reserves		**(826)**	473	**(789)**	230
Minority interests		**167**	1		
Total equity		**9 601**	8 527	**8 271**	5 276
Total equity and liabilities		**166 064**	114 004	**129 094**	98 901

Income Statements

for the year ended 31 December 2005

	Notes	Group 2005 Rm	Group As restated under IFRS 2004 Rm	Company 2005 Rm	Company As restated under IFRS 2004 Rm
Revenue					
Insurance premium revenue		**19 229**	12 631	**13 916**	10 123
Reinsurance premiums		**(250)**	(225)	**(234)**	(209)
Net insurance premiums	30	**18 979**	12 406	**13 682**	9 914
Service fee income from investment contracts		**713**	700	**610**	694
Investment income	31	**7 113**	5 539	**8 203**	4 831
Investment gains	32	**24 558**	13 288	**19 437**	11 777
Management fees on assets under management		**453**	375		
Total revenue		**51 816**	32 308	**41 932**	27 216
Claims and policyholders' benefits under insurance contracts	33	**(14 795)**	(9 639)	**(9 750)**	(8 759)
Insurance claims recovered from reinsurers	33	**775**	234	**238**	226
Change in policyholder liabilities under insurance contracts		**(18 796)**	(9 710)	**(16 383)**	(7 992)
Transfer to life fund	18	**(18 958)**	(9 710)	**(16 376)**	(7 992)
Applicable to reinsurers		**162**		**(7)**	
Net insurance benefits and claims		**(32 816)**	(19 115)	**(25 895)**	(16 525)
Fair value adjustment to policyholders' liabilities under investment contracts	19	**(6 834)**	(4 666)	**(6 182)**	(4 689)
Fair value adjustment on third party mutual fund interests		**(1 354)**	(1 028)		
Acquisition costs associated with insurance and investment contracts		**(3 594)**	(1 920)	**(2 809)**	(1 581)
General marketing and administration expenses	34	**(3 612)**	(2 833)	**(2 247)**	(2 123)
Finance costs	36	**(81)**	(86)	**(54)**	(3)
Preference dividend in subsidiary		**(138)**	(102)		
Goodwill impairment	9	**(397)**			
Loss on sale of subsidiary	42	**(2)**			
Equity accounted earnings from joint ventures	12	**91**	73		
Profit before taxation		**3 079**	2 631	**4 745**	2 295
Taxation	37	**(1 623)**	(793)	**(1 238)**	(704)
Total earnings		**1 456**	1 838	**3 507**	1 591
Attributable to:					
Equity holders		**1 442**	1 838		
Minority interests		**14**			
		1 456	1 838		
Reconciliation of total earnings					
Headline earnings		**1 841**	1 250		
Insurance operations		**942**	841		
Shareholders' fund investments		**899**	409		
Non-headline earnings		**(399)**	588		
Realised investment gains on financial instruments designated as available-for-sale			599		
Capital gains taxation			(11)		
Goodwill impairment		**(397)**			
Loss on sale of subsidiary		**(2)**			
Total earnings attributable to equity holders		**1 442**	1 838		
		Cents	Cents		
Total earnings per share	38				
Basic earnings		**572,8**	675,9		
Fully diluted		**560,3**	667,1		

Statement of Changes in Group Shareholders' Funds

for the year ended 31 December 2005

Rm	Share capital and share premium	Equity component of redeemable bonds	Available-for-sale reserves	Other reserves [2]	Empowerment reserve	Share-based payments reserve	Retained surplus	Minority interests	Total
IFRS restated balance as at 1 January 2004	2 190	79	1 423	351		5	4 730	1	**8 779**
Total restated earnings							1 838		**1 838**
Unrealised investment gains/(losses) (including foreign translation)			396	(42)					**354**
Unrealised investment (gains)/losses recycled from reserves on disposal			(267)	18					**(249)**
Capital gains taxation attributable to investment gains			(162)						**(162)**
Ordinary dividends							(766)		**(766)**
2003 final dividend No. 76 of 116 cents							(319)		**(319)**
2004 interim dividend No. 77 of 162 cents							(447)		**(447)**
Repayment of redeemable bonds		(79)							**(79)**
Subscriptions for shares	83								**83**
Black economic empowerment transaction					(1 251)		(22)		**(1 273)**
Share-based payments						16			**16**
Owner-occupied properties				(18)					**(18)**
Capital gains and transfer taxation attributable to owner-occupied properties				4					**4**
Shareholders' funds at 31 December 2004	**2 273**	**-**	**1 390**	**313**	**(1 251)**	**21**	**5 780**	**1**	**8 527**
Redesignation of previously recognised financial instruments			(1 390)				1 359		**(31)**
Revenue recognition							41		**41**
Change in fair value due to reclassification of liabilities							(13)		**(13)**
Deferred taxation on above adjustments							1		**1**
IFRS restated balance as at 1 January 2005	**2 273**	**-**	**-**	**313**	**(1 251)**	**21**	**7 168**	**1**	**8 525**
Acquisition of CAHL								161	**161**
Total earnings							1 442	14	**1 456**
Ordinary dividends							(773)		**(773)**
2004 final dividend No 78 of 153 cents							(423)		**(423)**
2005 interim dividend No 79 of 126 cents							(350)		**(350)**
Subscription for shares	68								**68**
Black economic empowerment transaction							72		**72**
Share-based payments						45			**45**
Owner-occupied properties				138					**138**
Capital gains taxation – owner-occupied properties				(5)					**(5)**
Transfer taxation – owner-occupied properties				(39)					**(39)**
Transfer to retained surplus [4]				(27)			27		**-**
Reversal of fair value adjustment on CAHL existing shares							(17)		**(17)**
Treasury share adjustment				(25)					**(25)**
Foreign currency translation				4				(9)	**(5)**
Shareholders' funds at 31 December 2005	**2 341**	**-**	**-**	**359**	**(1 251)**	**66**	**7 919**	**167**	**9 601**
Shareholders' funds attributable to disposal groups held for sale									
Liberty Ermitage Jersey Limited							242		242
Prefsure Holdings Limited							30	166	196

[1] *The retained surplus, share-based payments, available-for-sale and other reserves are distributable in terms of the company's articles of association and will attract secondary tax on companies of 12,5% if distributed to shareholders. However, in terms of the Long-term Insurance Act, capital adequacy requirements must be maintained after any distribution.*

[2] *Other reserves comprise: foreign currency translation reserve (R15) million (2004: (R19) million) owner-occupied properties fair value adjustment R394 million (2004: R327 million), capital redemption reserve fund R5 million (2004: R5 million) and treasury shares reserves of (R25) million (2004: Nil).*

[3] *Represents the cost of preference shares acquired as part of the 2004 BEE share ownership transaction that do not meet the definition of a financial asset in terms of International Financial Reporting Standards.*

[4] *The transfer is the accumulated owner-occupied properties fair value adjustment relating to properties sold or transferred to investment properties.*

Statement of Changes in Company Shareholders' Funds

for the year ended 31 December 2005

Rm	Share capital and share premium	Revaluation and available for-sale reserves [1]	Other reserves [1][2]	Empowerment reserve [3]	Share-based payments reserve [1]	Retained surplus [1]	Total
IFRS restated balance as at 1 January 2004	2 190	1 070	321		5	1 970	**5 556**
Total restated earnings						1 591	**1 591**
Net unrealised investment gains on shareholders' assets recognised directly against equity		241					**241**
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity		(162)					**(162)**
Ordinary dividends						(766)	**(766)**
2003 final dividend No. 76 of 116 cents						(319)	**(319)**
2004 interim dividend No. 77 of 162 cents						(447)	**(447)**
Subscriptions for shares	83						**83**
Black economic empowerment transaction				(1 251)		(22)	**(1 273)**
Share-based payments					16		**16**
Owner-occupied properties			(14)				**(14)**
Capital gains and transfer taxation attributable to owner-occupied properties			4				**4**
Shareholders' funds at 31 December 2004	**2 273**	**1 149**	**311**	**(1 251)**	**21**	**2 773**	**5 276**
Redesignation of previously recognised financial instruments		(1 149)				1 118	**(31)**
Revenue recognition						41	**41**
Change in fair value due to reclassification of liabilities						(13)	**(13)**
Deferred taxation on above adjustments						1	**1**
IFRS restated balance as at 1 January 2005	**2 273**	**–**	**311**	**(1 251)**	**21**	**3 920**	**5 274**
Total earnings						3 507	**3 507**
Ordinary dividends						(773)	**(773)**
2004 final dividend No. 78 of 153 cents						(423)	**(423)**
2005 interim dividend No. 79 of 126 cents						(350)	**(350)**
Subscription for shares	68						**68**
Black economic empowerment transaction						72	**72**
Share-based payments					44		**44**
Reversal of fair value adjustment on CAHL existing shares						(17)	**(17)**
Owner-occupied properties			140				**140**
Capital gains taxation – owner-occupied properties			(5)				**(5)**
Transfer taxation relating to owner-occupied properties			(39)				**(39)**
Transfer to retained surplus [4]			(10)			10	**–**
Shareholders' funds at 31 December 2005	**2 341**	**–**	**397**	**(1 251)**	**65**	**6 719**	**8 271**

[1] *The retained surplus, share-based payments, available-for-sale and other reserves are distributable in terms of the company's articles of association and will attract secondary tax on companies of 12,5% if distributed to shareholders.*

[2] *Other reserves comprise owner-occupied properties fair value adjustment R392 million (2004: R306 million) and capital redemption reserve fund R5 million (2004: R5 million).*

[3] *Represents the cost of preference shares acquired as part of the 2004 BEE share ownership transaction that do not meet the definition of a financial asset in terms of International Financial Reporting Standards.*

[4] *The transfer is the accumulated owner-occupied properties fair value adjustment relating to properties sold or transferred to investment properties.*

Cash Flow Statements

for the year ended 31 December 2005

	Notes	Group 2005 Rm	Group As restated under IFRS 2004 Rm	Company 2005 Rm	Company As restated under IFRS 2004 Rm
Cash flows from operating activities		**7 748**	3 738	**9 693**	2 231
Cash generated from/(utilised for) operations	39	**3 269**	1 023	**3 676**	(152)
Cash receipts from policyholders		**27 541**	20 779	**21 827**	18 108
Cash paid to policyholders, intermediaries, suppliers and employees		**(24 272)**	(19 756)	**(18 151)**	(18 260)
Interest received		**3 771**	2 772	**2 480**	2 297
Interest paid		**(81)**	(86)	**(54)**	(3)
Dividends received		**2 093**	1 584	**4 648**	1 450
Dividends paid	40	**(803)**	(861)	**(701)**	(766)
Taxation paid	41	**(501)**	(694)	**(356)**	(595)
Cash flows from investing activities		**(4 867)**	(417)	**(7 521)**	(324)
Net (purchase)/proceeds on sale of investment and owner-occupied properties		**(840)**	306	**(1 038)**	301
Purchase of equipment		**(103)**	(136)	**(67)**	(113)
Purchase of intangible assets		**(96)**	(63)	**(40)**	(63)
Proceeds on sale of equipment		**8**	18	**2**	11
Net purchase of financial instruments		**(707)**	(1 196)	**(2 006)**	(1 140)
Net movement in loans with group companies				**(1 588)**	533
Acquisition of Capital Alliance Holdings Limited	42	**(3 047)**		**(3 047)**	
Acquisition of Wedelin Investments 1 (Pty) Limited	42	**(169)**		**(169)**	
Net movements in loans with joint venture companies		**15**	11	**3**	11
Net disposal of reinsurance asset and other investments		**74**	643		120
Disposal of Hightree Financial Services Limited	42	**(2)**			
Reduction of capital in subsidiaries				**429**	16
Cash flows from financing activities		**2 068**	(2 731)	**2 068**	(1 190)
Proceeds from issue of share capital		**68**	83	**68**	83
Black economic empowerment transaction payment			(1 273)		(1 273)
Issue of callable capital bonds		**2 000**		**2 000**	
Repayment of convertible bonds			(1 541)		
Net increase in cash and cash equivalents		**4 949**	590	**4 240**	717
Cash and cash equivalents at beginning of year		**6 057**	5 479	**3 368**	2 651
Cash acquired on acquisition of Capital Alliance Holdings Limited		**1 445**			
Disposal of Hightree Financial Services Limited		**(1)**			
Reclassified to disposal groups held for sale		**(137)**			
Foreign exchange movements on cash balances			(12)		
Cash and cash equivalents at end of year		**12 313**	6 057	**7 608**	3 368

1. Risk management framework and objectives

The board acknowledges its responsibility for establishing and communicating appropriate risk and control policies and ensuring that adequate risk management processes are in place.The group has a number of committees which deal with the various aspects on policies for accepting risks, including selection and approval or risks to be insured, use of limits and avoiding undue concentrations of risk; underwriting strategies to ensure the appropriate risk classification and premium levels etc. as detailed below:

Responsibility for risk management

A group risk management committee, being a committee of the Liberty Group Limited board, is in place to assist the board in discharging its risk management obligations.

The principal objectives of the group's risk management committee are to:

- Review the group's risk philosophy, strategy, policies and processes recommended by executive management;
- Review compliance with risk policies and with the overall risk profile of the group;
- Review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- Review the adequacy and effectiveness of the group's risk management function and its implementation by management;
- Ensure that material corporate risks have been identified, assessed and receive attention; and
- Provide the board with an assessment of the state of risk management within the group.

A significant part of Liberty Life's business involves the acceptance and management of risk. Primary responsibility for risk management at an operational level rests with the executive committee.The group's risk management processes, of which the systems of internal, financial and operating controls are an integral part, are designed to control and monitor risk throughout the group. For effectiveness, these processes rely on regular communication, sound judgement and a thorough knowledge of the products and markets by the people closest to them. Management and various specialist committees are tasked with integrating the management of risk into the day-to-day activities of the group.

In particular:

- **Group audit and actuarial committee**

  The group audit and actuarial committee's principal objectives (pertaining to risk) are as follows:

  - Act as an effective communication channel between the board on one hand and the external auditors and the head of internal audit on the other;
  - Satisfy the board that adequate internal, financial and operating controls are being identified, addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored through the group risk committee; and
  - Enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by Liberty Group Limited, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to the group's life insurance activities.

- **Capital management committee**

  The capital management committee is responsible for the management of the group's capital and investment thereof.

- **Asset/liability management committee**

  This committee focuses on the matching of assets and liabilities. It also oversees the high-level mix parameters for various products and portfolios and is tasked with agreeing benchmarks and mandates for performance of each investment portfolio in conjunction with the asset managers.

- **Product approval committee**

  The product approval committee meets monthly to assess whether all new products conform to Liberty Life's predetermined requirements and standards such as meeting policyholder needs, appropriate margins, investment backing, legal, underwriting, taxation considerations and, where appropriate, currency risks, as well as Liberty Life's administrative capabilities for managing these products.

1. Risk management framework and objectives (continued)

- **Underwriting committee**

  The underwriting committee reviews underwriting standards and claims experience as well as monitoring reinsurance retention limits and stop loss limits.

For further information on these committees, refer to pages 22 and 23 in the Corporate Governance section.

- **Prefsure Holdings Limited**

  Liberty Life has an effective 69,5% interest in its subsidiary Prefsure Holdings Limited (Prefsure) which is located and managed in Australia. Prefsure operates primarily as a specialist life insurer focussing on supplying a range of risk insurance solutions to group benefit schemes. The life insurance industry in Australia is regulated by the Australian Prudential Regulatory Authority (APRA) and life insurers have various statutes which are required to be complied with such as the Life Insurance Act, 1995; Insurance Contracts Act, 1984 and Financial Services Act, 2001. APRA monitors solvency within Australian life insurers and the Life Insurance Act, 1995 sets out minimum capital requirements. As at 31 December 2005, Prefsure has surplus assets of AUS$28 million over the capital adequacy requirement.

  Given its location and size relative to Liberty Life most of its risk management is performed within the subsidiary corporate structures in Australia. In this regard there is a board of directors who oversee compliance, audit and risk committees. Membership of these committees is largely drawn from non-executive directors. Prefsure has appointed external service providers to assist in risk management, in particular Deloitte have been appointed as internal auditors and KPMG Actuaries (Pty) Limited as appointed actuary. Recent compliance reports are satisfactory with no significant areas of concern.

  Liberty Life's corporate governance structures incorporate a review of Prefsure however given the separate regulatory regime and relative immateriality to Liberty Life, an analysis of Prefsure's insurance and financial risks is not included in note 3. As indicated elsewhere in the annual financial statement, Prefsure is currently held as a disposal group.

2. Financial instruments and risk management

Risks associated with policyholder investment contract liabilities (financial instruments as defined) are discussed in note 3 and have been excluded from the analysis below.

The group has appointed qualified asset managers to manage the group's financial instruments that support policyholder liabilities. In the case of Liberty Group Limited and Liberty Active Limited the principal asset manager is STANLIB while in the case of Capital Alliance Holdings Limited the principal asset manager is Investec. In addition, there are a number of smaller asset managers and the group's own management that assist in risk management, particularly surrounding offshore and shareholder assets.

Exposure to outside financial institutions concerning financial instruments is monitored in accordance with parameters which have been approved by the STANLIB Limited audit committee, the STANLIB Limited board as mandated by the board of the Liberty Group and Capital Alliance Holdings Limited (CAHL). Liberty Life places emphasis on investing in quality growth shares that reflect a reasonable value proposition. Identification and selection of quality growth shares is made through research and analysis. The group makes use of derivative instruments for the purpose of adjusting portfolio exposures and smoothing the investment cycle.

The financial risks to which the group is exposed are described below:

Market risk

Market risk includes currency risk, interest rate risk and equity price risk. From time to time derivative financial instruments are entered into to reduce this exposure to market risk (refer note 4).

2. Financial instruments and risk management (continued)

Market risk (continued)

(i) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in rands due to changes in foreign exchange rates.

The following financial instruments denominated in foreign currencies are included in the group balance sheet as at 31 December (the table below includes financial instruments owned by disposal groups held for sale):

Assets	British Pound		US Dollar		Euro		Japanese Yen		Australian Dollar [2]	Other
Rm	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	**2005**
Government, municipal and utility stocks	**15**		**93**		**1 085**				**16**	**13**
Debentures			**21**		**6**		**24**		**689**	
Listed shares	**134**	51	**9 612**	7 057	**554**	406	**196**	92	**22**	**123**
Unlisted shares		25	**43**	261		3			**158**	
Mutual funds	**544**	364	**1 477**	758	**690**	654	**178**	137		
Deposits and money market securities	**272**	264	**1 205**	613	**479**	459				**2**
Policy loans									**9**	
Net current assets/(liabilities)	**(47)**	(5)	**19**	17	**(1)**	(2)			**100**	
Total	**918**	699	**12 470**	8 706	**2 813**	1 520	**398**	229	**994**	**138**
Directly attributable to shareholders [1]	**255**	208	**191**	178	**14**	3				

Exchange rates	**2005**	2004	2003
R/£ closing rate	**11,57**	10,88	11,93
Average R/£	**10,95**	11,75	12,32
R/$(US) closing rate	**6,36**	5,64	6,63
Average R/$(US)	**6,36**	6,41	7,51
R/€ closing rate	**7,91**	7,67	8,41
Average R/€	**7,52**	7,98	8,49
R/Yen closing rate	**0,05**	0,06	0,06
Average R/Yen	**0,06**	0,06	0,06
R/Aus$ closing rate	**4,69**	[2]	[2]
Average R/Aus$	**4,91**	[2]	[2]

[1] *These amounts are in respect of assets specifically designated as shareholder assets. The remaining asset amounts are allocated to match policyholders' liabilities. Therefore shareholders are only exposed to the extent any asset movements would impact profit margins and management fees earned in respect of servicing policyholder contracts.*

[2] *Prior to the acquisition of CAHL no financial instruments were designated in Australian $.*

The group's offshore asset management subsidiaries, Liberty Ermitage Jersey Limited (Ermitage) and CAL Limited's current practice is to reduce material currency translation exposures by means of forward exchange contracts where future revenues, assets and matching liabilities are in different currencies.

2. Financial instruments and risk management (continued)

Market risk (continued)

(i) Currency risk (continued)

All forward exchange contracts are valued at fair value on the balance sheet with the resultant gain or loss included in the income statement.

Forward exchange contract summary 2005	**Foreign currency amount 'm**	**Settlement currency**	**Settlement value 'm**	**Average rate**	**Rand carrying value at 31 December Rm**	**Maturity dates**
Disposal group held for sale (Ermitage)						
Sell						
US dollars	**46,6**	**British pounds**	**25,7**	**1,81**	**(15)**	**Various between 13 January 2006 and 30 June 2006**
Euros	**0,6**	**British pounds**	**0,4**	**1,44**	**–**	**Various between 24 January 2006 and 30 June 2006**
Sub-total					**(15)**	
Designated as financial instruments						
Sell						
Australian dollars	**8,5**	**US dollars**	**6,3**	**1,36**	**–**	**Various between 1 January 2006 and 6 February 2006**
Euros	**3,4**	**Japanese yen**	**467,7**	**0,01**	**–**	
Euros	**11,0**	**British pounds**	**7,5**	**1,47**	**(1)**	
Euros	**3,9**	**Swedish krona**	**36,7**	**0,11**	**–**	
Euros	**9,8**	**US dollars**	**11,6**	**0,85**	**(1)**	
Japanese yen	**1 357,3**	**US dollars**	**11,5**	**118,00**	**(2)**	
British pounds	**4,4**	**Euros**	**6,5**	**0,68**	**1**	
British pounds	**1,0**	**Japanese yen**	**201,5**	**0,00**	**–**	
British pounds	**8,5**	**US dollars**	**14,6**	**0,58**	**–**	
Swedish krona	**12,3**	**Euros**	**1,3**	**9,41**	**–**	
US dollars	**27,9**	**Euros**	**23,7**	**1,18**	**2**	
US dollars	**18,3**	**Japanese yen**	**2 162,7**	**1,01**	**3**	
US dollars	**1,4**	**Norwegian krone**	**9,4**	**0,15**	**–**	
US dollars	**11,2**	**British pounds**	**6,5**	**1,73**	**–**	
Total					**(13)**	
2004						
Designated as financial instruments						
Sell						
US dollars	45,2	British pounds	25,5	1,77	15	Various between 14 January 2005 and 22 December 2005
Euros	0,3	British pounds	0,2	1,41	–	
Total					15	

2. Financial instruments and risk management (continued)

Market risk (continued)

(ii) Interest rate risk

Interest rate risk is the risk that the value and cash flow of a financial instrument will fluctuate due to changes in market interest rates.

The following investments and liabilities, which are held at fair value, will be directly impacted by changes in market interest rates:

Accounts receivable and accounts payable where settlement is expected within 90 days are not included in the analysis below, since the effect of interest rate risk on these balances is not considered material given the short-term duration of these underlying cash flows.

Note: this table includes financial instruments owned by disposal groups held for sale	**Carrying value Rm**	**Exposed to cash flow interest rate risk Rm**	**Exposed to fair value interest rate risk Rm**	**Effective interest rate [1] %**
2005				
Financial instrument investments				
Held at fair value				
Government, municipal and utility stocks	**20 431**	**3**	**20 428**	**7,12**
Debentures	**10 568**	**1 399**	**9 169**	**7,67**
Money market securities	**3 356**	**275**	**3 081**	**2,90**
Insurance policies	**887**	**166**	**721**	**6,80**
Preference shares with dividend yield indexed to interest rate	**1 387**	**1 387**		**7,06**
Preference shares with fixed rate	**331**	**85**	**246**	**6,23**
Cash and cash equivalents	**12 450**	**7 710**	**4 740**	**5,73**
Held-to-maturity and loans and receivables				
Mortgages and loans	**2 067** [3]	**253**	**1 814**	[4]
Total	**51 477**	**11 278**	**40 199**	
Directly attributable to shareholders [2]	**3 729**	**3 211**	**519**	
2004				
Financial instrument investments				
Held at fair value				
Government, municipal and utility stocks	13 328	3	13 325	7,67
Debentures	6 280	1 138	5 142	8,27
Mortgages and loans	264		264	9,10
Money market securities	2 118	552	1 566	3,20
Insurance policies	838	153	685	7,05
Preference shares with dividend yield indexed to interest rate	1 255	1 255		7,07
Preference shares with fixed rate	290	51	239	5,44
Cash and cash equivalents	6 057	4 219	1 838	5,73
Held-to-maturity and loans and receivables				
Mortgages and loans	399		399	[4]
Total	30 829	7 371	23 458	
Directly attributable to shareholders [2]	1 286	937	350	

[1] *Effective interest rate is the rate applicable at 31 December on a nacm basis averaged on a weighted basis with reference to carrying value.*

[2] *These amounts are in respect of assets specifically designated as shareholder assets. The remaining asset amounts are allocated to match policyholders' liabilities. Therefore shareholders are only exposed to the extent any asset movements would impact profit margins and management fees earned in respect of servicing policyholder contracts.*

[3] *Mortgages and loans included in the risk note includes a R39 million loan to Capital Alliance Finance (Proprietary) Limited. Refer note 12.*

[4] *These are mainly advances made to policyholders by cancellation of policyholders' value of units held. In effect these assets earn the same return as the unit portfolios in which they are invested.*

2. Financial instruments and risk management (continued)

(ii) Interest rate risk (continued)

The maturity profile of the financial instrument investments is as follows:

	2005 Carrying amount Rm	**2005 Contractual repricing [2] Rm**	2004 Carrying amount Rm	2004 Contractual repricing [2] Rm
Within one year	**12 930**	**478**	7 137	1 043
One to two years	**2 814**	**590**	1 428	321
Two to three years	**4 811**	**927**	1 533	471
Three to four years	**2 145**	**182**	4 423	808
Four to five years	**5 115**	**671**	1 657	186
More than five years	**21 581**	**54**	14 252	190
Variable	**2 081**		399	
Total	**51 477**	**2 902**	30 829	3 019

2005	**Carrying value Rm**	**Exposed to cash flow interest rate risk Rm**	**Exposed to fair value interest rate risk Rm**	**Effective interest rate [1] %**
Financial instrument liabilities				
Callable capital bond [3]	**2 054**		**2 054**	**8,77**
Redeemable non-participating preference shares	**206**	**206**		**7,45**

[1] Effective interest rate is the rate applicable at 31 December on a nacm basis averaged on a weighted basis with reference to the carrying value.

[2] The amounts represented are where there is a contractual repricing of the coupon interest rate prior to the maturing date.

[3] Contractually repriced on 12 September 2012, at which date it is callable by Liberty Group Limited, and payable on 12 September 2017.

(iii) Equity price risk

Equity price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Investments in all equities, certain derivatives, insurance policies and mutual funds are valued at fair value and are therefore susceptible to market fluctuations. The group makes use of futures, options, other derivatives and hedge funds in order to reduce market risk in the equity portfolios.

Of the total investments subject to equity price risk being R96 226 million (2004: R69 834 million), R2 534 (2004: R3 842 million) are designated shareholder specific assets not linked to policyholders' liabilities and therefore shareholders carry the full risk. Designated shareholder specific assets are managed by the group's capital management committee where price concentration and other risks are continuously evaluated.

The remaining investments are allocated to match policyholder liabilities. Investments that do not exactly match the policyholder liability determination and those that support unearned margins expose shareholders to further price risk. This is expanded upon in note 3.

Refer to note 15 in respect of financial instruments for split regarding the mix of investments in listed equities, as well as exposure to various business sectors.

2. Financial instruments and risk management (continued)

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the group to incur a financial loss.

Scrip lending counterparties are restricted to appropriately accredited institutions. During 2005 the highest level of equity scrip lending activity at any one time amounted to R2 380 million (2004: R575 million) and at 31 December 2005 R2 157 million (2004: Nil). Scrip lending activities have resulted in R2 million (2004: R1 million) in scrip lending fees attributable to Liberty Group Limited. Fees earned are split 10% to STANLIB and 90% to Liberty Group Limited.

With regard to credit risk contained in insurance and other receivables (including receivables within disposal groups held for sale), the exposure is limited to R3 115 million (2004: R2 016 million), comprising balances with policyholders, agents, brokers and intermediaries and debtors arising from investment sales.

The majority of policyholders' debts of R1 446 million (2004: R529 million) are recoverable through offset against their respective liabilities. The remaining exposure is insignificant.

Agents, brokers and intermediaries totalling R183 million (2004: R103 million) are subject to a comprehensive relationship management programme, including credit assessment. Exposure to any single agent, broker or intermediary is insignificant (less than R3 million, (2004: R4 million)). The wide-spread nature of the individual amounts combined with the relationship programme reduces the credit risk.

Debt collection procedures are rigorously carried out on defaulters. Industry supported default lists help to prevent rogue agents, brokers and intermediaries from conducting business with Liberty Life. Full provision is made for non-recoverability as soon as management is uncertain as to the recovery.

Investment sale debtors are protected by the security of the underlying investment not being transferred to the purchaser prior to payment. Established broker relationships and protection afforded through the rules and directives of the JSE Limited further reduces credit risk.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions with minimum credit ratings of "A" determined by reputable credit rating agencies, unless specifically authorised by the appropriate investment committee. Cash transactions are mainly entered into with the group's holding company, Standard Bank Group Limited and its subsidiaries. The group has policies that limit the amount of the credit exposure to any one financial institution.

The group is exposed to tenant default and unlet space within its investment property portfolio of R11 104 million (2004: R9 140 million). This exposure risk is mainly attributable to the matching policyholder liability and the shareholder exposure is limited to management fees and profit margins. The managed diversity of the property portfolio and the existence of multi-tenanted buildings significantly reduces the exposure to this credit risk. The proportionate value of unlet space at 31 December 2005 is R82 million (2004: R47 million).

If policyholders cease to pay their premiums, as contractually required, any insurance risk would lapse and any investment product would be subject to charges in order to recover outstanding costs (refer note 3).

Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Insurance companies are registered financial institutions and are required to hold minimum capital to *inter alia* reduce policyholder exposure to the entity's liquidity risk. The Financial Services Board is the regulatory authority that regularly reviews compliance with these minimum capital requirements. The statutory actuary and management continually manage and monitor liquidity and capital requirements – refer notes 1 and 3 for further detail.

The Financial Services Board's approval of the group issuance of subordinated debt (callable capital bonds) included a requirement to hold liquid assets equal to at least the amount of the outstanding debt.

Refer to the directors' report for the company's borrowing powers.

Legal risk

Legal risk is the risk that the group will be exposed to contractual obligations which have not been provided for.

The group has a policy of ensuring all contractual obligations are documented and appropriately evidenced to agreements with the relevant parties to the contract.

During the development stage of any new product and for any corporate transactions the legal resources of the group, and if required external resources, monitor the drafting of the contract document to ensure that rights and obligations of all parties are clearly set out. All significant contracted claims are reviewed by independent legal resources and amounts are immediately provided for if there is consensus as to any possible group exposure. At 31 December 2005, the directors are not aware of any significant obligation not provided for.

2. Financial instruments and risk management (continued)

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The initiation of all transactions and their administration is conducted on the foundation of segregation of duties that has been designed to ensure materially the completeness, accuracy and validity of all transactions. These controls are augmented by management and executive review of control accounts and systems, electronic and manual checks and controls, back-up facilities and contingency planning. The internal control systems and procedures are also subjected to regular internal audit reviews.

Taxation risk

Taxation risk is the risk that the group will incur a financial loss due to an incorrect interpretation and application of taxation legislation or due to the impact of new taxation legislation on existing structures.

During the development stage of any new product and prior to any corporate transactions the taxation resources of the group, and if required external resources, identify and advise on any material potential taxation impact thereof.

Proposed new taxation legislation is researched fully by the legal and taxation resources to identify any potential impact to the group and where appropriate representation is made to the relevant government minister, including lobby groups to assist in ensuring the fairness of new taxation legislation.

Taxation risk is further mitigated through policy terms and conditions, which enable the risk to be passed back to policyholders. This is the case on all classes of business other than non-participating annuity business.

Regulatory risk

Regulatory risk is the risk arising from a change in regulations pertaining to the business of the group. In order to manage this risk, the group is an active participant in industry bodies, such as the Life Offices Association, that engage in discussions with policy makers and regulators.

Fair value of financial instruments

The group's financial instruments mainly consist of instruments held at fair value through profit and loss.

The methods for recognition and measurement of financial instruments are disclosed in the group's accounting policies.

Financial instruments not held at fair value are summarised below, with their respective fair values at 31 December:

	2005 Carrying value Rm	**2005 Fair value Rm**	2004 Carrying value Rm	2004 Fair value Rm
Financial assets				
Held-to-maturity investments within joint ventures	**473**	**523**	468	493
Mortgages and loans	**2 067** [1]	**2 083**	399	408
Financial liabilities				
Callable capital bond	**2 054**	**2 125**		
Redeemable non-participating preference shares	**206**	**206**		

The fair values have been calculated and measured consistently with methods described in the accounting policies for assets held at fair value through profit or loss.

[1] Mortgages and loans included in the risk note includes a R39 million loan to Capital Alliance Finance (Proprietary) Limited. Refer note 12.

3. Management of insurance and financial risk on contractual obligations to policyholders

Liberty Life issues contracts that transfer insurance risk and/or financial risk to the group. This note summarises Liberty Life's objectives in managing market, insurance, credit and liquidity risks arising from contractual obligations to policyholders and its policies for mitigating those risks. Other risks are discussed in note 2.

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management

3.1 The Capital Adequacy Requirement (CAR) as part of the risk management framework

The group is required to demonstrate solvency to the Registrar of Long-term Insurance, in accordance with the Long-term Insurance Act (1998) as amended. This requires the group to demonstrate that it has sufficient assets to meet its liabilities and CAR. Statutory returns are submitted to the Registrar quarterly, and valuations performed half-yearly.

The CAR is intended to approximate a risk based capital measure and gives guidance to the board concerning acceptable minimum group capital requirements. The CAR is calculated in accordance with PGN 104, as the greater of the Termination Capital Adequacy Requirement (TCAR) and the Ordinary Capital Adequacy Requirement (OCAR). The TCAR examines a highly selective scenario in which all policies, where the surrender value is greater than the policy liability, terminate immediately. The OCAR is calculated based on a number of stress tests, which together with compulsory margins are intended to provide approximately a 95% confidence level that the insurer will be able to meet all its obligations. It explicitly includes stress tests for the following risks:

- Financial risk arising from mismatches between assets and liabilities, including specific provision for mismatches between assets backing liabilities in respect of embedded derivatives and the liabilities themselves;
- Changes in lapse and withdrawal experience;
- Fluctuations in experience for mortality, morbidity and expenses; and
- The risk that assumptions for mortality, morbidity, are not accurate estimates.

Statutory capital adequacy requirements were covered 2,0 times at 31 December 2005 (2004: 2,5 times).

Risk categories, and risks within categories, are discussed in approximately decreasing order of importance based on the group's assessment of these risks after taking risk management procedures and mitigating factors into account. This ordering is broadly consistent with the contribution each risk makes to OCAR.

3.2 Market risk

The group is exposed to market risk through its financial assets, financial liabilities (investment contracts and borrowings), insurance liabilities, and in particular the risk that the proceeds from its financial assets are not sufficient to fund the obligations arising from its insurance and investment contracts. The most important components of this risk are interest rate risk, market price risk and currency risk. These risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements.

The group manages these positions within an asset liability management (ALM) framework that aims to match assets to the liabilities arising from insurance and investment contracts by currency, nature and term. For each distinct category of liabilities in terms of the ALM framework, a separate asset profile is maintained. For most categories of business, the ALM framework determines an asset class allocation. In certain classes, non-participating annuities and guaranteed capital bonds in particular, the specific timing of cash flows is considered to determine the selection of assets within classes.

The following table provides a more detailed breakdown of policyholders' liabilities to contextualise the discussion that follows:

	Liabilities as at 31 December 2005 Rm	**Proportion of total policyholders' liabilities %**
Individual non-participating business:	**17 400**	**12**
– non-participating annuities	**14 363**	**10**
– guaranteed capital bonds	**3 860**	**3**
– other	**(823)**	**(1)**
Individual participating business:	**94 504**	**67**
– business with DPF	**13 636**	**10**
– unit linked	**80 326**	**57**
– other	**542**	
Group risk	**2 451**	**2**
Group non-risk	**27 249**	**19**
– business with DPF	**5 096**	**3**
– other	**22 153**	**16**
Total	**141 604** [1]	**100**

[1] *Policyholders' liabilities are stated prior to the deferred taxation applicable to fair value adjustments on investment properties.*

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.2 Market risk (continued)

3.2.1 Interest rate and market price risk

These risks have very different impacts on the various categories of business used in the group's ALM framework. Interest rate and market price risk have been discussed together since they interact on certain types of liabilities.

(a) *Guaranteed maturity values*

Embedded derivatives in the form of guaranteed maturity values are attached to a significant portion of unit linked business. Liabilities arising from these embedded derivatives are valued in accordance with valuation techniques described in PGN 110. Movements in the liabilities held in respect of embedded derivatives give insight into the importance of this risk.

These liabilities are essentially put options on the underlying unit linked liabilities and as such are sensitive to movements in interest rates and equity prices. The group constantly monitors the exposure and is investigating economically efficient ways in which this interest rate and market price risk exposure could be more closely hedged than it is at present.

(b) *Guaranteed annuity options*

Guaranteed annuity options (GAOs) give the policyholder the option to convert the maturity proceeds of a retirement annuity into an annuity at a pre-defined rate. GAOs are no longer sold on new business. As in the case of guaranteed maturity values, liabilities arising from these embedded derivatives are valued in accordance with valuation techniques described in PGN 110. Movements in the liabilities held in respect of embedded derivatives give insight into the importance of this risk.

GAOs expose the group to interest rate risk. Falling interest rates increase the value of GAOs significantly. In addition, since the GAO applies to the full proceeds of the underlying policy, which is typically an equity based investment, they give rise to a market price risk – increasing equity prices generally increase the value of GAO liabilities. To some extent the upside market price risk exposure on GAOs can be offset against the downside market price risk exposure on guaranteed maturity values.

The group constantly monitors the exposure and is investigating economically efficient ways in which interest rate and market price risk exposure on GAOs could be more closely hedged.

(c) *Unit linked business*

For unit linked contracts, the group holds the assets on which the unit prices are based. As a result, there is no mismatch. For purposes of this matching exercise gross unit liabilities are however reduced by the present value of future expenses and risk claims less the present value of future charges. Some interest rate, market price and currency risk is consequently retained on this business to the extent that the present value of future expenses and risk claims less future charges does not move in line with gross unit liabilities. From past experience, this mismatch is not significant.

Management fees charged on this business are determined as a percentage of the fair value of the underlying assets held in the linked funds, which are subject to interest rate and market price risk. As a result the management fees are volatile, although always positive.

On a portion of business in this category, policyholders are entitled to only 90% of both the upside and downside returns achieved on the underlying assets. This leaves shareholders' earnings with exposure to the remaining 10% thereby introducing earnings volatility due to the exposure to market price movements.

Within this category of business there are insurance contracts with minimum guaranteed death benefits and universal life type contracts in terms of which the sum at risk depends on the fair value of the underlying investments. These contract features mean that fluctuations in market prices affect the group's exposure to mortality risk.

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.2 Market risk (continued)

3.2.1 Interest rate and equity price risk (continued)

(d) *Non-participating annuities*

Non-participating annuities have benefit payments that are fixed and guaranteed at inception of the contract (although a small proportion of the business provides inflation related increases on annuities in payment). These liabilities are backed largely by fixed income securities, with other assets held only to support the longest dated cashflows arising from a portion of these liabilities. The group's primary financial risk on these contracts is the risk that interest income and capital redemptions from the financial assets backing the liabilities is insufficient to fund the guaranteed benefits payable.

The group monitors interest rate risk on this business by comparing the modified duration and convexity of the investment portfolio and the liabilities issued. The modified duration of the liabilities is determined by projecting expected cash flows from the contracts using best estimates of future mortality. The modified duration is an indicator of the sensitivity of the assets and liabilities to changes in the level of interest rates. The convexity is an indicator of the relative sensitivity of the assets and liabilities to changes in the shape of the yield curve, which represents the term structure of interest rates. The portfolio mandate requires that the difference between the modified duration of the asset and liabilities is never more than one year.

For a large proportion of the business, sensitivity to changes in the shape of the yield curve is also monitored and managed.

The profile of cashflows arising from these annuities is as follows:

	Cashflows arising under annuities classified as insurance business Rm	Cashflows arising under annuities classified as investment business Rm	Total cashflows arising on non-participating annuities Rm
Within 1 year	**1 158**	**432**	**1 590**
2 – 5 years	**4 490**	**701**	**5 191**
6 – 10 years	**5 391**	**25**	**5 416**
11 – 15 years	**5 027**	**9**	**5 036**
Over 15 years	**17 394**	**2**	**17 396**
Total	**33 460**	**1 169**	**34 629**

(e) *Long-term insurance contracts with discretionary participating features (DPF)*

The group has a number of books of long-term insurance contracts with DPF's most of which have been acquired from other insurers. Each book of business is backed by a distinct asset profile, often as a result of conditions included in the Scheme of Transfer in terms of which the business was acquired. The assets backing these liabilities are generally segregated from the group's other assets to ensure that the assets are used exclusively to provide benefits for the relevant policyholders.

Bonuses are declared on this business taking a number of factors into account, including: the previous bonus rates declared, policyholders' reasonable expectations, expenses, actual investment returns on the underlying assets, expectations of future investment returns and the extent to which the value of assets exceeds the value of guaranteed benefits allowing for future bonuses at the most recently declared rates amongst other factors. Once declared, a portion of the bonus, depending on the operation of the specific class of business in accordance with the terms and conditions of the contract, forms part of the guaranteed benefits.

The group recognises the full value of the backing assets as a liability. The group however only bears interest rate risk in relation to the guaranteed benefits under these contracts, and not in respect of the DPF component of the liability. Furthermore the group is only exposed to equity price risk on this business to the extent that equities are held to back the guaranteed portion of the liability. As at 31 December 2005 the value of assets backing this business comfortably exceeded the liability in respect of guaranteed benefits.

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.2 Market risk (continued)

3.2.1 Interest rate and equity price risk (continued)

(f) Guaranteed capital bonds and structured products

Guaranteed capital bonds have benefit payments that are fixed and guaranteed at inception of the contract. The ALM framework dictates that assets are selected to provide a cash-flow match to these liabilities. There is consequently no exposure to interest rate risk or equity price risk on these products.

Structured products provide a guaranteed minimum maturity benefit together with pre-defined market related upside. The ALM framework dictates that these obligations are matched exactly. This is done by holding a zero coupon bond to match the guaranteed minimum maturity benefit and an equity option to provide the required market related upside exposure. There is consequently no interest rate or equity price risk on these products.

On this business the risk of a change in tax laws is mitigated through policy terms and conditions which enable this risk to be passed back to the policyholder.

(g) Investment business

Discussion of interest rate and equity price risk arising from contracts classified as investment business is provided in the paragraphs above. For purposes of clarity and completeness a brief description of interest rate and equity price risk arising on contracts classified as investment business is provided again here.

The majority of business classified as investment business is unit-linked in nature, including group investment contracts, linked life annuities and matured endowment policies. As described in (c) above, the group holds the assets on which the unit prices are based. There is therefore no interest rate or equity price risk on this business.

Similarly, structured products and guaranteed capital bonds classified as investment business are also backed by exactly the assets required to provide the benefits promised, as discussed in (f) above. There is consequently no interest rate or equity price risk on this business.

Annuities certain with fixed terms account for the balance of investment business. As described in (d) above annuities are matched by interest bearing assets of the appropriate duration. This does not constitute an exact cashflow match, so there is some residual interest rate risk on this business.

3.2.2 Currency risk

Offshore assets are held in policyholder assets to match the corresponding liabilities. As a result of this, the group is exposed to currency risk through maturity guarantees issued on contracts invested in offshore portfolios. Maturity guarantees are no longer offered on new business invested in offshore portfolios. The rand denominated value of management fees derived from these contracts is also subject to currency risk. Strengthening of the rand against the offshore currencies reduces the value of management fees and increases the liability in respect of embedded derivatives on this business.

3.3 Insurance risk

Insurance risk is the risk that future claims and expenses will exceed the value placed on insurance liabilities. It occurs due to the uncertainty of the timing and amount of future cashflows arising under insurance contracts. The timing is specifically influenced by future mortality, morbidity, and withdrawal rates about which assumptions are made in order to place a value on the liabilities. Deviations from assumptions will result in actual cashflows different from those projected in liability calculations. As such, each assumption represents a source of uncertainty.

The larger the portfolio of uncorrelated insurance risks, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio of risks is less likely to be affected across the board by a change in any subset of the risks.

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.3 Insurance risk (continued)

3.3.1 Policyholder behaviour risk

Policyholders have the option to discontinue or reduce contributions or withdraw benefits prior to expiry of the contract term. As a result policyholder behaviour contributes to insurance risk.

The main risk posed by this behaviour is the risk that expenses and commissions incurred early in the term of the contract, but priced to be recovered by means of ongoing charges over a longer period, are not recovered prior to the decision by the policyholder to cease or reduce contributions.

On contracts where a withdrawal benefit is payable, this risk is mitigated by conditions built into policy contracts which enable the group to recoup these unrecovered expenses by means of a lump sum charge. However, the Pension Funds Adjudicator has recently challenged the practice of levying charges of this sort on retirement annuity contracts, by issuing a number of determinations against life insurers, including Liberty Life. This is symptomatic of growing consumer dissatisfaction with this practice. Charges of this sort have been limited in terms of an industry agreement with National Treasury. This will increase the group's exposure to the risks associated with policyholder behaviour.

In addition, commission clawback provisions, included in contracts with intermediaries, enable the group to mitigate some of the risk of early termination.

3.3.2 Mortality and morbidity risk

Procedures to control and manage the underwriting risks at a group level are in operation, of which the more significant are as follows:

The statutory actuary reports annually on the actuarial soundness of the premium rates in use and the profitability of the business taking into consideration the reasonable benefit expectation of policyholders. All new premium rates are approved and authorised by the statutory actuary prior to being issued. New products and premium rates are also reviewed by the product approval committee.

Catastrophe reinsurance is in place for single event disasters leading to claims amounting to more than R25 million. Liberty Life can claim the excess over R25 million up to a limit of R230 million in respect of a single event (R115 million where the claims result from war, riot or terrorist related activities). In addition Liberty Life may not claim more than R460 million (R230 million where the claims result from war, riot or terrorist related activities) in a treaty year. Capital Alliance also has a catastrophe reinsurance treaty in place which enables it to claim up to R250 million in excess of R50 million in respect of a single event.

Assumptions are made concerning the expected deaths and disabilities (including dread disease claims) that will occur in each future time period. The risk posed by deviations from the assumptions depends on the type of business. The significant classes of business most affected by mortality and morbidity risk are discussed below.

(a) Life annuity business

In terms of life annuity business, the life insurer undertakes to pay a series of future payments contingent on the policyholder's survival. The most significant insurance risk on these liabilities is continued medical advances and improvement in social conditions that will lead to increases in longevity. Annuitant mortality assumptions include allowance for future mortality improvements. The CAR also includes an allowance for changes in mortality experience.

Claims on disability income business also gives rise to life annuities. A proportion of both group and individual disability income business is reinsured on a proportionate quota share basis, so a proportion of all annuities arising from disability income claims are reinsured. No additional reinsurance is purchased in respect of life annuity business.

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.3 Insurance risk (continued)

3.3.2 Mortality and morbidity risk (continued)

(a) Life annuity business (continued)

Undue concentration of life annuities in payment would leave cashflows and consequently, liabilities heavily exposed to the mortality experience of a few lives. The profile of annuity amounts payable per life in respect of non-participating life annuities, is as follows:

Annuity amount per annum (R)	Number of life annuities in payment	Annual annuity amount exposure (Rm)
0 – 240 000	**90 576**	**1 185**
240 000 – 480 000	**171**	**54**
480 000 – 720 000	**16**	**9**
720 000 and above	**7**	**6**
Total	**90 770**	**1 254**

(b) Group mortality and morbidity business

The most significant factors that could increase the frequency of mortality claims are epidemics, such as AIDS and Asian bird flu, or lifestyle changes such as eating, drinking and exercise habits, resulting in earlier or more claims than expected. Morbidity claims experience would not only be affected by the factors mentioned above, but because disability is defined in terms of the ability to perform an occupation it could also be affected by economic conditions.

Group scheme pricing is based on past scheme experience, industry class and average income amongst other factors. The group monitors exposure per industry class in order to maintain a diversified portfolio of risks and manage concentration exposure to a particular industry class.

The following table provides the split by industry class of annual premium income received on group risk business in 2005:

Industry class	Percentage
Administrative/professional	**21**
Retail	**22**
Light manufacturing	**32**
Heavy manufacturing	**15**
Heavy industrial and other high risk	**10**
Total	**100**

Free cover limits are set for individual schemes based on the size of the scheme and the distribution of sums assured. Larger sums assured in excess of the free cover limit are medically underwritten. As a result, very few lives are tested for HIV. However, policy terms and conditions provide for an annual review of premium rates, so premiums can be updated to keep pace with emerging claims experience. The annual premium reviews take into account the expected worsening of mortality and morbidity experience as a result of AIDS and other factors from one year to the next.

Large individual risks on group schemes are reinsured on a surplus risk premium basis.

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.3 Insurance risk (continued)

3.3.2 Mortality and morbidity risk (continued)

(c) Individual assurance business

Charges for mortality and morbidity risk on unit-linked universal life business can be altered in accordance with the terms and conditions, thereby reducing the risk exposure. However, delays in implementing increases in charges and market or regulatory restraints over the extent of the increases may reduce its mitigating effect. Furthermore charges can only be increased to the extent that they can be supported by gross premiums, although this is not an issue on contracts where gross premiums can be reviewed.

Premiums on the majority of unit linked risk business and the new non-participating Lifestyle Protector product, can be reviewed on expiry of a guarantee period which varies by policy type or age of the policyholder at inception. This gives the group the ability to mitigate against long-term changes in mortality and morbidity.

The product approval committee considers the risk associated with future premium updates. In general updates follow the terms and conditions of the original contract, as described above, thereby giving the group the ability to mitigate against this risk.

In order to eliminate cross-subsidies in the pricing basis, premiums are differentiated by gender, smoker status, and proxies to socio-economic class. Historic experience has shown that these factors are significant determinants of mortality and morbidity experience.

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where the applications for risk cover exceed set limits depending on the risk classification of the applicants.

The group analyses the progression of claims experience on a monthly basis. Given experience to date, the composition of the business written and the ability the group has to alter risk premiums in accordance with policy terms and conditions, deterioration in mortality and morbidity due to HIV and AIDS is currently considered to be a relatively small risk. Despite this, the group holds special AIDS provisions, calculated in accordance with PGN 102 and PGN 105. These provisions are held to provide for deterioration in mortality experience as a result of assured lives becoming HIV infected after inception of the contract.

The health condition and family medical history of applicants are assessed at inception of new contracts as part of the underwriting process and premiums and terms and conditions varied accordingly. Special risks, such as hazardous pursuits and unusual medical conditions, are also assessed at underwriting stage. In addition, financial underwriting is used where necessary to determine insurable interest.

For Liberty Life business, mortality and morbidity benefits in excess of R7,5 million (2004: R6,3 million) are reinsured under an original terms surplus reinsurance arrangement. This retention limit is reviewed annually to keep pace with inflation and the group's risk tolerance based on the results of a stochastic analysis of the inherent statistical risk. Business written in the past was reinsured at lower retention levels, which are fixed for the life of the contract. Special risks are reinsured at lower levels on a case-by-case basis. Reinsurance attaching at lower retention levels is in place on the Capital Alliance and Liberty Active portfolios.

The underwriting committee determines underwriting guidelines concerning authority limits and procedures to be followed.

The following table provides a summary of the profile of amounts at risk per life in terms of mortality benefits before and after reinsurance (excluding Liberty Active):

	Before reinsurance		After reinsurance	
Retained sum at risk (R)	**Rm**	**%**	**Rm**	**%**
0 – 1 499 999	**230 967**	**56**	**187 538**	**55**
1 500 000 – 2 999 999	**77 914**	**19**	**71 865**	**21**
3 000 000 – 7 499 999	**99 591**	**24**	**79 469**	**23**
7 500 000 and above	**3 758**	**1**	**2 731**	**1**
Total	**412 230**	**100**	**341 603**	**100**

3. Management of insurance and financial risk on contractual obligations to policyholders (continued)

Responsibility for risk management (continued)

3.4 Credit risk

Provisions of the Long-Term Insurance Act 1998 have the effect of limiting exposure to individual issuers due to the inadmissibility of assets for regulatory purposes if specified limits are breached.

In addition, each policyholder portfolio has specific mandates which include guidelines concerning the credit rating of issuers. Compliance with mandates is monitored by the asset managers in accordance with guidelines established by the asset liability management committee. Furthermore the statutory actuary would need to be satisfied with the credit risk of counterparties.

Credit ratings of reinsurers are taken into account in reinsurance placement decisions. Credit exposure to reinsurers is also limited through the use of a number of reinsurers.

Refer to note 2 for additional information on credit risk.

3.5 Liquidity risk

Net cashflows are closely monitored. Over the last few years the Liberty group has experienced positive net cashflows. In addition, the group has significant credit lines over and above the liquid assets held to meet cash demands. Liquidity requirements and cash resources are reviewed on a monthly basis by the capital management committee.

Since the majority of the business is unit linked (or market related), liquidity risk arising as a result of changes in lapse and withdrawal experience is limited through policy terms and conditions that restrict claims to the value at which assets are realised. In the case of property-backed contracts, it is not possible to realise the assets as claim payments arise due to the "lumpiness" and illiquidity of the assets. For this reason property exposures are afforded specific attention by the capital management committee. The risk arising out of the property-backed business is mitigated through the maintenance of a portfolio of high quality properties that the group believes will be easier to dispose of if required. In addition, excess property exposure can be managed in the short term by increasing the property exposure on balanced mandate funds.

3.6 Embedded derivatives not valued at fair value

Guaranteed maturity values, guaranteed annuity options and a return of contributions on death are features of insurance contracts written by the group. They are valued in accordance with PGN 110.

The guaranteed values underlying long-term insurance business with DPF, where there are constraints on the investment of underlying assets, are also embedded derivatives. The time value of these instruments is not valued explicitly. The liabilities held in respect of these contracts are however far in excess of the guaranteed value because they include an allowance for future bonuses at the most recently declared rate in addition to the bonus stabilisation provision.

4. Derivative financial instruments

The company and the group are parties to derivative financial instruments. These instruments are used to limit or reduce risk, and comprise futures, options, swaps and forward exchange contracts.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange, SAFEX) or negotiated over-the-counter (OTC) as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed International Swap and Derivative Agreements with each counterparty.

	Group		**Company**	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Equity contracts	**113**	156	**(18)**	65
Forward exchange contracts	**(13)**	15		
Reclassified as disposal groups held for sale	**15**			
Total derivative financial instruments	**115**	171	**(18)**	65
Disclosed as:				
Assets included in financial instruments (refer note 15)	**150**	173	**16**	66
Liabilities	**(35)**	(2)	**(34)**	(1)
Total	**115**	171	**(18)**	65

4. Derivative financial instruments (continued)

4.1 Equity contracts summary

Group	Policyholders' equity contracts		Shareholders' equity contracts		Total equity contracts	
	Bought Rm	**Sold Rm**	**Bought Rm**	**Sold Rm**	**Bought Rm**	**Sold Rm**
Open derivative positions at 31 December are:						
2005						
Notional or underlying principal amount by term to maturity [1]						
Exchange traded						
Less than 1 year	**13**	**(431)**			**13**	**(431)**
1 to 5 years						
Over the counter						
Less than 1 year	**155**	**(272)**			**155**	**(272)**
1 to 5 years	**170**	**(108)**			**170**	**(108)**
Total	**338**	**(811)**			**338**	**(811)**
Fair value	**148**	**(35)**			**148**	**(35)**
Maximum credit risk [2]	**148**				**148**	
2004						
Notional or underlying principal amount by term to maturity [1]						
Exchange traded						
Less than 1 year		(255)		(11)		(266)
1 to 5 years	33				33	
Over the counter						
Less than 1 year	292	(273)	724	(113)	1 016	(386)
1 to 5 years	260	(218)			260	(218)
Total	585	(746)	724	(124)	1 309	(870)
Fair value	123	(2)	35		158	(2)
Maximum credit risk [2]	123		35		158	

[1] *Notional or underlying principal amount reflects the volume of the group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

[2] *Maximum credit risk represents the cost of replacing, at current fair values, all contracts which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

4. Derivative financial instruments (continued)

4.1 Equity contracts summary (continued)

Company	**Policyholders' equity contracts**		**Shareholders' equity contracts**		**Total equity contracts**	
	Bought Rm	**Sold Rm**	**Bought Rm**	**Sold Rm**	**Bought Rm**	**Sold Rm**
Open derivative positions at 31 December are:						
2005						
Notional or underlying principal amount by term to maturity [1]						
Exchange traded						
Less than 1 year	**11**	**(299)**			**11**	**(299)**
1 to 5 years						
Over the counter						
Less than 1 year	**155**	**(271)**			**155**	**(271)**
1 to 5 years	**18**	**(69)**			**18**	**(69)**
Total	**184**	**(639)**			**184**	**(639)**
Fair value	**16**	**(34)**			**16**	**(34)**
Maximum credit risk [2]	**16**				**16**	
2004						
Notional or underlying principal amount by term to maturity [1]						
Exchange traded						
Less than 1 year		(255)		(11)		(266)
1 to 5 years	33				33	
Over the counter						
Less than 1 year	292	(273)	724	(113)	1 016	(386)
1 to 5 years	260	(218)			260	(218)
Total	585	(746)	724	(124)	1 309	(870)
Fair value	31	(1)	35		66	(1)
Maximum credit risk [2]	31		35		66	

[1] *Notional or underlying principal amount reflects the volume of the group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

[2] *Maximum credit risk represents the cost of replacing, at current fair values, all contracts which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

4.2 Forward exchange contracts

Refer to note 2(i) for full details of the group's forward exchange contracts in existence at 31 December.

5. Segment information

(a) Primary reporting segment – business segments

At 31 December 2005, the principal business of the group is the provision of long-term insurance and investments, which is managed using the following segments:

Group

Group benefits administer packaged solutions to the retirement funding and insured benefit needs of mostly small-to-medium sized companies although it does include larger corporate funds.

(1) Group – Risk

Any scheme benefit where the claim proceeds payable under the benefit are not in any way linked to the performance of any asset.

(2) Group – Non-risk

Any scheme benefit where the claim proceeds payable under the benefit are in some way dependent on the performance of applicable investment assets.

Individual

Individual business administers a wide range of investment, retirement, health and risk products and services to individuals and their families.

(3) Individual – Participating (excluding prudential participating business)

Any benefit on an individual policy that is not non-participating, i.e. the premium charged for and/or the claim proceeds payable, other than on early termination, under the benefit are in some way dependent on the performance of applicable investment assets after the inception of the policy.

(4) Individual – Non-participating

Any benefit on an individual policy where the premium charged for and the claims proceeds payable, other than on early termination, are in no way linked to the performance of any asset after the inception of the policy.

(5) Prudential participating business

Represents a portion of the insurance contracts acquired from a previous business acquisition. This portion of business operates as a segregated business with profits fund. As such it is discretionary participating in nature.

Non-insurance business

(6) Asset management

Comprises STANLIB, a joint venture of the Liberty Group that offers a local and international investment product mix that includes all asset classes and aims to meet the wealth creation needs of both institutional and retail investors; and Astute, a financial verification and technology service provider. Comparatives include Liberty Ermitage Jersey Limited, an offshore asset management and hedge fund specialist operation, which is now classified as a disposal group held for sale.

(7) Shareholder operations

Shareholders' income and expenses and other activities not directly related to the business segments identified are included in other operations. This also includes segments that are not separated due to their immateriality.

(8) Mutual funds

IFRS requires the consolidation of certain mutual funds where the Liberty Group is considered to have control of such funds through the size of its investment, voting control and related management contracts. The consolidation of mutual funds has no effect on net equity. While the consolidation of such funds is still subject to international debate and resolution, we have shown them as a separate segment.

(9) Disposal groups held for sale

Comprises Liberty Ermitage Jersey Limited, an offshore asset management and hedge fund specialist operation and Prefsure Holdings Limited, an Australian based long-term insurer.

5. Segment information (continued)

The segment results for the year ended 31 December 2005 are as follows:

	Group		Individual			Other				
Rm	Risk	Non-risk	Partici-pating	Non-partici-pating	Prudential parti-cipating business	Asset manage-ment	Share-holder opera-tions	Mutual funds	Disposal groups	Total
Net insurance premiums	1 336	259	13 412	3 391	14				567	18 979
Service fee income from investment contracts		490	180	39					4	713
Investment returns	210	5 668	18 366	2 671	2 138	30	1 073	1 490	25	31 671
Management fees on assets under management			1				126		326	453
Inter-segmental revenue			56	(56)						
Total revenue	1 546	6 417	32 015	6 045	2 152	30	1 199	1 490	922	51 816
Claims and policyholder benefits under insurance contracts	(1 344)	(490)	(9 339)	(2 935)	(288)				(399)	(14 795)
Insurance claims recovered from reinsurers	296		186	33					260	775
Change in policyholder liabilities under insurance contracts	(46)	(836)	(15 715)	(484)	(1 659)				(56)	(18 796)
Net insurance benefits and claims	(1 094)	(1 326)	(24 868)	(3 386)	(1 947)				(195)	(32 816)
Fair value adjustment to policyholders' liabilities under investment contracts		(4 273)	(2 402)	(150)					(9)	(6 834)
Fair value adjustment on third party mutual fund interests								(1 354)		(1 354)
Acquisition costs associated with insurance and investment contracts	(42)	(155)	(2 235)	(972)					(190)	(3 594)
General marketing and administration expenses	(124)	(550)	(1 675)	(488)	(28)		(243)	(136)	(368)	(3 612)
Expenses	(166)	(4 978)	(6 312)	(1 610)	(28)		(243)	(1 490)	(567)	(15 394)
Segment result	286	113	835	1 049	177	30	956	–	160	3 606
Finance costs		(2)	(10)	(1)	(1)		(65)		(2)	(81)
Preference dividend	(1)			(137)						(138)
Goodwill impairment							(397)			(397)
Loss on sale of subsidiary							(2)			(2)
Equity accounted earnings from joint ventures			14			77				91
Profit before taxation	285	111	839	911	176	107	492	–	158	3 079
Taxation	(96)	(104)	(678)	(376)	(154)		(188)		(27)	(1 623)
Total earnings	189	7	161	535	22	107	304	–	131	1 456

5. Segment information (continued)

The segment results for the year ended 31 December 2004 are as follows:

Rm	Group		Individual				Other		
	Risk	Non-risk	Partici-pating	Non-partici-pating	Prudential parti-cipating business	Asset manage-ment	Share-holder opera-tions	Mutual funds	Total
Net insurance premiums	381	37	9 394	2 578	16				12 406
Service fee income from investment contracts		458	238	4					700
Investment returns	110	4 013	9 244	1 672	1 432	(45)	1 257	1 144	18 827
Management fees on assets under management	1	19	27	(2)	7	218	105		375
Inter-segmental revenue			(51)	51					–
Total revenue	492	4 527	18 852	4 303	1 455	173	1 362	1 144	32 308
Claims and policyholder benefits under insurance contracts	(512)	(251)	(6 405)	(2 205)	(266)				(9 639)
Insurance claims recovered from reinsurers	85		143	6					234
Change in policyholder liabilities under insurance contracts	(111)	(415)	(7 641)	(479)	(1 064)				(9 710)
Net insurance benefits and claims	(538)	(666)	(13 903)	(2 678)	(1 330)				(19 115)
Fair value adjustment to policyholders' liabilities under investment contracts		(3 179)	(1 499)	12					(4 666)
Fair value adjustment on third party mutual fund interests								(1 028)	(1 028)
Acquisition costs associated with insurance and investment contracts	(8)	(141)	(1 347)	(424)					(1 920)
General marketing and administration expenses	(41)	(569)	(1 431)	(258)	(34)	(151)	(233)	(116)	(2 833)
Expenses	(49)	(3 889)	(4 277)	(670)	(34)	(151)	(233)	(1 144)	(10 447)
Segment result	(95)	(28)	672	955	91	22	1 129	–	2 746
Finance costs			(6)				(80)		(86)
Preference dividend				(102)					(102)
Equity accounted earnings from joint ventures			31			42			73
Profit before taxation	(95)	(28)	697	853	91	64	1 049	–	2 631
Taxation	(10)	(20)	(415)	(168)	(64)	(3)	(113)		(793)
Total earnings	(105)	(48)	282	685	27	61	936	–	1 838

5. Segment information (continued)

Other segment items included in the income statement and the segment assets and liabilities and capital expenditure for the year then ended are as follows:

Rm	Group		Individual			Other				
	Risk	Non-risk	Partici-pating	Non-partici-pating	Prudential partici-pating business	Asset manage-ment	Share-holder opera-tions	Mutual funds	Disposal groups held for sale	Total
2005										
Depreciation							**(121)**		**(5)**	**(126)**
Amortisation of intangibles	**(17)**	**(21)**	**(73)**	**(19)**			**(41)**		**(4)**	**(175)**
Impairment of goodwill							**(397)**			**(397)**
Impairment of intangibles			**(20)**							**(20)**
Amortisation and impairment of deferred acquisition costs		**(93)**	**(23)**	**(5)**						**(121)**
Release of deferred revenue			**9**							**9**
Movement in provisions	**(2)**	**(11)**	**(33)**	**(10)**			**(2)**			**(58)**
2004										
Depreciation							(124)			(124)
Amortisation of intangibles		(19)					(37)			(56)
Movement in provisions		(4)	(9)	(1)			1			(13)
2005										
Investments [1]	**1 457**	**26 291**	**84 804**	**16 730**	**8 306**	**406**	**14 762**	**5 006**	**1 289**	**159 051**
Intangible assets	**189**	**167**	**855**	**230**			**93**		**162**	**1 696**
Deferred acquisition costs		**70**	**204**	**24**						**298**
Reinsurance assets	**766**		**8**	**172**					**501**	**1 447**
Other assets [2]			**420**	**210**			**2 470**	**44**	**428**	**3 572**
Segment assets	**2 412**	**26 528**	**86 291**	**17 366**	**8 306**	**406**	**17 325**	**5 050**	**2 380**	**166 064**
Policyholders' liabilities	**2 440**	**26 528**	**86 198**	**17 363**	**8 306**				**827**	**141 662**
Deferred revenue			**65**	**3**						**68**
Other liabilities [3]							**9 243**	**5 050**	**440**	**14 733**
Segment liabilities	**2 440**	**26 528**	**86 263**	**17 366**	**8 306**		**9 243**	**5 050**	**1 267**	**156 463**
Capital expenditure [4]	**422**	**67**	**1 655**	**261**			**197**		**6**	**2 608**
2004										
Investments [1]	995	20 445	57 686	11 108	6 627	771	8 513	3 531		109 676
Intangible assets		156					175			331
Reinsurance assets	477		10	6						493
Other assets [2]			310	173		46	2 935	40		3 504
Segment assets	1 472	20 601	58 006	11 287	6 627	817	11 623	3 571		114 004
Policyholders' liabilities	1 472	20 601	58 006	11 287	6 627					97 993
Other liabilities [3]						34	3 879	3 571		7 484
Segment liabilities	1 472	20 601	58 006	11 287	6 627	34	3 879	3 571		105 477
Capital expenditure [4]	50	140				7	229			426

Inter-segmental transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

[1] *Includes financial instruments, associates, joint ventures, owner-occupied and investment properties and cash and cash equivalents.*
[2] *Other assets mainly consist of prepayments, insurance and other receivables.*
[3] *Other liabilities mainly consist of insurance and other payables.*
[4] *Capital expenditure comprises additions to equipment, owner-occupied and investment properties, intangible assets and deferred acquisition costs.*

(b) Secondary reporting segment – geographical segments

The group's main business segments mainly operate in Southern Africa.

The segment information for the years ended 31 December are as follows:

Rm	Southern Africa		Rest of World		Total	
	2005	2004	**2005**	2004	**2005**	2004
Total revenue	**50 894**	32 107	**922**	201	**51 816**	32 308
Total assets	**163 684**	113 437	**2 380**	567	**166 064**	114 004
Capital expenditure	**2 602**	419	**6**	7	**2 608**	426

Revenue is allocated based on the country in which the insurance or investment contract is issued or service fee income and investment returns are earned.

Total assets are allocated based on where the matching insurance or investment is issued or, if not matched, where the business owning the asset is situated.

Capital expenditure is based on where the business owning the asset is situated.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
6. Equipment				
Cost at beginning of year	**1 055**	1 075	**851**	874
Additions through business acquisition	**24**			
Additions	**103**	136	**67**	113
Disposals	**(39)**	(153)	**(28)**	(136)
Disposals through business disposal	**(4)**			
Foreign exchange movements	**(1)**	(3)		
Disclosed as disposal groups held for sale	**(42)**			
Cost at end of year	**1 096**	1 055	**890**	851
Accumulated depreciation and impairment at beginning of year	**(712)**	(712)	**(571)**	(580)
Depreciation	**(126)**	(124)	**(97)**	(103)
Disposals	**29**	122	**23**	112
Disposals through business disposal	**2**			
Impairments	**(6)**			
Foreign exchange movements		2		
Disclosed as disposal groups held for sale	**26**			
Accumulated depreciation and impairment at end of year	**(787)**	(712)	**(645)**	(571)
Net carrying amount at end of year	**309**	343	**245**	280

	Balance at beginning of year Rm	Business acquisition Rm	Additions Rm	Disposals Rm	Business disposal Rm	Impairments Rm	Depreciation Rm	Foreign exchange movements Rm	Held for sale disposal groups Rm	**Balance at end of year Rm**
Cost – movement										
Group										
Computer equipment	549	11	39	(15)	(1)				(19)	**564**
Purchased computer software	45	2	2					(1)	(8)	**40**
Fixtures, furniture and fittings	340	6	37	(6)	(2)				(8)	**367**
Office equipment and office machines	69	3	12	(9)					(7)	**68**
Motor vehicles	52	2	13	(9)	(1)					**57**
	1 055	24	103	(39)	(4)			(1)	(42)	**1 096**
Company										
Computer equipment	493		31	(12)						**512**
Purchased computer software	34		2							**36**
Fixtures, furniture and fittings	224		19	(3)						**240**
Office equipment and office machines	52		3	(5)						**50**
Motor vehicles	48		12	(8)						**52**
	851		67	(28)						**890**
Accumulated depreciation and impairment – movement										
Group										
Computer equipment	(425)			14	1	(2)	(63)		12	**(463)**
Purchased computer software	(16)						(10)		6	**(20)**
Fixtures, furniture and fittings	(207)			4		(3)	(35)		4	**(237)**
Office equipment and office machines	(43)			5		(1)	(7)		4	**(42)**
Motor vehicles	(21)			6	1		(11)			**(25)**
	(712)			29	2	(6)	(126)		26	**(787)**
Company										
Computer equipment	(377)			10			(52)			**(419)**
Purchased computer software	(10)						(7)			**(17)**
Fixtures, furniture and fittings	(128)			1			(23)			**(150)**
Office equipment and office machines	(38)			5			(5)			**(38)**
Motor vehicles	(18)			7			(10)			**(21)**
	(571)			23			(97)			**(645)**

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
7. Owner-occupied properties				
Fair value at beginning of year	**757**	725	**699**	660
Additions – capitalised subsequent expenditure	**6**	37	**5**	37
Additions through business acquisition	**19**			
Disposals	**(16)**	(26)	**(14)**	(15)
Revaluations	**138**	(18)	**140**	(14)
Reclassifications (to)/from investment properties	**(56)**	39	**(7)**	31
Fair value at end of year	**848**	757	**823**	699
Properties under development				
Additions – property acquired	**36**		**36**	
Additions – capitalised subsequent expenditure	**23**		**23**	
Cost at end of year	**59**	–	**59**	–
Total owner-occupied properties	**907**	757	**882**	699

	2004 Fair value Rm	Business acquisition Rm	Additions Rm	Disposals Rm	Revaluations Rm	Reclassi-fication Rm	**2005 Fair value Rm**
Movement							
Group							
Land and buildings	745	19	47	(16)	146	(56)	**885**
Appurtenances							
– Electrical and mechanical	11		16		(7)		**20**
– Access control equipment			1				**1**
– Soft furnishings	1		1		(1)		**1**
	757	19	65	(16)	138	(56)	**907**
Company							
Land and buildings	687		47	(14)	148	(7)	**861**
Appurtenances							
– Electrical and mechanical	11		15		(7)		**19**
– Access control equipment			1				**1**
– Soft furnishings	1		1		(1)		**1**
	699		64	(14)	140	(7)	**882**

7. Owner-occupied properties (continued)

The owner-occupied properties were independently valued as at 31 December 2005 by Mr P L Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa.

The annual valuation of the owner-occupied properties is done on the basis of market value in accordance with the handbook of the International Valuation Standards Committee. The basis adopted for multi-tenanted buildings is the discounted cash flow approach, taking cognisance of contractual lease rentals and reverting to current market rental on expiry of the leases. In the case of single tenanted properties, the capitalisation of first year's net income is adopted.

The original cost less accumulated depreciation of the owner-occupied properties is provided below. The allowed alternative method as described in IAS 16 is fair value, which has been adopted by the group.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Original cost at beginning of year	**294**	265	**267**	236
Additions – capitalised subsequent expenditure	**65**	37	**64**	37
Additions through business acquisition	**19**			
Disposals	**(6)**	(16)	**(6)**	(16)
Reclassifications (to)/from investment properties	**(28)**	8	**(2)**	10
Cost at end of year	**344**	294	**323**	267
Accumulated depreciation at beginning of year	**(47)**	(53)	**(44)**	(50)
Depreciation [1]	**(8)**	(4)	**(8)**	(4)
Disposals		10		10
Accumulated depreciation at end of year	**(55)**	(47)	**(52)**	(44)
Original cost less accumulated depreciation	**289**	247	**271**	223

[1] *No depreciation is charged on properties under development.*

	Group [1]		Company	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
8. Investment properties				
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the company's registered office.				
Completed properties				
Fair value at beginning of year	**9 140**	9 547	**9 205**	9 607
Revaluations net of lease straight-lining	**859**	(92)	**855**	(102)
Revaluations	**818**	538	**809**	521
Net movement on straight-lining operating leases on adoption of IFRS	**41**	(630)	**46**	(623)
Additions – property acquired	**865**	150	**1 034**	150
Additions – capitalised subsequent expenditure	**22**	40	**22**	40
Additions through business acquisition	**258**			
Disposals	**(134)**	(466)	**(106)**	(459)
Reclassifications to owner-occupied properties	**56**	(39)	**7**	(31)
Transfers to properties under development	**(8)**		**(8)**	
Fair value at end of year	**11 058**	9 140	**11 009**	9 205
Properties under development				
Additions – capitalised subsequent expenditure	**38**		**38**	
Transfers from completed properties	**8**		**8**	
Cost at end of year	**46**		**46**	
Total investment properties	**11 104**	9 140	**11 055**	9 205
At the end of the year investment properties comprised the following property types:				
Office buildings	**1 339**	1 228	**1 280**	1 286
Shopping malls	**8 710**	7 099	**8 710**	7 099
Hotels	**1 332**	1 133	**1 331**	1 133
Other	**312**	310	**311**	310
Total investment properties presentation value	**11 693**	9 770	**11 632**	9 828
Split as follows:				
Investment properties at fair value	**11 104**	9 140	**11 055**	9 205
Operating lease – accrued income	**849**	891	**837**	884
Operating lease – accrued expense	**(260)**	(261)	**(260)**	(261)

[1] *On consolidation R25 million (2004: R58 million) of company investment properties are reclassified to owner-occupied properties.*

The investment properties were independently valued as at 31 December 2005 by Mr P L Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa. The annual valuation of the investment properties is done on the basis of market value in accordance with the handbook of the International Valuation Standards Committee. The basis adopted for multi-tenanted buildings is the discounted cash flow approach, taking cognisance of contractual lease rentals and reverting to current market rental on expiry of the leases. In the case of single tenanted properties, the capitalisation of first year's net income is adopted.

At 31 December 2005 the value of unlet investment properties for the group and company amounted to R82 million (2004: R47 million).

The property rental income earned by the group from its investment property, all of which is leased out under operating leases, amounted to R1 233 million (2004: R1 181 million). Direct operating expenses arising on the investment property amounted to R242 million (2004: R209 million).

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
9. Intangible assets				
Cost at beginning of year	**639**	576	**396**	333
Foreign exchange movements	**(3)**			
Additions	**96**	63	**40**	63
Additions through business acquisition	**1 864**			
Disposals	**(68)**			
Disclosed as disposal groups held for sale	**(204)**			
Cost at end of year	**2 324**	639	**436**	396
Accumulated amortisation and impairment at beginning of year	**(308)**	(246)	**(147)**	(85)
Amortisation	**(175)**	(56)	**(60)**	(56)
Impairment charge	**(417)**	(6)		(6)
Disposals	**68**			
Disclosed as disposal groups held for sale	**42**			
Accumulated amortisation at end of year	**(790)**	(308)	**(207)**	(147)
Net carrying amount at end of year	**1 534**	331	**229**	249

	Balance at beginning of year Rm	Foreign exchange movements Rm	Business acquisition Rm	Additions Rm	Disposals Rm	Impairments Rm	Amortisation Rm	Held for sale disposal groups Rm	**Balance at end of year Rm**	Amortisation period
Cost – movement										
Group										
Goodwill [2]	187	(3)	437		(68)			(156)	**397**	
Computer software – internally generated	263			40					**303**	
Present value of in-force life insurance [1]	189		1 427	56				(48)	**1 624**	
	639	(3)	1 864	96	(68)			(204)	**2 324**	
Company										
Computer software – internally generated	207			40					**247**	
Present value of in-force life insurance [1]	189								**189**	
	396			40					**436**	
Accumulated amortisation and impairment – movement										
Group										
Goodwill [2]	(106)				68	(397)		38	**(397)**	No amortisation
Computer software – internally generated	(169)						(41)		**(210)**	Up to 5 years
Present value of in-force life insurance [1]	(33)					(20)	(134)	4	**(183)**	Up to 12 years
	(308)				68	(417)	(175)	42	**(790)**	
Company										
Computer software – internally generated	(114)						(41)		**(155)**	Up to 5 years
Present value of in-force life insurance [1]	(33)						(19)		**(52)**	Up to 12 years
	(147)						(60)		**(207)**	

[1] Represents the pre-taxation present value (at acquisition date) less amortisation of future profits on life insurance business acquired from business combinations. No internally generated value of in-force has been recognised, since it does not meet the recognition criteria in IAS 38.

9. Intangible assets (continued)

	Goodwill Rm	Accumulated impairment [3] Rm	Net carrying amount Rm
[2] Goodwill comprises:			
Liberty Ermitage Jersey Limited	119	(38)	81
Disclosed as disposal groups held for sale	(119)	38	(81)
Capital Alliance Holdings Limited [4]	397	(397)	–
Total	397	(397)	–

[3] *Impairment tests for goodwill*

Goodwill is allocated to the relevant cash-generating units, being Liberty Ermitage Jersey Limited and Capital Alliance Holdings Limited (CAHL). The recoverable amount is determined based on the value-in-use calculations. These calculations apply a price earnings ratio multiplier to the net recurring earnings before taxation in respect of non-life insurance business and use the same calculations that are used in deriving embedded value (refer page 42) in respect of measuring value of in-force life insurance business.

Based on these calculations performed, the goodwill arising on the acquisition of CAHL has been impaired (refer below). Goodwill in relation to Hightree Financial Services Limited which had previously been impaired is no longer recorded as the entity has been sold during 2005.

[4] *Impairment of goodwill in respect of CAHL*

After the acquisition of CAHL took place on 1 April 2005, the accepted offer was compared to CAHL's embedded value as at 1 April 2005 and the goodwill of R397 million arose from the residual cost of CAHL's acquisition cost over its embedded value. The goodwill could not be attributed to any other tangible or intangible asset.

Based on the requirements of IAS 36, the goodwill impairment test is performed at the cash-generating unit level and not at the combined entity level. The value-in-use of the CAHL cash-generating unit was determined as the impairment measure, however, since all the cash flows had been utilised in the embedded value calculation, no further cash flows exist within the respective cash-generating units to justify the goodwill. Therefore, the goodwill to the amount of R397 million is impaired.

	Group 2005 Rm	Company 2005 Rm
10. Deferred acquisition costs		
Unamortised cost on adoption of IFRS as at 1 January 2005 [1]	**99**	**92**
Transfer from prepayments, insurance and other receivables at 1 January 2005	**50**	**50**
Cost of new business acquired	**147**	**148**
Additions through business acquisition	**123**	
Amortisation and impairment realised through the income statement	**(121)**	**(101)**
Net carrying amount at end of year	**298**	**189**
Current	**110**	**83**
Non-current	**188**	**106**

The deferred costs relate to investment contracts only. Amortisation is calculated on a portfolio basis, and expensed over the expected life of the service contract.

[1] *The adjustment to opening retained surplus as at 1 January 2005 was as a result of the implementation of the amendment to IAS 18 Revenue Recognition, relating to investment management costs. There are no comparatives for 2004 as Liberty Group Limited elected to apply the IFRS 1 election not to restate comparatives.*

	Company 2005 Rm	Company 2004 Rm
11. Interests in subsidiaries		
11.1 Summary		
Shares at cost	**4 112**	1 467
Impairment provision	**(581)**	(171)
Inter group balances	**35**	(1 695)
Mutual funds at fair value	**7 435**	5 521
Total interests in subsidiaries	**11 001**	5 122
11.2 Movement analysis		
Shares at cost at beginning of year	**1 467**	1 483
Acquisitions during the year	**3 074**	
Reduction of capital	**(429)**	(16)
Shares at cost at end of year	**4 112**	1 467
Impairment provision at beginning of year	**(171)**	(218)
Impairment (charge)/reversal	**(410)**	47
Impairment provision at end of year	**(581)**	(171)

	Amount of issued share capital	Percentage of issued share capital		Shares held at cost		Impairment		Amount owing (to)/by subsidiary [1]	
	2005	**2005 %**	2004 %	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
11. Interests in subsidiaries (continued)									
11.3 Principal subsidiaries – unlisted				**4 112**	1 467	**(581)**	(171)	**35**	(1 695)
Capital Alliance Holdings Limited *[Life insurance]*	**R19 047 080**	**100**		**3 047**		**(397)**		**16**	
Electric Liberty (Proprietary) Limited *[Investment trading, dormant at 31 December 2005]*	**R400**	**100**	100	**8**	438	**(8)**	(16)		(74)
General Staff Scheme Share Trust *[2004 General staff scheme]*	**not applicable**	**100**	100						
Lexshell 615 (Proprietary) Limited *[Investment holding]*	**R100**	**100**	100			**(16)**		**29**	
Liberty Active Limited *[Life insurance]*	**R4 750 000**	**100**	100	**193**	193			**19**	8
Liberty Group Properties (Proprietary) Limited *[Property asset management]*	**R100**	**100**	100	**40**	40				
Liberty Healthcare (Proprietary) Limited *[Healthcare]*	**R1 701**	**100**	100	**170**	170	**(151)**	(155)	**4**	4
Liberty Hotels (Proprietary) Limited *[Property investment and hotel operations]*	**R1**	**100**	100					**60**	55
Liberty Life Association of Africa Limited Share Trust *[Dormant at 31 December 2005]*	**not applicable**	**100**	100						
Liberty Nominees (Proprietary) Limited *[Shareholder transactions]*	**R1**	**100**	100						
Libgroup Jersey Holdings Limited (Incorporated in Jersey) *[Holding company]*	**£38 032**	**100**	100	**613**	613			**10**	
Liblife (Jersey) Limited (Incorporated in Jersey) *[Investment holding, dormant at 31 December 2005]*	**£24**	**100**	100						(1 564)
Liblife International B.V. (Incorporated in the Netherlands) *[Investment holding]*	**€18 152**	**100**	100						
Libsil Holdings (Proprietary) Limited *[Investment holding]*	**R1**	**100**	100					**5**	6
LPH Properties Limited *[Investment holding]*	**R869 083**	**100**	100	**13**	13			**(97)**	(130)
Roggebaai Centre (Proprietary) Limited *[Dormant]*	**R100**	**100**	100						
Sandton Hotels (Proprietary) Limited *[Dormant]*	**R1 000**	**100**	100						
Wedelin Investments 1 (Proprietary) Limited *[Property investment]*	**R100**	**100**		**28**		**(9)**		**(11)**	
The Liberty Life Foundation *[Social responsibility]*	**not applicable**	**100**	100						

	Participation rights in total issued units		Units held at fair value	
	2005	2004	**2005**	2004
	%	%	**Rm**	Rm
11. Interests in subsidiaries (continued)				
11.4 Mutual funds			**7 435**	5 521
STANLIB Value Fund	**53**	61	**449**	326
Japan Absolute Fund [(2)]		55		95
Liberty Ermitage Event Driven Fund (formerly Liberty Ermitage Alternative Investment Fund Limited)	**71**	70	**464**	442
Liberty Ermitage Funds Limited	**59**	58	**6 320**	4 486
Liberty Ermitage North American Absolute Fund Limited	**89**	67	**202**	172

Liberty Group Limited indirectly, has interests in a number of other subsidiaries. The directors are of the opinion that to publish the full information required in terms of paragraph 69 of the Fourth Schedule of the Companies Act would not be of further assistance to shareholders in obtaining a meaningful appreciation of the state of the company's affairs. A register detailing such information in respect of all subsidiaries of Liberty Group Limited will be available for inspection at the annual general meeting and may be inspected by members or their duly authorised agents, at the company's registered office. A full list of subsidiaries is contained in note 44.

The interest of the company for the year in the taxed profits of its subsidiaries was R1 498 million (2004: R344 million) and in the losses was R692 million (2004: R17 million).

(1) *All subsidiary loans have no specific repayment terms and with the exception of Liberty Hotels (Pty) Limited and Wedelin Investments 1 (Pty) Limited are interest free.*

Interest earned is as follows:

	2005	2004	Rate
	Rm	Rm	charged
Wedelin Investments 1 (Pty) Limited	**22**		9,1% nacm
Liberty Hotels (Pty) Limited	**6**	6	10,5% nacm

(2) *As at 31 December 2005, Liberty Group Limited holds 37% in Japan Absolute Fund which is now classified as an associate and continues to be measured at fair value under IAS 39. Refer note 13.*

	Group 2005 Rm	Group 2004 Rm	Company 2005 Rm	Company 2004 Rm
12. Interests in joint ventures				
Ordinary shares at cost	**129**	129	**129**	129
Loans receivable [1]	**473**	468	**473**	468
Share of post-acquisition reserves	**216**	206		
Unrealised profit [2]	**(206)**	(206)	**(206)**	(206)
Amounts owing by joint ventures	**42**	11	**3**	11
Total interests in joint ventures	**654**	608	**399**	402

Analysis of post-acquisition reserve amounts	Group 2005 Rm	Group 2004 Rm
Balance at beginning of year	**206**	136
IFRS prior year adjustments [3]		(4)
Earnings recognised in the income statement	**91**	73
Share of other reserve movements [4]		1
Ordinary dividends received	**(81)**	
Balance at end of year	**216**	206

[1] *Loans receivable are defined as held-to-maturity investments and comprise:*

R440 million (2004: R440 million) of non-convertible cumulative redeemable preference shares in STANLIB Limited at cost. Interest accrues monthly at a rate of 66% (65% when the company income taxation rate was 30%) of the Standard Bank prime rate.

R33 million (2004: R28 million) which represents the cost of a 50% share in a convertible debenture issued by The Cullinan Hotel (Pty) Limited. The debenture is redeemable on 13 February 2008 at an attributable R47 million or convertible into ordinary shares on a date at the option of the holders. Interest accrues quarterly in arrears at a fixed interest rate of 15,58% p.a. In addition the debenture is remeasured using the amortisation method to redeemable value with an effective monthly compound interest rate of 16,62%.

[2] *Represents unrealised profit on disposal of the Liberty Asset Management Business which was sold to STANLIB Limited at the inception of the joint venture.*

[3] *Refer to IFRS adjustments within joint ventures, page 154*

[4] *Share of STANLIB Limited's share-based payments reserve.*

	Amount of issued share capital	Percentage of issued share capital held		Shares held at cost		Unrealised profit		Equity accounted earnings		Amounts owing by joint ventures		Share of post-acquisition reserves	
	2005	**2005 %**	2004 %	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
Principal joint ventures – unlisted													
STANLIB Limited *[Asset and fund management]*	**R1 000**	**37,4**	37,4	**112**	112	**(206)**	(206)	**76**	43		2	**60**	59
The Financial Services Exchange (Proprietary) Limited *[Financial verification and technology service provider]*	**R360**	**33,3**	33,3	**–**	–					**3**	4	**(3)**	(3)
The Cullinan Hotel [5] (Proprietary) Limited *[Hotel developer and manager]*	**R200**	**50,0**	50,0	**17**	17			**15**	30		5	**159**	150
Capital Alliance Finance (Proprietary) Limited [5] *[Financial services company]*	**R100**	**50,0**								**39**			
Total				**129**	129	**(206)**	(206)	**91**	73	**42**	11	**216**	206

[5] *These entities have 31 March year-ends.*

	Interest held in joint ventures	
	2005 Rm	2004 Rm
12. Interests in joint ventures (continued)		
Balance sheet extracts [1]		
Non-current assets	**553**	568
Current assets	**1 838**	1 347
Long-term liabilities – interest bearing	**423**	402
Long-term liabilities – non-interest bearing	**1 546**	746
Current liabilities	**195**	557
Income statement extracts [1]		
Income	**734**	557
Expenses	**643**	484
Commitments [1]		
Capital commitments – authorised by directors but not contracted	**1**	7
Operating lease commitments	**49**	55
Within 1 year	**6**	6
1 to 5 years	**26**	24
6 to 10 years	**17**	25

[1] *Represents the group's proportionate share in the joint ventures.*

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
13. Interest in associates – mutual funds				
Fair value of associates	**3 937**	2 754	**3 761**	2 754
Key financial information of associates				
Investments	**11 300**	946	**11 022**	946
Current assets	**233**	669	**228**	669
Current liabilities	**(96)**	(43)	**(94)**	(43)
Total fair value	**11 437**	1 572	**11 156**	1 572

Units or shares held in mutual funds are by their nature demand deposits and are held at fair value both for group and company. The net income or loss is capitalised to unit values within each fund and is equivalent to the fair value adjustments. The funds therefore by design break even.

As at 31 December, the group's associates and percentages held were as follows:

Name	Percentage of participation rights in total issued units		Fair value	
	2005 %	2004 %	**2005 Rm**	2004 Rm
Japan Absolute Fund [1][3]	**37**		**105**	
Liberty Ermitage Global Wealth Management [3]	**39**	44	**486**	347
Liberty Ermitage Institutional Money Market Funds [3]	**40**	37	**1 688**	1 201
STANLIB Small Cap Fund [3]	**41**	32	**188**	157
STANLIB Capital Growth Fund [3]	**30**	31	**149**	72
Liberty Ermitage Asset Selection Fund [3]	**38**	22	**999**	878
Liberty Ermitage Global Strategy Fund [3]	**28**		**147**	
STANLIB Industrial Fund [2][3]		22		99
STANLIB International Property Fund	**27**		**45**	
Global Capital Fund No. 1 Trust	**33**		**20**	
Global Capital Fund No. 2 Trust	**50**		**32**	
Investec Private Equity	**28**		**35**	
Private Equity Portfolio	**48**		**18**	
Investec (IEB Access) Trio Fund	**33**		**7**	
Investec (IAL Access) Global Balanced	**32**		**2**	
Investec (IAL Access) Trio Fund	**50**		**7**	
FSMP NFB Aggressive Model Portfolio	**47**		**1**	
FSMP NFB Conservative Model Portfolio	**26**		**8**	
			3 937	2 754

[1] *Liberty Group held 55% in Japan Absolute Fund as at 31 December 2004, which is disclosed in Interest in subsidiaries and fair valued in accordance with IAS 27 Consolidated and Separate Financial Statements.*
[2] *Liberty Group holdings in the STANLIB Industrial Fund was below 20% as at 31 December 2005.*
[3] *Represents the interests in associates at company level.*

		Group		Company	
		2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
14.	**Reinsurance assets**				
	Reinsurance share of insurance liabilities	**946**	493	**476**	483
	Current	**236**	86	**75**	76
	Non-current	**710**	407	**401**	407
15.	**Financial instruments**				
	Movement analysis:				
	Balance at beginning of year	**89 469**	77 311	**73 232**	61 024
	Additions through business acquisition	**16 371**			
	Net additions	**707**	1 196	**2 006**	1 140
	Fair value adjustments	**22 603**	10 962	**15 692**	11 068
	Disclosed as disposal groups held for sale	**(1 152)**			
	Balance at end of year	**127 998**	89 469	**90 930**	73 232
	Comprising:				
	Held at fair value	**125 970**	85 254	**90 597**	70 089
	Loans and receivables	**2 028**	399	**333**	312
	Available-for-sale		3 816		2 831
	Financial instruments comprise:				
	Government, municipal and utility stocks	**20 413**	13 328	**14 758**	12 770
	– Held at fair value	**20 413**	13 229	**14 758**	12 770
	– Available-for-sale		99		
	Debentures	**9 911**	6 280	**6 078**	5 341
	– Held at fair value	**9 911**	6 053	**6 078**	5 297
	– Available-for-sale		227		44
	Listed equities [2]	**63 615**	48 626	**48 171**	40 065
	– Held at fair value	**63 615**	46 180	**48 171**	38 079
	– Available-for-sale		2 446		1 986
	Derivatives				
	– Held at fair value	**150**	173	**16**	66
	Mutual funds	**25 218**	15 426	**18 967**	11 939
	– Held at fair value	**25 218**	15 198	**18 967**	11 696
	– Available-for-sale		228		243
	Unlisted equities [2]	**2 428**	2 017	**1 481**	1 611
	– Held at fair value	**2 428**	1 201	**1 481**	1 052
	– Available-for-sale		816		559
	Mortgages and loans	**2 028**	663	**333**	575
	– Held at fair value		264		263
	– Loans and receivables	**2 028**	399	**333**	312
	Money market securities				
	– Held at fair value	**3 356**	2 118	**28**	29
	Insurance policies				
	– Held at fair value	**879**	838	**1 098**	836
	Total financial instruments	**127 998**	89 469	**90 930**	73 232
	Maturity profile of government, municipal and utility stocks, debentures and mortgages and loans:				
	Due in 1 year or less	**3 668**	2 579	**2 415**	2 037
	Due after 1 year through 5 years	**12 253**	7 350	**9 640**	6 740
	Due after 5 years through 10 years	**4 739**	3 377	**2 320**	3 112
	Due after 10 years	**9 618**	6 566	**6 460**	6 485
	Variable [1]	**2 074**	399	**333**	312
	Total	**32 352**	20 271	**21 168**	18 686

Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the company's registered office.

Included in financial instruments at a group level is an amount of R4 364 million (2004: R3 131 million) relating to third party interests in mutual funds which have been consolidated.

[1] *Instruments in this category are loans secured against policyholder contracts and the maturity profile is not determinable as the holder has the option to settle at any time prior to the contract maturity date, as well as R46 million included in debentures in 2005 with variable maturity dates.*

[2] *There is no maturity profile for listed and unlisted equities as management are unable to provide a reliable estimate given the volatility of equity markets and policyholder behaviour.*

15. Financial instruments (continued)

	Group			
	2005 Rm	**2005 %**	2004 Rm	2004 %
Sectoral analysis of South African listed equities				
Resources	**16 193**	**29,18**	8 896	21,70
Industrial	**23 205**	**41,81**	19 299	47,07
Financial	**16 100**	**29,01**	12 802	31,23
Total	**55 498**	**100,00**	40 997	100,00
Mix of financial instruments				
Government, municipal and utility stocks		**15,95**		14,90
Debentures		**7,74**		7,02
Listed equities		**49,70**		54,35
Derivatives		**0,12**		0,19
Mutual funds		**19,70**		17,24
Unlisted equities		**1,90**		2,25
Mortgages and loans		**1,58**		0,74
Money market securities		**2,62**		2,37
Insurance policies		**0,69**		0,94
Total		**100,00**		100,00

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
16. Prepayments, insurance and other receivables				
Current balances related to insurance business				
Deferred and outstanding premiums	**992**	478	**99**	100
Current balances related to investment business				
Deferred and outstanding premiums	**82**	51	**77**	51
Prepaid commission [(1)]		1 146		1 146
Current balances related to insurance and investment business	**1 074**	1 675	**176**	1 297
Accrued income	**605**	521	**480**	431
Other debtors	**1 068**	965	**826**	495
Total other debtors [(2)]	**1 673**	1 486	**1 306**	926
Total prepayments, insurance and other receivables	**2 747**	3 161	**1 482**	2 223

(1) Prepaid commission with effect from 1 January 2005 has been included as deferred acquisition costs separately recognised in respect of investment contracts (refer note 10) and included in policyholders' liabilities in respect of insurance contracts.

(2) All inflows of economic benefits are expected to occur within one year.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
17. Cash and cash equivalents				
Cash at bank and at hand	**9 088**	3 799	**6 320**	2 571
Short-term cash deposits	**3 225**	2 258	**1 288**	797
Total cash and cash equivalents	**12 313**	6 057	**7 608**	3 368

The effective interest rate on short-term cash deposits was 9,61% p.a. (2004: 10,40% p.a.).

	Group		Company	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
18. Policyholders' liabilities under insurance contracts				
Insurance contract liabilities before deferred taxation adjustment – as previously reported	**66 414**	56 296	**58 999**	50 609
Total deferred taxation applicable to fair value adjustments on investment properties [1]	**(442)**	(527)	**(442)**	(527)
Balance at beginning of year as restated for IFRS	**65 972**	55 769	**58 557**	50 082
Reclassification of contracts on adoption of IFRS	**4 611**		**4 603**	
Revaluation on adoption of IFRS	**(28)**		**(28)**	
Balance at beginning of year as restated for IFRS on 1 January 2005	**70 555**	55 769	**63 132**	50 082
Additions through business acquisition	**15 211**			
Transfer to policyholders' liabilities	**18 958**	9 710	**16 376**	7 992
Bases changes	**373**	802	**342**	798
Other	**18 762**	8 823	**16 211**	7 109
Movement in deferred taxation applicable to fair value adjustments on investment properties [1]	**(177)**	85	**(177)**	85
Reclassification of reinsurance assets		493		483
Disclosed as disposal groups held for sale	**(745)**			
Balance at end of year [2]	**103 979**	65 972	**79 508**	58 557
Comprising:				
Insurance contracts with DPF – guaranteed element	**6 687**	4 002	**4 027**	3 461
Insurance contracts with DPF – non-guaranteed element	**10 506**	7 446	**9 414**	7 294
Investment contracts with DPF – guaranteed element	**747**		**747**	
Investment contracts with DPF – non-guaranteed element	**792**		**792**	
Insurance contracts without DPF	**85 866**	54 966	**65 147**	48 244
Total deferred taxation applicable to fair value adjustments on investment properties [1]	**(619)**	(442)	**(619)**	(442)
Current	**9 254**	8 023	**5 999**	6 652
Non-current	**94 725**	57 949	**73 509**	51 905
Total	**103 979**	65 972	**79 508**	58 557

[1] In compliance with IAS 12 Income Taxes, deferred taxation has been provided at the use rate in respect of revaluation surpluses on investment properties held as long-term strategic investments. The Board believes that the additional deferred taxation liability, which has been debited to policyholders' liabilities for accounting purposes, does not reflect economic reality as the fair (open market) values of the investment properties already discount the income tax consequences in respect of rental income. The additional deferred taxation liability does therefore not affect policyholders' values and is reversed for statutory reporting purposes to the Financial Services Board.

[2] Policyholder liabilities under insurance contracts include provisions in respect of claims that are incurred but not reported (IBNR) as at the valuation date. These provisions amount to R688 million in 2005. IBNR provisions are calculated using run-off triangle techniques or as a multiple, based on the average reporting delay, of the claims reported in the month following the valuation date but where the claim event occurred prior to the valuation date.

18. Policyholders' liabilities under insurance contracts (continued)

Long-term insurance contracts – process used to decide on assumptions, changes in assumptions and sensitivity analysis

The value of insurance liabilities is based on best estimate assumptions of future experience plus prescribed margins as required in terms of PGN 104, plus additional discretionary margins determined by the statutory actuary.

The process of deriving the best estimate assumptions relating to future mortality, morbidity, medical, withdrawals, investment returns, maintenance expenses, expense inflation and tax are described below.

Mortality

An appropriate base table of standard mortality is chosen depending on the type of contract and class of business. Industry standard tables are used for smaller classes of business, while company specific tables, based on graduated industry standard tables to reflect company specific experience, are used for larger classes.

Investigations into mortality experience are performed annually. The period of investigation extends over the latest three full years for larger classes of business. Investigations relating to smaller classes usually extend over five years in order to gain sufficient credibility from the data.

The results of the investigation are used to set the valuation assumptions, which are applied as an adjustment to the respective standard table.

In setting the assumptions, provision is made for the expected increase in AIDS-related claims. In general, ASSA models are used to allow for AIDS-related claims. The practice differs by class of business, however for the major classes of business, a basic allowance for AIDS-related deaths is included in the base mortality rates against which annual mortality investigations are conducted. A further discretionary margin is then held using the ASSA2000lite model.

For contracts insuring survivorship, an allowance is made for future mortality improvements based on trends identified in the data and in the continuous mortality investigations performed by independent actuarial bodies.

Morbidity

The incidence of disability claims is derived from industry experience studies, adjusted where appropriate for the group's own experience. The assumptions to be used are reviewed on an annual basis based on claims experience. The same is true for the incidence of recovery from disability.

Medical

The incidence of medical claims is derived from the risk premium rates determined from annual investigations. The incidence rates are reviewed on an annual basis, based on medical claims experience. The adjusted rates are intended to reflect future expected experience.

Withdrawal

The withdrawal assumptions are based on the most recent withdrawal investigations taking into account past as well as expected future trends. The withdrawal rates are analysed by product type and policy duration. These withdrawal rates vary considerably by duration, policy term and company. Typically the rates are higher for risk type products versus investment type products, and are higher at early durations.

Investment return

Future investment returns are set for the main asset classes as follows:

- Gilt rate – Effective 10 year yield curve rate at the balance sheet date rounded to nearest 0,25 percentage point (7,5%).
- Equity rate – Gilt rate plus 2 percentage points as an adjustment for risk (9,5%).
- Property rate – Gilt rate plus 1 percentage point as an adjustment for risk (8,5%).
- Cash – Gilt rate less 1,5 percentage points (6,0%).

The overall investment return for a block of business is based on the investment return assumptions allowing for the current mix of assets supporting the liabilities.

18. Policyholders' liabilities under insurance contracts (continued)

Investment return (continued)

The pre-taxation discount rate is set at the same rate. For the major classes of business the rate used is 9,0% per annum in 2005 (2004: 9,7% per annum). Where appropriate the investment return assumption will be adjusted to make allowance for investment expenses, taxation and the relevant prescribed margins as per PGN 104 issued by the Actuarial Society of South Africa.

For annuity and guaranteed capital bond business, discount rates are set at rates consistent with the returns implied by the assets matching the respective business, reduced by an allowance for investment expenses and the relevant prescribed margin.

Expenses

An expense analysis is performed on the actual expenses incurred in the calendar year preceding the balance sheet date.

The expenses are split between acquisition, maintenance and non-recurring expenses. The individual annual maintenance cost per policy, which forms the base for future projections, is as follows:

	2005 **R**	2004 R
Liberty Life	**258**	248
Liberty Active	**139**	154
CAHL – complex	**221**	217 [1]
CAHL – simple	**98**	80 [1]

[1] *These figures have been provided for comparative purposes only, as Liberty acquired CAHL on 1 April 2005 and are the numbers applicable as at 31 March 2005.*

The expenses derived from this analysis are adjusted by an expense inflation assumption to obtain an appropriate expense base assumption to be used in the calculation of the insurance liabilities.

Expense inflation

The inflation rate is set at 3,5 percentage points below the gilt rate investment return assumption prevailing at the balance sheet date, resulting in a best estimate expense inflation assumption of 4,0% at 31 December 2005.

Taxation

Future taxation and taxation relief are allowed for at the rates and on the bases applicable to Section 29A of the Income Tax Act at the balance sheet date. Each company's current tax position is taken into account, and taxation rates, consistent with that position and the likely future changes in that position, are allowed for. In respect of capital gains taxation (CGT), taxation is allowed for at the full CGT rate. Provision is made for CGT on unrealised gains/(losses) at the valuation date, at the full undiscounted value.

Correlations

No correlations between assumptions are allowed for.

Contribution increases

In the valuation of the liabilities, voluntary premium increases that give rise to expected profits, are not allowed for. However, compulsory increases and increases that give rise to expected losses are allowed for. This is consistent with the requirements of PGN 104.

Embedded investment derivative assumptions

The assumptions used to value embedded investment derivatives, in respect of policyholder contracts, are set in accordance with PGN 110. The expected investment return assumptions are set to be consistent with the best estimate valuation assumptions, while also taking account of the yield curve at the valuation date. Both implied market volatility and historical volatility are taken into account when setting volatility assumptions. Correlations between asset classes are set based on historical evidence.

18. Policyholders' liabilities under insurance contracts (continued)

Changes in assumptions

Modelling and other changes were made to the valuation to realign valuation assumptions with expected future experience. These changes resulted in a net increase in policyholders' liabilities of R14 million in 2005.

The primary items were:

- A reduction in the inflation gap from 4,0 percentage points to 3,5 percentage points, increasing the liability by R131 million.
- Setting up a liability in anticipation of the move from a real world model to a market consistent model for the calculation of the liabilities in respect of minimum investment guarantees, increasing the liability by R340 million.
- An adjustment to policyholders' liabilities in respect of prepaid commission, which was previously recognised as a current asset. This resulted in a decrease of the policyholders' liability in respect of insurance contracts of R1 013 million (2004: R1 096 million). The basis change is offset by a reduction in the current asset.
- A change in the economic valuation assumptions to realign the economic assumptions with expected future experience, resulting in an increase of R653 million. It should be noted that the majority of this change is offset by a corresponding change in the value of the relevant matching assets.
- The demographic experience assumptions were adjusted to reflect expected future experience, amounting to a decrease in the liability of R37 million.
- The balance of other modelling changes amounted to a decrease in liability of R60 million.

In addition, an allowance has been made for the adjustment to early termination values in terms of the statement of intent.

On 12 December 2005 a statement of intent was agreed between the minister of finance and the long-term insurance industry. In terms of the statement, minimum standards will be implemented on early termination values of retirement annuity contracts, as well as certain other contracts. Full provision has been made for the cost of these adjustments. The following adjustments amounting to R359 million are included as a basis change in the liabilities under insurance contracts.

- An amount of R172 million in respect of the retrospective cost over the period 1 January 2001 to 31 December 2005;
- An amount of R187 million in respect of the prospective cost of the adjustment to termination values and rates on in-force policies.

Sensitivity analysis

Shown in the table below are the sensitivities of the value of insurance liabilities disclosed in this note to various changes in assumptions used in the estimation of the insurance liabilities. Each value is shown with only the indicated assumption being changed and keeping all other assumptions constant. In practice, this is unlikely to occur, as changes in some of the assumptions may be correlated.

Variable	Change in liability at 31 December 2005 Rm
Future investment returns reduced by a 15% relative reduction in the valuation rate, with bonus rate changing commensurately	**2 265**
Assurance mortality and morbidity increased by 10%, annuity mortality decreased by 10%	**1 900**
Withdrawal rates increased by 10%	**172**
Maintenance expenses (other than commission) increased by 10%	**339**
Expense inflation rate increased by 1%	**268**

It should be noted that the sensitivities ignore any changes in matching assets. This is particularly relevant to the sensitivity to changes in future investment returns.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
19. Policyholders' liabilities under investment contracts				
The movement in the liabilities arising from investment contracts which are carried at fair value are summarised below:				
Investment contract liabilities before deferred taxation adjustment	**32 128**	27 544	**31 845**	27 137
Total deferred taxation applicable to fair value adjustments on investment properties [1]	**(107)**	(128)	**(107)**	(128)
Balance at beginning of year as restated for IFRS	**32 021**	27 416	**31 738**	27 009
Reclassification of contracts on adoption of IFRS	**(4 611)**		**(4 603)**	
Revaluation on adoption of IFRS	**41**		**41**	
Balance at beginning of year as restated for IFRS on 1 January 2005	**27 451**	27 416	**27 176**	27 009
Additions through business acquisition	**2 606**			
Net movement for the year	**6 881**	4 605	**7 026**	4 729
Fair value adjustment	**6 834**	4 666	**6 182**	4 689
Service fee income from investment contracts	**(720)**	(700)	**(620)**	(694)
Service fee income on contracts excluding new business	**(704)**		**(604)**	
Service fee income on new business	**(16)**		**(16)**	
Fund flows from investment contracts	**767**	639	**1 464**	734
Inflows	**8 312**	8 148	**7 911**	7 985
Outflows	**(7 545)**	(7 509)	**(6 447)**	(7 251)
Disclosed as disposal groups held for sale	**(82)**			
Balance at end of year	**36 856**	32 021	**34 202**	31 738
Comprising:	**37 006**	32 128	**34 352**	31 845
Investment contracts with DPF – guaranteed element		913		913
Investment contracts with DPF – non-guaranteed element		587		587
Investment contracts without DPF	**37 006**	30 628	**34 352**	30 345
Total deferred taxation applicable to fair value adjustments on investment properties [1]	**(150)**	(107)	**(150)**	(107)
Investment contract liabilities after deferred taxation adjustment	**36 856**	32 021	**34 202**	31 738
Current	**7 668**	6 111	**7 168**	6 086
Non-current	**29 188**	25 910	**27 034**	25 652

All financial liabilities included in investment contract liabilities were, on initial recognition, designated as at fair value through profit or loss in accordance with IAS 39.

[1] *In compliance with IAS 12 Income Taxes, deferred taxation has been provided at the use rate in respect of revaluation surpluses on investment properties held as long-term strategic investments. The Board believes that the additional deferred taxation liability, which has been debited to policyholders' liabilities for accounting purposes, does not reflect economic reality as the fair (open market) values of the investment properties already discount the income tax consequences in respect of rental income. The additional deferred taxation liability does therefore not affect policyholders' values and is reversed for statutory reporting purposes to the Financial Services Board.*

20. Financial liabilities at amortised cost

	Group	Company
	2005	**2005**
	Rm	**Rm**
Callable capital bonds [1]	**2 054**	**2 054**
Redeemable non-participating preference shares [2]	**206**	
Total financial liabilities at amortised costs	**2 260**	**2 054**
Current – refer note 26	**60**	**54**
Non-current	**2 200**	**2 000**

(1) On 12 September 2005, Liberty Group Limited issued R2 billion subordinated unsecured secondary capital callable bonds redeemable on 12 September 2017 and callable by Liberty Group Limited on 12 September 2012. The bond was launched at a spread of 120 bps over the benchmark R153 bond to yield a fixed bi-annual interest coupon of 8,93%.

The coupon rate is fixed at 8,93% and payable bi-annually on 12 March and 12 September of each year until 12 September 2012, thereafter floating at three-month JIBAR plus 186 bps and payable quarterly on 12 December, 12 March, 12 June and 12 September until maturity date.

The financial liability is designated as loans and receivables and is measured at amortised cost.

(2) Capital Alliance Special Finance (Pty) Limited, a subsidiary of Capital Alliance Holdings Limited, issued 200 000 redeemable non-participating preference shares of 1 cent each, at a share premium of R999,99 per share. The interest on these shares is calculated at 72% of the prevailing prime rate. They were redeemable after three years after the issue date of 1 September 2001, or such extended date as may be mutually agreed upon between the parties concerned, currently 1 August 2006. Interest is payable bi-annually on 1 June and 1 December.

21. Third party liabilities arising on consolidation of mutual funds

	Group	
	2005	2004
	Rm	Rm
Total third party liabilities arising on consolidation of mutual funds	**4 877**	3 523

With the adoption of IFRS certain mutual funds have been reclassified as investments in subsidiaries. Consequently fund interests not held by the group are classified as third party liabilities as they represent demand deposit liabilities measured at fair value.

	Group		Company	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
22. Retirement benefit obligation				
22.1 Summary of provided obligation				
Defined benefit pension fund obligation	**23**			
Post-retirement medical aid contribution	**196**	160	**196**	160
Total retirement benefit obligation	**219**	160	**196**	160

22.2 Details of funds

The group administers the following retirement and post-retirement medical schemes for the benefit of its employees: In all cases employer companies contributions are charged to the income statement when incurred:

Liberty Group Defined Benefit Pension Fund

The group operates a funded defined benefit pension scheme in terms of section 1 of the Income Tax Act, 1962. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes. The Pension Fund Act, 1956, governs the defined benefit pension scheme, now closed to new employees from 1 March 2001. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries.

22. Retirement benefit obligation (continued)

22.2 Details of funds (continued)

ACA Defined Benefit Fund

Capital Alliance Life Limited operates the ACA funded, paid up, defined benefit pension scheme. The Pension Fund Act, 1956, governs the defined benefit pension scheme.

Rentmeester Defined Benefit Fund

Rentmeester, a subsidiary of CAHL, operates a funded, paid up, defined benefit pension scheme. The Pension Fund Act, 1956 governs the defined benefit pension scheme.

Alnet Defined Benefit Fund

Alnet, a subsidiary of CAHL, operates a funded defined benefit pension scheme. The Pension Fund Act, 1956 governs the defined benefit pension scheme. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries.

Liberty Defined Contribution Pension Fund [1]

Liberty Group Limited operates a funded defined contribution pension scheme in terms of Section 1 of the Income Tax Act, 1962. The Pension Fund Act, 1956 governs the scheme. The Liberty Defined Contribution Pension Fund offers a benefit to Liberty Life employees based on the accumulated contributions and investment returns at retirement.

Liberty Provident Fund [1]

The Liberty Provident Fund offers a benefit to Liberty Life employees, based on the accumulated contributions and investment returns at retirement. The Pension Fund Act, 1956 governs the scheme. The group contributes to the scheme for the benefit of employees in terms of the rules of the fund.

Liberty Agency Fund [1]

The Provident Fund offers a benefit to the group's qualifying agents based on the accumulated contributions and investment returns at retirement. The employer makes a predetermined rate of contribution per month as stipulated in the rules of the fund. The Pension Fund Act, 1956 governs the scheme.

Liberty Active Provident Fund [1]

The Liberty Active Provident Fund came into effect on 1 February 2005. The fund offers a benefit to Liberty Active employees, based on the accumulated contributions and investment returns at retirement. The employer makes a predetermined rate of contribution per month as stipulated in the rules of the fund. The Pension Fund Act, 1956 governs the scheme.

Liberty Franchise Umbrella Fund [1]

The Pension Fund Act, 1956 governs the scheme. The umbrella fund offers a benefit to registered qualifying franchises, on the accumulated contributions and investment returns at retirement. The employer makes a predetermined rate of contribution per month as stipulated in the rules of the fund.

Alnet Defined Contribution Pension Fund [1]

Alnet, a subsidiary of CAHL operates a funded defined contribution pension scheme in terms of Section 1 of the Income Tax Act, 1962. The Pension Fund Act, 1956 governs the scheme. The Alnet Defined Contribution Pension Fund offers a benefit to Alnet employees based on the accumulated contributions and investment returns at retirement.

Alnet Provident Fund [1]

The Alnet Provident Fund offers a benefit to Alnet employees based on the accumulated contributions and investment returns at retirement. The Pension Fund Act, 1956 governs the scheme. The Group contributes to the scheme for the benefit of employees in terms of the rules of the fund.

Rentmeester Defined Contribution Pension Fund [1]

Rentmeester, a subsidiary of CAHL operates a funded paid up defined contribution pension scheme in terms of Section 1 of the Income Tax Act, 1962. The Pension Fund Act, 1956 governs the scheme. The Rentmeester Defined Contribution Pension Fund offers a benefit to Rentmeester employees based on the accumulated contributions and investment returns at retirement.

[1] *All these schemes are defined contribution schemes, therefore, there can be no future obligation against Liberty Group Limited for unfunded benefits.*

Post-retirement medical benefit

The group operates an unfunded post-retirement medical aid benefit for employees who joined the group prior to 1 July 1998. Medical aid costs are included in the income statement within general marketing and administration expenses in the period during which the employees render services to the group. For past service of employees the group recognised and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis using the projected unit credit method.

22. Retirement benefit obligation (continued)

22.3 Transactions between group companies and the funds

22.3.1 The contributions which the group companies have made on behalf of the employees during the year are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
Retirement				
Defined benefit funds	**16**	14	**13**	14
Defined contribution funds	**139**	127	**134**	127
Group life and income protection	**25**	24	**25**	24
Medical				
Post-retirement medical benefit paid	**5**	4	**4**	3

22.3.2 Certain funds have contracted STANLIB Limited (joint venture of the group) to manage the funds' investments and fees paid are as follows:

	Company	
	2005	2004
	R'000	R'000
Defined benefit funds	**2 738**	2 224
Defined contribution funds	**4 881**	5 079

22.3.3 Certain funds have various banking relationships with Standard Bank Group Limited and their subsidiaries. The summary of opening and closing balances and bank charges paid are as follows:

	Balance deposited		Fees and bank charges	
	2005	2004	**2005**	2004
	R'000	R'000	**R'000**	R'000
Defined benefit funds				
Balance at 1 January	**2 770**	348		
Balance at 31 December	**467**	2 770	**217**	291

22.3.4 Certain funds have outsourced their management to Liberty Group Limited. The summary of fees paid is as follows:

	2005	2004
	R'000	R'000
Defined benefit funds	**343**	517
Defined contribution funds	**2 971**	3 435

22.3.5 Alnet Defined Benefit Fund

During 2005, the trustees of the Alnet Defined Benefit Fund, Alnet Defined Contribution Pension Fund and Alnet Provident Fund withdrew insurance policies valued at R21 million. These policies were held with Rentmeester Versekeraars Beperk, a group subsidiary. Proceeds were invested in Liberty Group Limited insurance policies on the same day.

22. Retirement benefit obligation (continued)

22.3 Transactions between group companies and the funds (continued)

22.3.6 The following retirement benefit funds have insurance policies with Liberty Group Limited and its subsidiaries held as investment policies in the funds. A summary of the transactions for each policy within each fund follows:

Liberty Defined Contribution Pension Fund

	Fund value	
	2005 Rm	2004 Rm
Balance at 1 January	**102**	60
Premiums	**17**	36
Fair value adjustments	**34**	20
Withdrawals	**(12)**	(14)
Balance at 31 December	**141**	102

Liberty Provident Fund

	Fund value	
	2005 Rm	2004 Rm
Balance at 1 January	**923**	794
Premiums	**100**	98
Fair value adjustments	**275**	178
Withdrawals	**(166)**	(147)
Balance at 31 December	**1 132**	923

Liberty Agency Fund

	Fund value	
	2005 Rm	2004 Rm
Balance at 1 January	**691**	616
Premiums	**42**	42
Fair value adjustments	**163**	86
Withdrawals	**(107)**	(53)
Balance at 31 December	**789**	691

Liberty Active Provident Fund

	Fund value	
	2005 Rm	2004 Rm
Premiums	**1 669**	
Fair value adjustments	**60**	
Withdrawals	**(484)**	
Balance at 31 December	**1 245**	

22. Retirement benefit obligation (continued)

22.3 Transactions between group companies and the funds (continued)

22.3.6 The following retirement benefit funds have insurance policies with Liberty Group Limited and its subsidiaries held as investment policies in the funds. A summary of the transactions for each policy within each fund follows (continued):

Liberty Franchise Umbrella Fund

	Fund value	
	2005 Rm	2004 Rm
Balance at 1 January	**16**	10
Premiums	**6**	5
Fair value adjustments	**6**	3
Withdrawals	**(3)**	(2)
Balance at 31 December	**25**	16

Alnet Defined Benefit Pension Fund

	Fund value
	2005 Rm
Additions through business acquisition	**9**
Premiums	**1**
Withdrawals	**(2)**
Fair value adjustments	**2**
Balance at 31 December	**10**

Alnet Provident Fund

	Fund value
	2005 Rm
Additions through business acquisition	**7**
Premiums	**1**
Fair value adjustments	**1**
Balance at 31 December	**9**

Alnet Defined Contribution Pension Fund

	Fund value
	2005 Rm
Additions through business acquisition	**8**
Premiums	**1**
Withdrawals	**(3)**
Fair value adjustments	**1**
Balance at 31 December	**7**

	Liberty pension fund		ACA defined benefit fund [3]	Rent-meester defined benefit fund [3]	Alnet defined benefit fund [3]
	2005	2004	**2005**	**2005**	**2005**
	Rm	Rm	**Rm**	**Rm**	**Rm**
22. Retirement benefit obligation (continued)					
22.4 Retirement benefit obligation					
(a) Change in defined benefit funded obligation					
In the opinion of the pension fund valuator, after the most recent statutory actuarial valuation as at 1 January 2006, the defined benefit plan was financially sound.					
Present value of funded obligation at beginning of year	**561**	513			
Additions through business acquisition			**6**	**13**	**32**
Adjustments [1]		13			
Service cost benefits earned during the year	**16**	16			**1**
Interest cost on projected benefit obligation	**42**	30		**1**	
Actuarial loss	**59**	48	**1**		**1**
Benefits paid	**(41)**	(59)		**(11)**	**(2)**
Present value of funded obligation at end of year	**637**	561	**7**	**3**	**32**
Change in plan assets					
Fair value of plan assets at beginning of year	**1 093**	901			
Additions through business acquisition			**8**	**9**	**10**
Expected return on plan assets	**77**	74	**1**	**1**	**1**
Actuarial gain	**188**	163	**1**		**(1)**
Employer contribution	**15**	14		**4**	**1**
Benefits paid	**(41)**	(59)		**(11)**	**(2)**
Fair value of plan assets at end of year	**1 332**	1 093	**10**	**3**	**9**
Excess not recognised [2]	**695**	532	**3**	**–**	**–**
Fund deficit recognised in balance sheet	**–**	–	**–**	**–**	**(23)**
Analysis of the defined benefit pension fund obligation movement					
Adjustment for change in valuation basis		13			
Current service cost	**16**	16			**1**
Interest cost	**42**	30		**1**	
Expected return on plan assets	**(77)**	(74)	**(1)**	**(1)**	**(1)**
Net actuarial gain recognised in year	**(129)**	(115)			**2**
Employer contributions	**(15)**	(14)		**(4)**	**(1)**
Total	**(163)**	(144)	**(1)**	**(4)**	**1**

[1] *The statutory valuation basis of Liberty Pension Fund has changed from a long-term stable basis to a market related valuation basis. Liabilities are valued using market interest rates. The adjustment represents the impact on the liability due to the change in valuation methodology.*

[2] *No asset is recognised in respect of the surplus, as the apportionment of the surplus between the respective company and members still needs to be approved by the Registrar of Pension Funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.*

[3] *The ACA Defined Benefit Fund, Rentmeester Defined Benefit Fund and Alnet Defined Benefit Fund form part of the Capital Alliance Holdings Group, which was acquired during 2005. Therefore, no comparatives are included for 2004.*

	Group and Company	
	2005 Rm	2004 Rm
22. Retirement benefit obligation (continued)		
22.4 Retirement benefit obligation (continued)		
(b) Change in post-retirement medical aid obligation		
Present value of unfunded obligation at beginning of year	**160**	155
Service cost benefits earned during the year	**6**	6
Interest cost on projected benefit obligation	**23**	20
Actuarial loss/(gain)	**7**	(21)
Present value of unfunded obligation at end of year	**196**	160
Net liability recognised in balance sheet	**196**	160
Current	**54**	55
Non-current	**142**	105

(c) Assumptions used [(1)]

	Liberty pension fund		Alnet defined benefit fund	Post-retirement medical aid	
	2005	2004	**2005**	**2005**	2004
The valuation was based on the following principal actuarial assumptions:					
Anticipated after taxation returns on investments	**7%**	7%	**7%**	**7%**	7%
Discount rate	**7%**	7%	**7%**	**7%**	7%
Future salary increases (excluding increases on promotion)	**5%**	5%	**5%**	**5%**	5%
Medical cost trend rate				**6%**	11%
Retirement age: – executives	**63**	63	**63**	**63**	63
– others	**65**	65	**65**	**65**	65
Investments in excess of 5% of plan assets					
Anglo American plc (Rm)	**52**				
Investments in employer and holding companies	**Rm**	Rm			
Standard Bank Group Limited	**49**	42			
Liberty Holdings Limited	**10**	13			

[(1)] *The ACA defined benefit fund and Rentmeester defined benefit fund are paid-up funds and therefore, assumptions are not applicable.*

	Group	Company
	2005 Rm	2005 Rm
23. Deferred revenue		
Adoption of IFRS as at 1 January 2005 [(1)]	58	51
Additions through business acquisition	3	
Realised through the income statement	(9)	(6)
Deferred income relating to new business	16	16
Net carrying amount at end of year	68	61
Current	7	7
Non-current	61	54

Deferred revenue is front-end fees received from investment contract holders as a prepayment for asset management and related services. These amounts are non-refundable and released as income as the services are rendered.

[(1)] *The adjustment to opening retained surplus as at 1 January 2005 was as a result of the implementation of the amendment to IAS 18 Revenue Recognition, relating to investment management fees. There are no comparatives for 2004 as Liberty Group Limited elected to apply the IFRS 1 election not to restate comparatives..*

	Asset/ (liability) at beginning of the year as previously stated	Adoption of IFRS	Reinsurance recapture and additions through business acquisition	Change in the taxation rate	(Provision)/ release for the year	Disclosed as disposal groups held for sale	Asset/ (liability) at end of the year
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
24. Deferred taxation							
Group							
Normal taxation	(5)	(611)	(321)	1	(416)	15	(1 337)
Prepaid commission	(19)				19		–
Investment properties revaluation surpluses		(564)			(242)		(806)
Policyholder liabilities change in valuation basis			(17)		(399)		(416)
Special transfer to life fund			172		189		361
Intangible assets – PVIF		(47)	(410)	1	35		(421)
Deferred acquisition costs			(37)		(45)		(82)
Deferred revenue liability					18		18
Provisions	14		(29)		9	15	9
Capital gains taxation	(631)	15	20	8	(441)		(1 029)
Total	(636)	(596)	(301)	9	(857)	15	(2 366)
Disclosed as:							
Deferred taxation asset							88
Deferred taxation liability							(2 454)
							(2 366)

	Asset/ (liability) at beginning of the year as previously stated	Adoption of IFRS	Change in the taxation rate	(Provision)/ release for the year	Asset/ (liability) at end of the year
	Rm	Rm	Rm	Rm	Rm
24. Deferred taxation (continued)					
Company					
Normal taxation	(5)	(611)	1	(450)	(1 065)
Prepaid commission	(19)			19	–
Investment properties revaluation surpluses		(564)		(242)	(806)
Policyholder liabilities change in valuation basis				(376)	(376)
Special transfer to life fund				184	184
Intangible assets – PVIF		(47)	1	6	(40)
Deferred acquisition costs				(54)	(54)
Deferred revenue liability				18	18
Provisions	14			(5)	9
Capital gains taxation	(572)	15	7	(321)	(871)
Total	(577)	(596)	8	(771)	(1 936)
Disclosed as:					
Deferred taxation asset					–
Deferred taxation liability					(1 936)
					(1 936)

	Group		Company	
Movement summary	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
Balance at beginning of year as originally stated	(1 232)	(313)	(1 173)	(299)
Adjustments arising on adoption of IFRS		(708)		(708)
Additions through business acquisition	(291)			
Additions arising from reinsurance recapture	(10)			
Change in taxation rate	9		8	
Charge through the income statement	(858)	(53)	(772)	(8)
Release/(charge) directly to equity	1	(158)	1	(158)
Disclosed as disposal groups held for sale	15			
Balance at end of year	(2 366)	(1 232)	(1 936)	(1 173)
Deferred tax assets				
Current				
Non-current	88			
	88			
Deferred tax liabilities				
Current	(35)	(20)	(13)	(18)
Non-current	(2 419)	(1 212)	(1 923)	(1 155)
	(2 454)	(1 232)	(1 936)	(1 173)

	Property		Leave pay		Incentive scheme		Retention bonuses		Restructuring		Total	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
25. Provisions												
Group												
Balance at beginning of year	**5**	9	**28**	26	**54**	36	**–**	3			**87**	74
Additional provision raised		5	**51**	44	**71**	51			**39**		**161**	100
Additions through business acquisition			**18**		**6**						**24**	
Utilised during the year	**(5)**	(9)	**(50)**	(42)	**(48)**	(33)		(3)			**(103)**	(87)
Disclosed as disposal groups held for sale			**(5)**		**(6)**						**(11)**	
Balance at end of year	**–**	5	**42**	28	**77**	54	**–**	–	**39**	–	**158**	87
Company												
Balance at beginning of year	**5**	9	**26**	23	**48**	30	**–**	3			**79**	65
Additional provision raised		5	**41**	40	**64**	46			**39**		**144**	91
Utilised during the year	**(5)**	(9)	**(37)**	(37)	**(42)**	(28)		(3)			**(84)**	(77)
Balance at end of year	**–**	5	**30**	26	**70**	48	**–**	–	**39**	–	**139**	79

All outflows in economic benefits in respect of the provisions are expected to occur within one year.

Property

Provisions are raised for capital expenditure on completed properties which are undergoing refurbishments.

Leave pay

In terms of the group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it, failing which it is forfeited. Discretionary leave can be sold back to the company while compulsory leave cannot be sold back to the company.

Incentive scheme

In terms of the group policy, selected employees at the discretion of directors receive an incentive bonus. The incentive bonus relates to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

In 2003 certain key employees of the group were granted retention bonuses which were paid during 2004.

Restructuring

This relates to the restructuring costs to be incurred on the ongoing restructuring of Liberty Life's operations, after the acquisition of Capital Alliance Holdings Limited.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
26. Insurance and other payables				
Current balances related to insurance business	**1 081**	955	**939**	769
Outstanding claims and surrenders	**906**	857	**776**	671
Commission creditors	**87**	98	**86**	98
Statement of intent accrual for out-of-force contracts	**88**		**77**	
Current balances related to investment business	**220**	193	**220**	193
Outstanding claims and surrenders	**157**	118	**157**	118
Other	**63**	75	**63**	75
Total current balances related to insurance and investment business	**1 301**	1 148	**1 159**	962
Total other creditors	**2 308**	901	**1 050**	578
Sundry creditors	**1 751**	453	**652**	237
Preference share dividend	**138**	102		
Investment creditors	**359**	346	**344**	341
Current portion of financial liabilities at amortised cost (refer note 20)	**60**		**54**	
Total insurance and other payables	**3 609**	2 049	**2 209**	1 540
Current	**3 210**	1 889	**1 833**	1 380
Non-current	**399**	160	**376**	160

	Group funds invested		Contribution to earnings		Group investment gains/(losses)	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
27. Ordinary shareholders' funds						
Analysis of shareholders' funds invested:						
Insurance operations	**1 019**	109	**914**	841		
Life fund operating surplus			**1 593**	956		
Present value of in-force business	**1 019**	109	**(90)**	(13)		
Liberty Active preference dividend			**(138)**	(102)		
Working capital charge [1]			**(130)**			
Statement of intent – PFA rulings (refer note 46)			**(321)**			
Financing of insurance operations	**683**	1 052	**65**			
Fixed assets and working capital [1]	**2 883**	1 052	**130**			
Callable capital bonds and preference share liabilities	**(2 200)**		**(65)**			
Financial services operations	**449**	850	**149**	172	**2**	(16)
Electric Liberty		423	**7**	68		
Liberty Group Properties	**11**	4	**33**	24		
STANLIB	**406**	407	**107**	75		(15)
Other	**32**	16	**2**	5	**2**	(1)
Listed investments	**1 797**	2 269	**62**	94	**382**	652
Metoz		242		30	**28**	40
SABMiller	**120**	919	**9**	22	**84**	264
Other	**1 677**	1 108	**53**	42	**270**	348
Other investments	**4 540**	3 790	**254**	319	**228**	113
Cash, preference shares and mutual funds	**4 052**	2 287	**157**	202	**26**	54
Foreign assets				65		(32)
Convertible bonds				(83)		37
Share of pooled portfolios	**373**	1 382	**54**	132	**102**	31
Unlisted investments	**115**	121	**43**	3	**100**	23
Disposal groups held for sale	**946**	456	**105**	46	**12**	(45)
Prefsure Holdings	**400**		**28**			
Liberty Ermitage Jersey	**546**	456	**77**	46	**12**	(45)
Administration expenses – shareholder allocation			**(163)**	(128)		
Normal taxation excluding insurance operations			**38**	(20)		
Secondary tax on companies			**(74)**	(74)		
Capital gains taxation on shareholder specific assets					**(133)**	(173)
Net investment gains			**491**	531	**(491)**	(531)
Goodwill impairment			**(397)**			
Loss on sale of Hightree Financial Services			**(2)**			
Total shareholders' funds	**9 434**	8 526	**1 442**	1 781	**–**	–
Earnings						
Recognised in the income statement			**1 442**	1 838		
Recognised directly in equity [2]				(57)		
			1 442	1 781		

[1] With effect from 1 July 2005 Liberty Group Limited established a working capital funding loan between insurance operations and shareholder assets, subsequently supported by the callable capital bonds issue. Inter divisional interest is charged at 8,77% nacm which is equivalent to the callable capital bond's interest rate.

[2] Prior to the implementation of IFRS unrealised investment gains or losses on shareholder designated assets were taken directly to equity. With effect from 1 January 2005 all gains and losses are taken to earnings.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
28. Share capital and share premium				
Share capital				
Authorised share capital				
400 000 000 ordinary shares of 10 cents each	**40**	40	**40**	40
Unissued shares excluding unissued shares reserved				
60 985 961 (2004: 92 767 590) ordinary shares of 10 cents	**6**	9	**6**	9
Unissued shares reserved				
For the purpose of the Senior Executive Share Option Scheme 845 892 (2004: 919 780) ordinary shares of 10 cents each	**–**	–	**–**	–
For the purpose of the Share Trust 8 567 802 (2004: 6 468 833) ordinary shares of 10 cents each	**1**	1	**1**	1
For the purpose of the Group Share Incentive Scheme 23 776 641 (2004: 23 250 890) ordinary shares of 10 cents each	**2**	2	**2**	2
For the purpose of the Liberty Life Equity Growth Scheme 27 659 291 (2004: Nil) ordinary shares of 10 cents each	**3**	–	**3**	–
	6	3	**6**	3
Issued share capital				
Ordinary shares of 10 cents each:				
Balance at beginning of year – 276 592 907 (2004: 274 671 036)	**28**	28	**28**	28
Issued during the year – 1 571 506 (2004: 1 921 871)	**–**	–	**–**	–
Treasury shares held by subsidiary – 214 791 (2004: Nil)	**–**	–	**–**	–
Balance at end of the year – group 277 949 622, company 278 164 413 (2004: 276 592 907 group and company)	**28**	28	**28**	28
Share premium				
Balance at beginning of year	**2 245**	2 162	**2 245**	2 162
1 571 506 (2004: 1 921 871) ordinary shares issued at an average premium of R43,68 (2004: R43,34) per share in terms of the Senior Executive Share Option Scheme, Share Trust and Group Share Incentive Scheme	**68**	83	**68**	83
Balance at end of year	**2 313**	2 245	**2 313**	2 245
Total issued share capital and share premium	**2 341**	2 273	**2 341**	2 273

The following unissued shares are under the general authority and control of the directors which authority expires at the annual general meeting to be held on 22 May 2006: 27 659 290 (2004: 27 467 103) ordinary shares of 10 cents each.

Details of the movements in share options outstanding as at 31 December 2005 can be found on page 17 of the Corporate Governance report.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
29. New business				
New business premium income from insurance contracts	**10 806**	7 046	**8 455**	5 239
New fund inflows from investment contracts	**5 829**	6 316	**5 480**	6 153
New service fee income from investment contracts	**38**	78	**38**	78
Total new business	**16 673**	13 440	**13 973**	11 470
Individual business	**11 250**	9 240	**8 823**	7 381
Group business	**2 952**	2 066	**2 878**	2 146
Immediate annuities	**2 471**	2 134	**2 272**	1 943
Comprising:				
New business – recurring	**3 559**	3 158	**2 412**	2 449
Individual	**2 924**	2 674	**1 869**	1 965
Group	**635**	484	**543**	484
New business – single	**13 114**	10 282	**11 561**	9 021
Individual	**8 326**	6 566	**6 954**	5 416
Group	**2 317**	1 582	**2 335**	1 662
Immediate annuities	**2 471**	2 134	**2 272**	1 943
Total new business	**16 673**	13 440	**13 973**	11 470
New business index	**4 870**	4 186	**3 568**	3 351
Natural increases	**959**	846	**848**	803
New business index net of contractual increases	**3 911**	3 340	**2 720**	2 548
Value of new business written in the year	**777**	815		
New business margin (net of contractual increases)	**19,9%**	24,4%		

New business index is an internationally accepted measure calculated as the sum of annualised recurring new business plus 10% of new single premiums and inflows for the year.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
30. Premiums				
Net insurance premiums	**18 979**	12 406	**13 682**	9 914
Fund inflows from investment contracts	**8 312**	8 148	**7 911**	7 985
Net premium income from insurance contracts and inflows from investment contracts	**27 291**	20 554	**21 593**	17 899
Individual	**18 263**	14 181	**13 876**	11 652
Group [1]	**6 499**	4 209	**5 392**	4 274
Immediate annuities	**2 529**	2 164	**2 325**	1 973
Comprising:				
Recurring	**13 896**	10 319	**9 951**	8 909
Individual	**9 762**	7 692	**6 894**	6 297
Group	**4 134**	2 627	**3 057**	2 612
Single	**13 395**	10 235	**11 642**	8 990
Individual	**8 501**	6 489	**6 982**	5 355
Group [1]	**2 365**	1 582	**2 335**	1 662
Immediate annuities	**2 529**	2 164	**2 325**	1 973
Net premium income from insurance contracts and inflows from investment contracts	**27 291**	20 554	**21 593**	17 899

[1] *Group balances are stated net of inter-company eliminations between group companies.*

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
31. Investment income				
Financial assets held at fair value				
Interest income	**3 700**	2 624	**2 430**	2 242
Interest income excluding consolidation of mutual funds	**2 954**	2 081	**2 430**	2 242
Mutual funds	**746**	543		
Dividends received	**2 093**	1 584	**1 710**	1 370
Listed shares	**1 897**	1 331	**1 511**	1 135
Unlisted shares	**139**	196	**142**	178
Mutual funds	**57**	57	**57**	57
Rental income [1]	**1 233**	1 181	**1 060**	1 083
Financial instruments held-to-maturity				
Interest income	**71**	148	**50**	55
Dividends from subsidiaries and joint ventures			**2 938**	80
Subsidiaries [2]			**2 857**	80
Joint ventures [3]			**81**	–
Scrip lending fees	**2**	1	**2**	1
Sundry income	**14**	1	**13**	
Sundry income excluding consolidation of mutual funds	**13**		**13**	
Mutual funds	**1**	1		
Total investment income	**7 113**	5 539	**8 203**	4 831

[1] *Notional rent relating to owner-occupied properties of R113 million (2004: R110 million) has been eliminated.*

	2005 Rm	2004 Rm
[2] *Dividends received from subsidiaries:*		
Electric Liberty (Pty) Limited	**–**	26
Liblife (Jersey) Limited	**2 321**	–
Liberty Active Limited	**511**	–
Liberty Group Properties (Pty) Limited	**25**	25
Liblife International B.V.	**–**	23
Libsil Holdings (Pty) Limited	**–**	6
Total	**2 857**	80
[3] *Dividends received from joint ventures:*		
STANLIB Limited	**77**	–
The Cullinan Hotel (Pty) Limited	**4**	–
Total	**81**	–

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
32. Investment gains/(losses)	**23 135**	12 326	**19 863**	11 730
Investment properties	**908**	535	**906**	538
Financial instruments	**21 375**	13 043	**18 258**	12 426
Foreign exchange differences	**852**	(1 252)	**699**	(1 234)
Mutual funds	**1 423**	962		
Subsidiary impairment (charge)/reversal			**(426)**	47
Per the income statement	**24 558**	13 288	**19 437**	11 777
Net unrealised investment movements attributable to shareholders' assets recognised against equity		105		241
Total investment gains	**24 558**	13 393	**19 437**	12 018
33. Claims and policyholders' benefits				
Claims and policyholders' benefits under insurance contracts	**14 795**	9 639	**9 750**	8 759
Payments under investment contracts	**7 545**	7 509	**6 447**	7 251
	22 340	17 148	**16 197**	16 010
Insurance claims recovered from reinsurers	**(775)**	(234)	**(238)**	(226)
Net claims and policyholders' benefits	**21 565**	16 914	**15 959**	15 784
Comprising:				
Individual	**15 844**	10 854	**11 049**	9 737
Death and disability claims	**2 522**	1 882	**1 609**	1 393
Policy maturity claims	**4 706**	3 427	**2 734**	2 813
Policy surrender claims	**6 516**	4 005	**5 251**	4 219
Annuity payments	**2 100**	1 540	**1 455**	1 312
Group [1]	**5 721**	6 060	**4 910**	6 047
Death and disability claims	**1 187**	502	**531**	489
Scheme terminations	**261**	276	**257**	276
Scheme member withdrawals	**1 985**	1 448	**1 884**	1 448
Annuity payments	**269**	251	**269**	251
Investment only terminations and withdrawals	**2 019**	3 583	**1 969**	3 583
Total claims and policyholders' benefits	**21 565**	16 914	**15 959**	15 784

[1] *Group balances are stated net of inter-company eliminations between group companies.*

	Group 2005 Rm	Group 2004 Rm	Company 2005 Rm	Company 2004 Rm
34. General marketing and administration expenses				
Comprising:				
Employee costs	**1 217**	1 016	**861**	768
Office costs	**833**	736	**601**	635
Training and development costs	**179**	133	**139**	108
Mutual fund expenses	**137**	116		
Other	**1 246**	832	**646**	612
Total general marketing and administration expenses	**3 612**	2 833	**2 247**	2 123
General marketing and administration expenses include the following:				
Amortisation of intangible assets	**175**	56	**60**	56
Auditors' remuneration	**25**	14	**12**	12
Audit fees – Current year	**24**	11	**12**	9
Other services	**1**	3		3
Consulting fees	**91**	48	**50**	36
Depreciation	**126**	124	**97**	103
Computer equipment	**63**	70	**52**	63
Purchased computer software	**10**	6	**7**	3
Fixtures, furniture and fittings	**35**	33	**23**	22
Office equipment and office machines	**7**	6	**5**	6
Motor vehicles	**11**	9	**10**	9
Direct operating expenses on investment properties	**429**	391	**329**	301
Equipment impairment	**6**			
Intangible assets impairment	**20**	6		6
Loss on disposal of equipment	**2**	13	**3**	13
Management fees	**231**	216	**132**	138
Operating lease charges – equipment	**45**	34	**24**	18
Operating lease charges – property	**82**	76	**69**	71
Other related South African taxes	**213**	262	**160**	214
Financial services levy	**8**	5	**5**	4
Non-recoverable value added taxation	**187**	234	**139**	189
Regional services council levies	**18**	23	**16**	21
Restructuring expense [1]	**184**		**147**	
Share-based payment expense	**40**	14	**36**	12
[1] Restructuring expense	**184**		**147**	
Retrenchment and other staff related costs	**80**		**74**	
Infrastructure and office costs	**70**		**57**	
Systems and processes	**32**		**14**	
Consolidation of marketing and distribution	**2**		**2**	

	Company	
	2005 R'000	2004 R'000
34. General marketing and administration expenses (continued)		
Directors' emoluments		
Chairman's and non-executive directors' fees	**2 215**	1 649
Executive directors	**12 399**	10 723
Basic salaries	**4 291**	4 201
Bonuses and performance related payments	**6 500**	5 290
Expense allowances	**213**	184
Retirement and medical benefits	**556**	556
Other incentives and benefits	**278**	324
Gains on implementation of share options	**561**	168
Total emoluments (with the exception of gains on implementation of share options, all paid by the company)	**14 614**	12 372

Full details of the directors' emoluments are contained in the Corporate Governance Report on pages 18 and 19.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
35. Share-based payments				
Reconciliation of reserve				
Staff options				
Group/company	**32**	15	**28**	13
Recovery from group companies and joint venture	**5**	2	**9**	4
BEE transaction				
Group/company	**27**	4	**24**	3
Recovery from group companies and joint venture	**2**		**4**	1
Total share-based payments reserve	**66**	21	**65**	21
Movement for the year	**45**	16	**44**	16
Per the income statement	**40**	14	**36**	12
Recovery from group companies and joint venture	**5**	2	**8**	4

Staff options

Liberty Life has a number of share incentive schemes, which entitles key management personnel and senior employees to purchase Liberty Group Limited shares. These share incentive schemes are the Liberty Group Senior Executive Share Options Scheme, the Liberty Group Share Trust, the Liberty Group Share Incentive Scheme and the Liberty Life Equity Growth Scheme. More details regarding the decision to grant share options to individuals are described in the Corporate Governance report on page 16. During 2005, the Liberty Life Equity Growth Scheme was implemented, which confers rights to employees to acquire Liberty Group Limited ordinary shares equivalent to the value of the right at date of exercise. Both the previous equity compensation plans and the new equity rights scheme are classified as equity-settled share option plans in accordance with the requirements of IFRS 2.

35. Share-based payments (continued)

Staff options (continued)

The following is a summary of the terms and conditions of the share options granted:

Date granted	Price payable per share	Final vesting date	Shares under option at beginning of year	Options/ rights granted during year	Options/ rights implemented during year	Options/ rights cancelled during year	Shares under option/ rights at end of year
14/03/2003	R49,75	14/03/2008	1 479 300		40 544	83 956	1 354 800
02/06/2003	R48,50	02/06/2008	166 000				166 000
12/09/2003	R50,00	12/09/2008	30 000				30 000
24/11/2003	R49,85	24/11/2008	113 800		13 419	14 081	86 300
15/03/2004	R54,25	15/03/2009	1 201 100		13 652	87 148	1 100 300
02/08/2004	R51,30	02/08/2009	125 000				125 000
01/09/2004	R55,00	01/09/2009	120 000				120 000
15/11/2004	R63,55	15/11/2009	121 000				121 000
02/12/2004	R63,99	02/12/2009	100 000				100 000
03/01/2005	R66,60	03/01/2010		50 000			50 000
21/04/2005	R62,00	21/04/2010		1 177 350		22 350	1 155 000
20/06/2005	R58,75	20/06/2010		100 000		50 000	50 000
06/10/2005	R63,00	06/10/2010		80 000			80 000
01/11/2005	R64,50	01/11/2010		10 000			10 000
21/11/2005	R68,70	21/11/2010		30 000			30 000
01/12/2005	R72,70	01/12/2010		20 000			20 000

The weighted average share price for the year was R65,34.

A binominal tree model and a modified binominal tree model were used in order to value the share options, and share rights respectively. The fair value of the share options granted during the year and the assumptions used are as follows:

Exercise price	R58,75 – R72,70
Expected volatility (%)	30,78% – 31,07%
Option life	5 years
Dividend yield (%)	3,85% – 5,04%

Share-based payment expense recognised during 2005 relating to the share options was R17 million (company: R15 million) (2004: group: R10 million, company: R9 million). The share options have been classified as an equity-settled scheme, and therefore, a share-based payment reserve has been recognised.

Black Economic Empowerment (BEE) transaction and IFRS 2

Liberty Life entered into a BEE transaction during 2004, which resulted in the recognition of a share-based payment expense, based on guidance from the IASB and the South African Institute of Chartered Accountants (SAICA). The guidance states that IFRS 2 should be applied to all transactions in which the entity receives non-financial assets, including services, and therefore, the BEE transaction was deemed to fall within the scope of IFRS 2.

The Katleho Managers Trust has acquired 10,3 million shares in Liberty Group Limited. The acquisition was financed by the trust issuing redeemable preference shares to Liberty Life. All dividends received in respect of Liberty Group Limited shares will service the preference share obligation. It is envisaged that the trust will terminate one year after the earlier of the preference shares being redeemed in full, or 2024.

Approximately 70% of the share options were allocated at inception of the transaction. These options have been valued using an appropriate model, as described below. This expense will be recognised over the vesting period, which will continue until 2010. The remaining 30% will be allocated within the next four years and the recognition of the expense relating to this portion has commenced and will continue over the vesting period.

35. Share-based payments (continued)

Staff options (continued)

The fair value of the options were measured using a stochastic simulation model, which incorporated the terms and conditions of the BEE transaction. The model requires a number of assumptions, which are as follows:

- Grant date of the options: 29 October 2004, being the last date of trade before the scheme implementation;
- Market price of the underlying shares at the grant date: R57 per share;
- Dividend yield: assumed to equal the average dividend yield of 5,22% for the 12 months preceding the grant date;
- Strike price: this will differ based on the investment return scenario generated by the valuation mode;
- Expiry date: the options are assumed to have a term of 20 years, and therefore, the expiry date will be in the year 2024;
- Volatility: the annualised standard deviation of the monthly return on Liberty Group Limited shares was used, namely 29,71%;
- Risk-free rate of interest: Bond Exchange of South Africa (BESA) zero-coupon South African government bond curve used as at the grant date. From the zero-coupon curve, a forward rate curve was derived; and
- Preference dividend rate: this rate is set at 66% (65% when the company income taxation rate was 30%) of the prime lending rate.

Share-based payment expense recognised during 2005 relating to the BEE transaction was R23 million (company: R21 million) (2004: group: R4 million, company: R3 million). The BEE transaction is classified as an equity-settled scheme, and therefore, a share-based payment reserve has been recognised.

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
36. Finance costs				
Interest expense:				
– interest paid on claims and supplier balances	**16**	9		3
– convertible bonds		77		
– interest on financial liabilities at amortised cost	**65**		**54**	
Total finance costs	**81**	86	**54**	3
37. Taxation				
37.1 Sources of taxation				
South African normal taxation	**746**	430	**555**	399
Current year taxation	**490**	526	**265**	493
Over provision prior year current taxation	**(160)**	(34)	**(160)**	(34)
Current deferred taxation	**292**	(62)	**326**	(60)
Under provision prior year deferred taxation	**125**		**125**	
Attributable to a decrease in the taxation rate	**(1)**		**(1)**	
South African capital gains taxation	**699**	342	**540**	299
Current year taxation	**266**	69	**226**	73
Deferred taxation	**441**	273	**321**	226
Attributable to a decrease in the taxation rate	**(8)**		**(7)**	
Other related South African taxes	**221**	175	**186**	164
Retirement fund taxation	**147**	101	**135**	99
Secondary tax on companies	**74**	74	**51**	65
Foreign taxation – current year normal taxation		4		
Total taxation	**1 666**	951	**1 281**	862
Charged directly to equity	**43**	158	**43**	158
Income statement	**1 623**	793	**1 238**	704

37. Taxation (continued)

37.2 Taxation rate reconciliation

	Group					Company				
	CIT [1]	RFT [2]	STC [3]	CGT [4]	Total	CIT [1]	RFT [2]	STC [3]	CGT [4]	Total
2005	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Taxation per the income statement	707	147	75	694	1 623	517	135	51	535	1 238
Taxation directly charged to equity reserves	38			5	43	38			5	43
Total taxation	745	147	75	699	1 666	555	135	51	540	1 281
Taxation specific to policyholder tax funds [5]	(385)	(147)		(547)	(1 079)	(365)	(135)		(438)	(938)
Shareholder taxation	360	–	75	152	587	190	–	51	102	343
Revenue per the income statement	1 970			1 109	3 079	4 010			735	4 745
Defined as capital				1 109	1 109				735	735
Defined as revenue	1 970				1 970	4 010				4 010
Taxable revenue directly charged to reserves	138			38	176	140			38	178
Defined as capital				38	38				38	38
Defined as revenue	138				138	140				140
Dividends paid			923		923			773		773
Ordinary			773		773			773		773
Preference			150		150					
Total	2 108		923	1 147		4 150		773	773	
	%		%	%		%		%	%	
Effective rate of taxation	17,1		8,1	13,3		4,6		6,6	13,2	
Adjustments due to:										
Income exempt from normal taxation:										
Dividends received	5,3					18,3				
Equity accounted earnings from joint ventures	1,1					0,7				
Non-tax deductible expenses	(1,7)					(0,5)				
Revenue offset for life fund taxes	8,7					4,1				
Over provision of taxes in respect of prior years	1,7					0,9				
Deferred acquisition costs and deferred revenue liability	2,3					0,9				
Change in valuation basis	(0,5)									
Utilised tax losses and special transfers	(6,5)									
Effect of differing foreign taxation rates	1,5									
Capital gains tax roll-over relief				0,2						
Base cost difference to historical cost				1,0					1,3	
Relief obtained from secondary taxation credits on dividends received			4,4					5,9		
Standard rate of South African taxation	29,0		12,5	14,5		29,0		12,5	14,5	

[1] *CIT represents corporate income taxation.*

[2] *RFT represents retirement funds taxation which is a South African tax on interest on rental income earned within defined retirement tax funds.*

[3] *STC represents secondary tax on companies which is a South African tax on defined dividend distributions to shareholders.*

[4] *CGT represents capital gains taxation which is an effective tax on defined capital gains in South Africa.*

[5] *Policyholder taxation funds are separate taxation persons which have differing taxation rules applied in the South African taxation legislation. There are three separate funds defined as untaxed, individual and corporate. As these funds and related taxes are in essence direct taxes against investments held on behalf of policyholders (not shareholders), it is not considered necessary to reconcile effective rates by fund.*

37. Taxation (continued)

37.2 Taxation rate reconciliation (continued)

	Group					Company				
	CIT (1)(7)	**RFT** (2)	**STC** (3)	**CGT** (4)(7)(8)	**Total**	**CIT** (1)(7)	**RFT** (2)	**STC** (3)	**CGT** (4)(7)(8)	**Total**
2004	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**
Taxation per the income statement	434	101	74	184	793	399	99	65	141	704
Taxation directly charged to equity reserves				158	158				158	158
Total taxation	434	101	74	342	951	399	99	65	299	862
Taxation specific to policyholder tax funds (5)(6)	(54)	(101)		(199)	(354)	(80)	(99)		(152)	(331)
Shareholder taxation	380	–	74	143	597	319	–	65	147	531
Revenue per the income statement	1 817			814	2 631	1 425			870	2 295
Defined as capital				814	814				870	870
Defined as revenue	1 817				1 817	1 425				1 425
Taxable revenue directly charged to reserves				105	105				241	241
Defined as capital				105	105				241	241
Defined as revenue										
Dividends paid			868		868			766		766
Ordinary			766		766			766		766
Preference			102		102					
Total	1 817	–	868	919		1 425	–	766	1 111	
	%		%	%		%		%	%	
Effective rate of taxation	20,9		8,5	15,6		22,4		8,5	13,2	
Adjustments due to:										
Income exempt from normal taxation:										
Dividends received exempt from normal taxation	4,7					5,2				
Equity accounted earnings from joint ventures	1,3									
Non-tax deductible expenses	(3,0)					(2,6)				
Revenue offset for life fund taxes	1,8					2,6				
Effect of differing foreign taxation rates	2,4									
Over provision of taxation in respect of prior years	1,9					2,4				
Capital losses incurred not available for capital gains taxation				(0,6)						
Base cost difference to historical cost									1,8	
Relief obtained from secondary taxation credits on dividends received			4,0					4,0		
Standard rate of South African taxation	30,0		12,5	15,0		30,0		12,5	15,0	

(6) *Normal policyholder taxation contains a charge of R242 million (2004: release of R106 million) in respect of deferred taxation relating to investment property fair value movements which as detailed in notes 18 and 19 is considered to be an effective double counting of the taxation effects implicit in the valuation.*

(7) *During the current year, the normal South African income taxation rate pertaining to companies changed from 30% to 29% and as a consequence the effective CGT rate reduced to 14,5% from 15%.*

(8) *Capital gains taxation arising on the possible disposal of subsidiaries or business units will only be provided for when a firm intention to sell has been mandated by the directors of the holding company.*

	Group 2005 Rm	Group 2004 Rm	Company 2005 Rm	Company 2004 Rm
37. Taxation (continued)				
37.3 Potential future taxation relief				
Secondary taxation credits not utilised and not provided for representing possible future STC taxation relief	**22**	3	**22**	3
South African assessed losses carried forward not provided for representing possible future normal taxation relief	**84**	46		

	Group 2005 Rm	Group 2004 Rm
38. Earnings per share		
Headline earnings	**1 841**	1 250
Total earnings	**1 442**	1 838
	Cents	Cents
Earnings per share		
Total earnings		
Basic	**572,8**	675,9
Headline	**731,2**	459,7
Fully diluted		
Basic	**560,3**	667,1
Headline	**715,3**	453,8

Definitions:

Basic earnings per share is total earnings divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings per share is total earnings adjusted for defined non-headline amounts divided by the weighted average number of ordinary shares in issue during the year.

Fully diluted basic and headline earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Both the BEE transaction and share options could potentially cause dilution. A calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options adjusted for any share based payment expense recognised. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	000's	000's
Weighted average number of shares in issue	**251 761**	271 936
Weighted average before BEE transaction	**277 557**	275 742
Effect of BEE transaction	**(25 796)**	(3 806)
Fully diluted weighted average number of shares adjustment		
Fully diluted weighted average number of shares in issue	**257 358**	275 535
Weighted average number of shares in issue	**251 761**	271 936
Adjustments for:		
Implementation of shares under option below fair value issued before 7 November 2002	**1 057**	1 198
Share options accounted for under IFRS 2 [1]	**993**	–
Effect of BEE transaction	**3 547**	2 401

[1] *Certain of the share options which have been granted after 7 November 2002, which are subject to the measurement requirements of IFRS 2 are anti-dilutive. The cost of these shares have been accounted for (refer note 35).*

	Group 2005 Rm	Group 2004 Rm	Company 2005 Rm	Company 2004 Rm
39. Reconciliation of total earnings to cash generated from/(utilised for) operations				
Total earnings	**1 456**	1 838	**3 507**	1 591
Adjustments for:				
Policyholders' liability transfers	**25 630**	14 376	**22 565**	12 681
Interest received	**(3 771)**	(2 772)	**(2 480)**	(2 297)
Interest paid	**81**	86	**54**	3
Dividends received	**(2 093)**	(1 584)	**(4 648)**	(1 450)
Taxation	**1 623**	793	**1 238**	704
Recovery of share-based payments	**5**	2	**8**	4
Net fund inflows after service fees on policyholder investment contracts	**47**	(61)	**844**	40
Service fee income deferred on new business	**16**		**16**	
Deferred acquisition costs on new business	**(147)**		**(148)**	
	22 847	12 678	**20 956**	11 276
Adjustments for non-cash items:				
Investment losses on treasury shares	**(9)**			
Amortisation of deferred acquisition costs	**121**		**101**	
Amortisation of deferred revenue liability	**(9)**		**(6)**	
Retained income of joint ventures	**(10)**	(73)		
Amortisation of intangible assets	**175**	56	**60**	56
Impairment of intangible assets	**20**	6		6
Depreciation of equipment	**126**	124	**97**	103
Impairment of equipment	**6**			
Impairment of goodwill	**397**			
Loss on sale of Hightree Financial Services Limited	**2**			
Loss on disposal of equipment	**2**	13	**3**	13
Amortisation of bond issue costs		3		
Share-based payments	**40**	14	**36**	12
Investment gains	**(24 558)**	(13 288)	**(19 437)**	(11 777)
Investment gains attributable to third party mutual fund liabilities	**1 354**	1 028		
Income attributable to minority shareholders in subsidiaries	**138**	102		
Movement on provisions	**58**	13	**60**	14
Impairment of subsidiary investments			**410**	(47)
	700	676	**2 280**	(344)
Working capital changes:	**2 569**	347	**1 396**	192
Prepayments, insurance and other receivables	**1 681**	318	**691**	107
Insurance and other payables	**888**	29	**705**	85
Cash generated from/(utilised for) operations	**3 269**	1 023	**3 676**	(152)
40. Dividends paid				
Dividends as per statement of changes in group shareholders' funds	**(773)**	(766)	**(773)**	(766)
Dividends received on preference shares held in relation to BEE transaction	**72**		**72**	
Dividends paid to minority shareholders in subsidiary	**(102)**	(95)		
Total dividends paid	**(803)**	(861)	**(701)**	(766)
41. Taxation paid				
Taxation payable and deferred taxation at beginning of year	**(1 402)**	(1 145)	**(1 289)**	(1 022)
Addition through business acquisition	**(303)**			
Taxation attributable to group and company	**(1 666)**	(951)	**(1 281)**	(862)
Charged directly to equity	**(43)**	(158)	**(43)**	(158)
Charged directly to the income statement	**(1 623)**	(793)	**(1 238)**	(704)
	2 870	1 402	**2 214**	1 289
Taxation payable and deferred taxation at end of year	**2 847**	1 402	**2 214**	1 289
Reclassified as disposal groups held for sale	**23**			
Total taxation paid	**(501)**	(694)	**(356)**	(595)

42. Business acquisition and disposal

42.1 Acquisition of Capital Alliance Holdings Limited (CAHL)

On 1 April 2005, Liberty Life acquired 100% of the issued share capital (excluding existing holdings), at a purchase price consideration of R3 047 million, utilising excess shareholder funds.

CAHL is a proven integrator of life books that specialises in the reduction of back office and administration costs through the improvement of service levels and operational efficiencies.

The assets and liabilities arising from the acquisition are as follows:

Rm	Total recognised values	Value of in-force acquired	Net asset value
Equipment	**24**		**24**
Owner-occupied properties	**19**		**19**
Investment properties	**89**		**89**
Intangible assets	**1 467**	**1 331**	**136**
Deferred acquisition costs	**123**		**123**
Interests in joint ventures	**51**		**51**
Interests in associates	**78**		**78**
Reinsurance assets	**866**		**866**
Deferred taxation assets	**263**		**263**
Financial instruments	**16 371**		**16 371**
Prepayments, insurance and other receivables	**1 731**		**1 731**
Cash and cash equivalents	**1 445**		**1 445**
Policyholders' liabilities – insurance contracts	**15 211**		**15 211**
Insurance contracts with DPF – guaranteed element	**1 864**		**1 864**
Insurance contracts with DPF – non-guaranteed element	**787**		**787**
Insurance contracts without DPF	**12 560**		**12 560**
Policyholders' liabilities – investment contracts	**2 606**		**2 606**
Investment contracts with DPF-guaranteed element	**21**		**21**
Investment contract with DPF-non-guaranteed element	**88**		**88**
Investment contracts without DPF	**2 497**		**2 497**
Financial liabilities at amortised cost	**(200)**		**(200)**
Retirement benefit obligation	**(24)**		**(24)**
Deferred revenue	**(3)**		**(3)**
Deferred taxation liability	**(554)**	**(386)**	**(168)**
Provisions	**(24)**		**(24)**
Insurance and other payables	**(1 082)**		**(1 082)**
Current taxation	**(12)**		**(12)**
Minority interests	**(161)**		**(161)**
Net identifiable assets and liabilities	**2 650**	**945**	**1 705**
Goodwill on acquisition	**397**		
Consideration paid	**3 047**		
Less cash acquired	**(1 445)**		
Net cash outflow	**1 602**		

The goodwill arose from the residual cost of the acquisition over the embedded value at acquisition date, which could not be attributed to any other asset (no other intangibles existed). In the case of CAHL, no value was placed on the potential to generate new business, as CAHL is essentially a "closed book" administrator.

In the nine months ended 31 December 2005, CAHL contributed total after taxation earnings, before amortisation of the Present Value of In-force (PVIF) intangible asset arising on acquisition, of R217 million. The PVIF amortisation net of taxation amounted to R73 million for the year.

CAHL adopted IFRS with effect from 1 April 2005. The relevant IFRS adjustments relating to CAHL have been incorporated into the assets and liabilities at acquisition.

As described in note 46, the effect, of implementing the Statement of Intent (R85 million) in response to the pension fund adjudicator rulings in respect of retirement annuity cessation penalties, has been adjusted for in the liabilities acquired on acquisition. This resulted in an increase in goodwill to R397 million from the R312 million reported at 30 June 2005.

42. Business acquisition and disposal (continued)

42.2 Acquisition of Wedelin Investments 1 (Pty) Limited (Wedelin)

The effective date of acquiring Wedelin was determined by the Competition Tribunal approval, which was received on 26 May 2005. The only asset acquired from the acquisition was an investment property under development of R169 million. The purchase consideration was allocated to ordinary shares of R28 million and loan claims of R141 million.

42.3 Disposal of Hightree Financial Services Limited (Hightree)

On 1 November 2005, Liberty Life, through its subsidiary Libgroup Jersey Holdings Limited, disposed of its investment in Hightree. At date of sale, the net asset value was Rnil and the group incurred a loss on disposal of R2 million.

The assets and liabilities at date of disposal were as follows:

	Rm
Equipment	**2**
Prepayments, insurance and other receivables	**2**
Cash and cash equivalents	**1**
Insurance and other payables	**(5)**
Net asset value	**–**
Payment in respect of lease commitments	**(2)**
Loss on disposal	**(2)**

43. Disposal groups held for sale

As notified to shareholders on 21 November 2005 the group is currently in negotiations to dispose of its interests in Liberty Ermitage Jersey Limited (Ermitage) and Prefsure Holdings Limited (Prefsure). An agreement of disposal of Prefsure (including minority interests) for Aus$145 million was entered into on 30 January 2006. The effective date of disposal should be 1 April 2006. The sale is subject to the various regulatory approvals in South Africa and Australia. Ermitage is incorporated in Jersey, Channel Islands and Prefsure is incorporated in Australia. Both are group subsidiaries and are included in the consolidated financial statements of Liberty Life.

Based on the requirements of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, the assets and liabilities attributable to Ermitage and Prefsure have been disclosed as a disposal group, and separately disclosed on the balance sheet.

The classes of assets and liabilities comprising the disposal groups classified as held for sale are as follows:

	2005 Rm
Total assets classified as held for sale	**2 380**
Comprising:	
Equipment	**16**
Intangible assets	**162**
Reinsurance assets	**501**
Financial instruments	**1 152**
Prepayments, insurance and other receivables	**412**
Cash and cash equivalents	**137**
Total liabilities classified as held for sale	**(1 267)**
Comprising:	
Policyholders' liabilities – insurance contracts	**(745)**
Policyholders' liabilities – investment contracts	**(82)**
Provisions	**(11)**
Insurance and other payables	**(406)**
Deferred taxation	**(15)**
Current taxation	**(8)**
Net assets of the disposal groups	**1 113**

No comparative information has been disclosed, since this is not a requirement of IFRS 5. The potential sale is not a discontinued operation as defined and therefore, the income statement has not been restated to separately disclose the results of the disposal groups, however, the disposal groups are included as a separate segment in the segmental report (refer note 5).

The proceeds of the disposal are expected by the directors to exceed the net carrying amount of the relevant assets and liabilities and therefore, no impairment is considered necessary. The anticipated profit on disposal of Prefsure per the sale agreement is subject to the Australian dollar exchange rate, but is expected to be in the region of R30 million.

44. Related party disclosures

List of related parties as defined:

Parents

Direct holding company: Liberty Holdings Limited – controls 52,22% (2004 50,17%) of the issued ordinary shares including BEE transaction shares.

Ultimate holding company: Standard Bank Group Limited.

Fellow subsidiaries

All subsidiaries of the Standard Bank Group Limited are fellow subsidiaries of Liberty Group Limited – a full list can be obtained from the company secretary and details are contained in the published annual report of Standard Bank Group Limited.

Liberty Holdings Limited has no other direct subsidiaries.

Subsidiaries

Directly owned

Details of subsidiaries directly owned by the group are contained in note 11.

Indirectly owned

Wholly owned:

Liberty Ermitage Jersey Limited, Liberty Ermitage UK Limited, Liberty Ermitage Asset Management Jersey Limited, Liberty Ermitage Global Wealth Management Jersey Limited, Liberty Ermitage Life Jersey Limited, Liberty Ermitage Management (Bermuda) Limited, Liberty Ermitage Luxemburg SA, Liberty Ermitage Management Cayman Limited, Monter (Pty) Limited, Charter Life Namibia Limited, Rapp & Maister Construction (Pty) Limited, Shoebill (Pty) Limited, Nayland Investments (Pty) Limited, Group Solutions at Capital Alliance (Pty) Limited, Globin Nominees (Pty) Limited, Cell with Nova Life Partners Limited, Capital Alliance Investment Holdings (Pty) Limited, Cal Limited, Traduna Property Holdings Limited, Traduna Randburg (Pty) Limited, Jorrlove (Pty) Limited, GCG (Pty) Limited, Traduna Cougar (Pty) Limited, Traduna Germiston 27 (Pty) Limited, Capital Alliance Life Limited, Capital Alliance (Pty) Limited, Rentmeester Versekeraars Beperk, Killyman Estates (Pty) Limited, Sillena Ontwikkelingsmaatskappy (Pty) Limited, The Big Rock (Pty) Limited, Trebbob Beleggings (Pty) Limited, Alnet (Pty) Limited, Apeldoorn Lighthouse Net And Twine (Pty) Limited, SM Hare and Son (Pty) Limited, Alberton 1284 (Pty) Limited, Alnet (Namibia) (Pty) Limited, Saambou Life Assurers Limited, IGI Life Property Holdings (Pty) Limited, 56 Anderbolt Avenue (Pty) Limited, 101 Anderson Street Share Block (Pty) Limited, IGI Centre Witbank (Pty) Limited, Eighty-Six Cranbourne Avenue (Pty) Limited, Ensuco House (Pty) Limited, SGI Properties (Pty) Limited, Dalenkor Sewe (Pty) Limited, Mooi and Anderson Street Properties (Pty) Limited, Capance Properties Two (Pty) Limited, Capital Alliance Special Finance (Pty) Limited, Capital Alliance Holdings Share Scheme, Capital Alliance Executive Share Trust.

Partially owned (percentage effective ownership indicated):

Capital Alliance Australia Holdings (Pty) Limited (84,2%), Prefsure Holdings Limited (69,5%), Prefsure Direct (Pty) Limited (69,5%), Prefsure Financial Services Limited (69,5%), Prefsure Life Limited (69,5%), Prefsure Business Solutions (Pty) Limited (69,5%), Security & General Nominees (Pty) Limited (69,5%), Partnership Holdings (Pty) Limited (69,5%), Specialist Risk Advisors (Pty) Limited (69,5%), National Partnership (NZ) Limited (69,5%), National Partnership Limited (69,5%).

Joint ventures

Details of joint ventures of the group are contained in note 12.

Associates

Details of associates of the group are contained in note 13.

Key management personnel

Key management personnel have been defined as follows:

Standard Bank Group Limited directors and executive committee members;
Liberty Holdings Limited directors;
Liberty Group Limited directors and executive committee members.

Refer to the published annual financial statements of Standard Bank Group Limited and Liberty Holdings Limited for details pertaining to their key management members.

Details of the directors of Liberty Group Limited are on page 2.

44. Related party disclosures (continued)

Key management personnel (continued)

Liberty Group Limited executive committee members as at 31 December:

	2005	2004
Mark Alexander	resigned 1 May	
Martin Appelo	appointed 1 April	n/a
Hylton Appelbaum	resigned 1 June	appointed 1 February
Deon de Klerk*		
Leanne Dewey	resigned 1 May	
Mike Garbutt	retired 30 November	
Bruce Hemphill*		
Lee Izikowitz*		
Ian Kirk	appointed 1 April	n/a
Peter Laburn	n/a	resigned 31 May
Craig Lawrence	n/a	resigned 31 August
Andrew Lonmon-Davis*		
Ian Maron*		
Bobby Malabie*		
James McLean	n/a	resigned 31 May
Audrey Mothupi	appointed 1 April	n/a
Hennie Nortje	appointed 1 April	n/a
Myles Ruck* (chairman)		
Martin Smale	resigned 31 May	
Rex Tomlinson*		appointed 1 October
Alan Woolfson*		

* full year

It is not considered necessary to disclose details of key management family members and their influenced or controlled separate entities. To the extent specific transactions have occurred between the group and these related parties (as defined in IAS 24) the details are included in the aggregate disclosure contained below under key management and where significant full details of all relationships and terms of the transaction are provided.

Post-employment benefit plans

Refer to note 22.

Summary of related party transactions:

For purposes of this section Liberty Group Limited will be referred to as Liberty and where relevant, amounts are excluding value added taxation.

A. Direct holding company – Liberty Holdings Limited

Liberty provided certain administrative and secretarial services to Liberty Holdings Limited for which it is reimbursed – 2005: R3,5 million (2004: R3,5 million).

A.1 Investment in shares

Liberty and its subsidiaries invest from time to time in securities issued by its holding company, Liberty Holdings Limited for the benefit of policyholders.

44. Related party disclosures (continued)

A. Direct holding company – Liberty Holdings Limited (continued)

	Nominal holding		Market value	
Liberty Holdings ordinary shares Summary of ordinary share holdings and movements:	**2005 '000**	2004 '000	**2005 Rm**	2004 Rm
Holdings at 1 January				
Liberty	**2 607**	2 347	**459**	331
Additions through business acquisition				
Capital Alliance Life Limited	**117**		**19**	
Purchases				
Liberty	**544**	395	**94**	53
Sales				
Liberty	**(638)**	(135)	**(105)**	(18)
Fair value adjustments			**30**	93
Liberty			**27**	93
Capital Alliance Life Limited			**3**	
Holdings at 31 December	**2 630**	2 607	**497**	459
Liberty	**2 513**	2 607	**475**	459
Capital Alliance Life Limited	**117**		**22**	
Percentage of total issued ordinary shares	**5,36%**	5,28%		

B. Ultimate holding company – Standard Bank Group Limited and fellow subsidiaries

B.1 Investment in ordinary shares, preference shares, bonds and debentures

Liberty and its subsidiaries invest from time to time in securities issued by its ultimate holding company, Standard Bank Group Limited for the benefit of policyholders.

	Nominal holding		Market value	
Standard Bank Group ordinary shares Summary of ordinary share holdings and movements:	**2005 '000**	2004 '000	**2005 Rm**	2004 Rm
Holdings at 1 January	**49 308**	63 322	**3 245**	2 481
Liberty	**47 931**	61 865	**3 154**	2 424
Liberty Active Limited	**1 377**	1 457	**91**	57
Additions through business acquisition				
Capital Alliance Life Limited	**3 716**		**234**	
Purchases	**9 559**	7 645	**653**	304
Liberty	**7 639**	7 614	**521**	302
Capital Alliance Life Limited	**278**		**19**	
Liberty Active Limited	**1 642**	31	**113**	2
Sales	**(16 094)**	(21 659)	**(1 101)**	(964)
Liberty	**(14 482)**	(21 548)	**(989)**	(960)
Capital Alliance Life Limited	**(912)**		**(63)**	
Liberty Active Limited	**(700)**	(111)	**(49)**	(4)
Fair value adjustments			**494**	1 424
Liberty			**429**	1 388
Capital Alliance Life Limited			**44**	
Liberty Active Limited			**21**	36
Holdings at 31 December	**46 489**	49 308	**3 525**	3 245
Liberty	**41 088**	47 931	**3 115**	3 154
Capital Alliance Life Limited	**3 082**		**234**	
Liberty Active Limited	**2 319**	1 377	**176**	91
Percentage of total issued ordinary shares	**3,44%**	3,65%		

44. Related party disclosures (continued)

B. Ultimate holding company – Standard Bank Group Limited and fellow subsidiaries (continued)

	Nominal holding		Market value	
Standard Bank Group preference shares Summary of preference share holdings and movements:	**2005** **'000**	2004 '000	**2005** **Rm**	2004 Rm
Holdings at 1 January	**1 103**		**128**	
Liberty	**843**		**98**	
Liberty Active Limited	**260**		**30**	
Additions through business acquisition				
Capital Alliance Life Limited	**15**		**-**	
Purchases	**383**	1 957	**45**	197
Liberty	**383**	1 697	**45**	171
Liberty Active Limited		260		26
Sales	**(875)**	(854)	**(100)**	(94)
Liberty	**(615)**	(854)	**(70)**	(94)
Liberty Active Limited	**(260)**		**(30)**	
Fair value adjustments			**3**	25
Liberty			**3**	21
Liberty Active Limited				4
Holdings at 31 December	**626**	1 103	**76**	128
Liberty	**611**	843	**76**	98
Capital Alliance Life Limited	**15**			
Liberty Active Limited		260	**-**	30

44. Related party disclosures (continued)

B. Ultimate holding company – Standard Bank Group Limited and fellow subsidiaries (continued)

	Nominal holding		Market value	
Standard Bank Group fixed interest bonds Summary of fixed interest bond holdings and movements:	**2005 Millions**	2004 Millions	**2005 Rm**	2004 Rm
Holdings at 1 January	**207**		**248**	
Liberty	**93**		**112**	
Liberty Active Limited	**114**		**136**	
Purchases	**480**	207	**494**	236
Liberty	**475**	93	**489**	106
Liberty Active Limited	**5**	114	**5**	130
Sales	**(207)**		**(244)**	
Liberty	**(93)**		**(110)**	
Liberty Active Limited	**(114)**		**(134)**	
Fair value adjustments			**(10)**	12
Liberty			**(8)**	6
Liberty Active Limited			**(2)**	6
Holdings at 31 December	**480**	207	**488**	248
Liberty	**475**	93	**483**	112
Liberty Active Limited	**5**	114	**5**	136

	Nominal holding		Market value	
Standard Bank Group unsecured quoted debentures Summary of unsecured quoted debentures holdings and movements:	**2005 Millions**	2004 Millions	**2005 Rm**	2004 Rm
Holdings at 1 January	**1 427**	728	**1 476**	757
Liberty	**1 104**	531	**1 140**	548
Liberty Active Limited	**323**	197	**336**	209
Additions through business acquisition				
Capital Alliance Life Limited	**80**		**80**	
Purchases	**637**	856	**661**	864
Liberty	**509**	685	**528**	692
Liberty Active Limited	**128**	171	**133**	172
Sales	**(577)**	(157)	**(602)**	(171)
Liberty	**(419)**	(112)	**(440)**	(123)
Liberty Active Limited	**(158)**	(45)	**(162)**	(48)
Fair value adjustments			**19**	26
Liberty			**12**	23
Capital Alliance Life Limited			**7**	
Liberty Active Limited				3
Holdings at 31 December	**1 567**	1 427	**1 634**	1 476
Liberty	**1 194**	1 104	**1 240**	1 140
Capital Alliance Life Limited	**80**		**87**	
Liberty Active Limited	**293**	323	**307**	336

44. Related party disclosures (continued)

B. Ultimate holding company – Standard Bank Group Limited and fellow subsidiaries (continued)

	Nominal holding		Market value	
Standard Bank Group unsecured unquoted debentures Summary of unsecured unquoted debenture holdings and movements:	**2005 Millions**	2004 Millions	**2005 Rm**	2004 Rm
Holdings at 1 January	**Nil**		**Nil**	
Additions through business acquisition				
Capital Alliance Life Limited	**17**		**17**	
Purchases	**1 878**		**864**	
Liberty	**1 415**		**542**	
Liberty Active Limited	**463**		**322**	
Fair value adjustments			**37**	
Liberty			**32**	
Liberty Active Limited			**5**	
Holdings at 31 December	**1 895**		**918**	
Liberty	**1 415**		**574**	
Capital Alliance Life Limited	**17**		**17**	
Liberty Active Limited	**463**		**327**	

B.2 *Acquisition of proportionate share of Sandton Property Consortium*

Liberty on 1 July 2005 increased its investment in property consortiums (which includes properties such as Sandton City, Sandton Sun and Towers and Nelson Mandela Square), on average by 15%, by purchasing Main Street 9 (Pty) Limited interests (a 100% held subsidiary of Standard Bank Group Retirement Fund) for R709 million. This brings Liberty's share of the consortiums to an average of 75%. Administration fees charged to Main Street 9 (Pty) Limited by Liberty were R2,8 million (2004: R5,4 million).

B.3 *Information technology outsourcing arrangement*

With effect from 1 October 2004, the group partially outsourced its information technology services to Standard Bank of South Africa Limited in terms of an agreement until 31 March 2010. Fees charged for 2005 amounted to R30 million (2004: R6 million).

B.4 *Software development*

Standard Bank of South Africa Limited have contracted Liberty to develop a commission and specific customer information system. Fees associated with this development will be charged over five years. 2005 fees received are R2,7 million (2004: Nil).

44. Related party disclosures (continued)

B. Ultimate holding company – Standard Bank Group Limited and fellow subsidiaries (continued)

B.5 Banking arrangements

Liberty and its subsidiaries makes use of banking facilities provided by Standard Bank of South Africa Limited.

Summary of cash balances, interest earned and fees charged:

	Cash balances		Interest earned		Fees charged	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
Cash and cash equivalents						
Liberty	**448**	883	**32**	27	**1,9**	1,5
Liberty subsidiaries	**1 986**	1 266	**36**	21	**1,4**	1,3
Total	**2 434**	2 149	**68**	48	**3,3**	2,8

B.6 Operating leases

Lease expense

Liberty leases a Pretoria property from Standard Bank of South Africa Limited in terms of a lease entered on 22 December 1999 for a period of 13,5 years terminating on 31 May 2013. Lease escalations are fixed at 12% per annum. Total lease payments for 2005: R51 million (2004: R45 million)

Lease income

Standard Bank of South Africa Limited leases several properties from Liberty, including its head office at 5 Simmonds Street, Johannesburg and various retail branches in shopping centres. These leases are governed by numerous separate lease agreements. Total lease receipts for 2005: R47 million (2004: R45 million).

B.7 Bancassurance

Liberty and Liberty Active Limited have entered into a profit share agreement (renegotiated on 25 April 2002 for a period until 31 December 2010) with Standard Bank of South Africa Limited for the sale and promotion of insurance products. New business premium income received in respect of this business in 2005 amounted to R4 513 million (2004: R3 608 million). In terms of the agreement Liberty Active Limited pays 90% of profits on simple products and 50% of profits on complex products through a preference share dividend to Standard Bank of South Africa Limited. The preference dividend accrued for 2005 is R138 million (2004: R102 million).

B.8 Forward exchange contracts

Liberty Ermitage Jersey Limited enters into forward exchange contracts with Standard Bank of South Africa Limited and certain of its offshore subsidiaries.

A summary of contracts entered into:

	2005		2004	
Contractor	**Sell US Dollars US$m**	**Settlement British Pounds GBPm**	Sell US Dollars US$m	Settlement British Pounds GBPm
Liberty Ermitage Jersey Limited	**13**	**7**	22	13

44. Related party disclosures (continued)

B. Ultimate holding company – Standard Bank Group Limited and fellow subsidiaries (continued)

B.9 *Corporate action*

Standard Bank of South Africa Limited provided consultancy services to Liberty with respect to various corporate actions. Fees charged are as follows:

	2005 **Rm**	2004 Rm
Issue of callable capital bonds	**4,4**	
Acquisition of Capital Alliance Holdings Limited	**1,5**	
BEE ownership transaction	**10,0**	1,8
Total	**15,9**	1,8

B.10 *Liberty conference centre utilisation*

Various subsidiaries of the Standard Bank Group Limited used the facilities of Liberty's conference centre in 2005 – fees earned amounted to R1,6 million (2004: R1,0 million).

B.11 *Insurance*

Certain insured risks of the Liberty Group are negotiated and/or included in the Standard Bank Group Limited insurance policy. These include R230 million cover for professional indemnity and/or computer crime, R800 million directors' and officers' cover and R600 million assets all risks cover. The proportionate share of premiums charged to Liberty by Standard Bank Group Limited for 2005 is R6,3 million (2004: R5,7 million).

C. Subsidiaries

C.1 *Administration fees, loans and dividends*

Liberty provides company secretarial services for all its South African registered subsidiaries for which no specific fee is charged. Certain subsidiaries receive asset management, human resources, group risk, administration and information systems support from Liberty for which charges are levied (see table below). Long-term and working capital loans are provided to various subsidiaries by Liberty, details of outstanding amounts and relevant terms are provided in note 11. Details of dividends received from subsidiaries are provided in note 31.

Fees earned for asset management, administration, forensics, internal audit, human resources and information systems services:

	2005 **Rm**	2004 Rm
Liberty Group Properties (Pty) Limited	**96**	87
Liberty Active Limited	**15**	11
Capital Alliance Life Limited	**1**	
Total	**112**	98

C.2 *Liberty Life Association of Africa Limited Share Trust (the trust)*

The trust provided 262 953 (2004: Nil) Liberty ordinary shares at nil value to partly satisfy the requirements of the general staff scheme approved by shareholders on 15 October 2004. Liberty waived certain loan rights against the trust to the value of R5,5 million (2004: Nil).

C.3 *Liblife (Jersey) Limited (Liblife)*

Various financial instruments were sold to Liberty by Liblife at their market value of GPB 66,1 million (2004: Nil). An interest free loan claim of GPB 0,9 million (2004: Nil) was ceded to Liberty.

44. Related party disclosures (continued)

C. Subsidiaries (continued)

C.4 Lexshell 615 Investments (Pty) Limited (Lexshell)

Lexshell provided 85 747 (2004: Nil) Liberty ordinary shares at nil value to partly satisfy the requirements of the general staff scheme approved by shareholders on 15 October 2004. Lexshell purchased 800 000 (2004: 241 128) Liberty ordinary shares for R51 million (2004: R13 million). Lexshell sold 718 101 shares for an amount of R33 million to certain staff members of Liberty Life on exercise of share options previously awarded by Liberty. During 2004 Lexshell sold 22 489 Liberty ordinary shares in accordance with Liberty shareholder approved BEE transaction for a value of R1 million.

C.5 Electric Liberty (Pty) Limited (Electric)

A capital reduction of R414 million (2004: Nil) was received by Liberty from Electric. Electric paid STANLIB Limited R2 million (2004: R16 million) in investment management fees.

C.6 The Liberty Life Foundation (foundation)

The foundation received contributions from Liberty and STANLIB Limited as follows:

	2005 Rm	2004 Rm
Liberty	**16**	16
STANLIB Limited	**7**	9
Total	**23**	25

The foundation has its banking arrangements with Standard Bank of South Africa Limited. The cash balance at 31 December 2005 was R1,1 million (2004: R2,0 million). Interest earned for the year amounted to R42 000 (2004: R1 000).

Fees charged for the year were R12 000 (2004: R28 000).

The foundation also held deposits with STANLIB Limited at various times during the year. At 31 December 2005 the deposit balance was R4,9 million (2004: R0,1 million) and interest earned is R0,6 million (2004: R0,4 million).

C.7 Liberty conference centre utilisation

Various subsidiaries of Liberty utilised the facilities of the conference centre owned by Liberty.

Summary of fees earned:

	2005 R'000	2004 R'000
Liberty Life Foundation	**42**	15
Liberty Group Properties (Pty) Limited	**1**	8
Liberty Active Limited	**7**	36
Capital Alliance Life Limited	**40**	
Total	**90**	59

C.8 Share-based transactions

The value of Liberty share options granted to employees of subsidiaries of Liberty are charged to the applicable subsidiary.

Summary of share option charges:

	2005 Rm	2004 Rm
Liberty Group Properties (Pty) Limited	**1,9**	0,8
Liberty Active Limited	**3,1**	1,1
Total	**5,0**	1,9

C.9 Property leases

Certain Liberty subsidiaries lease properties from Liberty for business operations purposes. These leases are negotiated annually. Total lease income earned:

	2005 Rm	2004 Rm
Liberty Active Limited	**4**	4
Liberty Group Properties (Pty) Limited	**3**	3
Liberty Hotels (Pty) Limited	**100**	89
Total	**107**	96

44. Related party disclosures (continued)

C. Subsidiaries (continued)

C.10 Reinsurance arrangements

Liberty and Liberty Active Limited have entered into various reinsurance arrangements. These arrangements are accounted as financial instruments. Summary of movements is as follows:

	2005 Rm	2004 Rm
Held as financial instrument assets by Liberty		
Balance at 1 January	**316**	131
New policies issued	**190**	150
Fair value adjustments	**28**	35
Balance at 31 December	**534**	316
Held as financial instrument assets by Liberty Active Limited		
Balance at 1 January	**638**	1 352
Policies cancelled/matured	**(194)**	(871)
New policies issued	**45**	81
Fair value adjustments	**86**	76
Balance at 31 December	**575**	638

C.11 Liberty Ermitage Jersey Limited

Liberty Ermitage Jersey Limited provides management, investment and administration services to various mutual fund associates. Fees earned from the associates are as follows:

	2005 Rm	2004 Rm
Japan Absolute	**10**	(1)
Liberty Ermitage Global Wealth Management	**17**	14
Liberty Ermitage Institutional Money Market	**7**	7
Liberty Ermitage Asset Selection	**65**	62
Liberty Ermitage Global Strategy	**23**	21
Total	**122**	104

(1) *Was accounted for as a subsidiary in 2004.*

D. Transactions with directors and related entities

Refer to note 47 for related party relationships in respect of the 2004 BEE transaction.

D.1 Computer equipment

RentWorks Africa (Pty) Limited is 51% controlled by Shanduka Group (Pty) Limited which in turn is a related entity of Cyril Ramaphosa, a current director of Standard Bank Group Limited.

A substantial portion of the Liberty Group computer equipment is leased from RentWorks Africa (Pty) Limited under various lease agreements ranging between 3 to 4 years with no escalations.

Rentals paid are summarised as follows:

	2005 Rm	2004 Rm
Liberty	**20**	22
Liberty subsidiaries	**4**	4
Total	**24**	26

44. Related party disclosures (continued)

E. Joint ventures

E.1 Treasury function

STANLIB Limited (STANLIB) performs a treasury function for Liberty and its subsidiaries in terms of the asset management agreement referred to below. Fees charged for this service are included in the asset management fees.

Summary of cash balances, interest earned and fees charged:

	Cash balances		Interest earned	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Cash and cash equivalents				
Liberty	**49**	623	**24**	20
Liberty subsidiaries	**87**	6	**5**	4
Total	**136**	629	**29**	24

E.2 Asset management

In terms of an asset management agreement effective from 1 January 2005, subject to 30 days notice, between STANLIB, Liberty and Liberty Active Limited, STANLIB is mandated to manage policyholder investments.

	Value of assets under management 31 December		Fees charged	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Liberty	**81 396**	65 133	**141**	108
Liberty Active Limited	**10 355**	9 191	**26**	27
Total	**91 751**	74 324	**167**	135

E.3 Administration, forensics, internal audit, information technology and human resources services

Liberty provides certain administration, internal audit, information systems and human resources services to joint ventures STANLIB and The Financial Services Exchange (Pty) Limited. Fees earned are as follows:

	2005 Rm	2004 Rm
STANLIB Limited	**5,7**	6,4
The Financial Services Exchange (Pty) Limited	**0,1**	0,1
Total	**5,8**	6,5

The Financial Services Exchange (Pty) Limited provides financial verification services to Liberty and fees charged were R1,0 million (2004: R0,8 million).

E.4 Share-based transactions

The value of Liberty share options granted to employees of STANLIB Limited are reimbursed to Liberty by STANLIB Limited. Reimbursement for 2005 was R3,7 million (2004: R1,5 million).

44. Related party disclosures (continued)

E. Joint ventures (continued)

E.5 Reinsurance arrangement

Liberty Active Limited, a subsidiary of Liberty, has entered into a reinsurance contract with a STANLIB subsidiary. The contract is designated as a financial instrument asset by Liberty Active Limited. Summary of movements is as follows:

	2005 Rm	2004 Rm
Balance at 1 January	**39**	37
Fair value adjustment	**3**	2
Balance at 31 December	**42**	39

E.6 STANLIB Value Fund

STANLIB Value Fund, a mutual fund subsidiary of Liberty, paid investment management fees to STANLIB of R3,4 million (2004: R1,4 million).

E.7 Multivest administration

STANLIB Wealth Management Limited, a subsidiary of STANLIB Limited, administers various Liberty investment products collectively named Multivest. Fees charged for this administration service were R10,8 million for 2005 (2004: R5,9 million).

F. Key management personnel of Liberty Group Limited, Liberty Holdings Limited and Standard Bank Group Limited, families of key management (as defined in IAS 24) and entities significantly influenced or controlled by key management

(i) Liberty Group Limited directors' and executive committee members' aggregate compensation paid by the group or on behalf of the group for services rendered to Liberty Group Limited:

	2005 R'000	2004 R'000
Salaries and other short-term employee benefits	**41 809**	36 802
Termination benefits		3 960
Post-employment benefits	**2 572**	2 427
Share-based payments	**6 595**	3 244
Directors' fees	**2 215**	1 649
Total	**53 191**	48 082

(ii) Aggregate details of insurance, annuity and investment transactions between Liberty Group Limited, any subsidiary, associate or joint venture of Liberty Group Limited and key management personnel, their families (as defined per IAS 24) and entities significantly influenced or controlled by key management:

Insurance

	Aggregate insured cover		**Premiums received**		**Claims paid**		**Surrender value**	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000	**2005 R'000**	2004 R'000	**2005 R'000**	2004 R'000
Life	**37 831**	27 797	**513**	331	**5**	98	**3 186**	3 292
Morbidity	**11 655**	9 302	included in life premiums		included in life claims			

44. Related party disclosures (continued)

F. Key management personnel of Liberty Group Limited, Liberty Holdings Limited and Standard Bank Limited, families of key management (as defined in IAS 24) and entities significantly influenced or controlled by key management (continued)

(ii) Aggregate details of insurance, annuity and investment transactions between Liberty Group Limited, any subsidiary, associate or joint venture of Liberty Group Limited and key management personnel, their families (as defined per IAS 24) and entities significantly influenced or controlled by key management (continued):

Annuities

	Premiums received		Amounts paid	
	2005 R'000	2004 R'000	**2005 R'000**	2004 R'000
Life	**Nil**	Nil	**600**	582
Total [1]	**Nil**	Nil	**600**	582

Investment

	Fund value	
	2005 R'000	2004 R'000
Balance at 1 January	**24 838**	20 158
Resignations	**(15 334)**	
Premiums received	**1 522**	1 454
Investment return credited net of charges	**2 150**	4 106
Claims and withdrawals	**(597)**	(880)
Balance at 31 December	**12 579**	24 838

[1] *There are no certain or term annuity related party transactions.*

	Group		Company	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
45. Commitments				
45.1 Operating lease commitments				
Equipment	**64**	39	**43**	21
Within 1 year	**31**	14	**19**	11
1 to 5 years	**33**	25	**24**	10
Investment properties	**691**	793	**645**	712
Within 1 year	**79**	74	**69**	67
1 to 5 years	**344**	339	**313**	292
6 to 10 years	**268**	380	**263**	353
45.2 Capital commitments				
Capital Alliance Holdings Limited acquisition		3 094		3 094
Equipment	**288**	203	**283**	200
Under contracts	**248**	178	**248**	178
Authorised by the directors but not contracted	**40**	25	**35**	22
Investment properties				
Under contracts		290		290
Total commitments	**1 043**	4 419	**971**	4 317

The group's share of commitments of joint ventures amounting to R49 million (2004: R55 million), is disclosed in note 12. The above expenditure will be financed by available bank facilities, existing cash resources and internally generated funds.

46. Pension Fund Adjudicator (PFA) rulings and the statement of intent (SOI)

During the course of 2005, the PFA issued approximately eighty rulings against life insurers and retirement annuity (RA) funds administered and insured by life insurers. Of these, eleven were issued against Liberty Life and related RA funds. The majority of the rulings related to charges levied on early premium reduction or cessation.

After a period of negotiation, representatives of the Life Offices Association and the five largest life insurance groups and the Minister of Finance signed a SOI in December 2005. The SOI was entered into in order to resolve the uncertainty, avoid protracted legal cases, curb continued negative media attention and most importantly proactively improve the value proposition available to customers.

The SOI recognises that the issues raised by the PFA's rulings are not exclusively confined to RA products and apply more broadly to all savings products. It specifies two sets of minimum standards that should apply to the values available to policyholders on savings related products in the event of early premium reduction or cessation. In terms of the SOI, the retrospective minimum standards apply from 1 January 2001 until the implementation date of new commission regulations, and the prospective standards will apply thereafter. The retrospective standards do not require enhancement of values paid out on non-RA policies that have lapsed or been surrendered in the past.

Specifically noted in the SOI are a number of issues that National Treasury will attend to, including new commission regulations (moving away from upfront commission to payments during the term of the policy); jurisdictional certainty between the PFA and various other Ombuds; and clarity on a number of regulatory matters.

The possible consequences of the PFA rulings were noted as a contingent liability at 30 June 2005 in the published interim results. In light of the understanding reached between the industry and the ministry of finance, the directors have authorised the full impact of the financial effects of implementing the minimum standards in accordance with the SOI to be fully provided for as at 31 December 2005. The after tax effects on the group can be summarised as follows:

Entity affected	Net asset value Rm	Value of in-force Rm	Embedded value Rm
Liberty Active Limited	(27)	4	(23)
Capital Alliance Life Limited	(85)	4	(81)
Liberty Group Limited	(294)	(201)	(495)
Total impact on group	(406)	(193)	(599)

The R406 million reduction in net asset value has been accounted for through the income statement, partly as an additional goodwill impairment in as far as the amount relates to the Capital Alliance Holdings Limited acquisition (R85 million) and the balance as a deduction against life insurance operating profits. The amount that pertains to active policyholders has been adjusted for in policyholder liabilities, while the balance, which is in respect of out-of-force contracts, has been accrued in insurance and other payables.

The reduction in the group's value of in-force is mainly as a result of changes to withdrawal assumptions to allow for expected future changes in policyholder behaviour.

A number of implementation details have not yet been clarified between the ministry of finance and the industry. The amounts provided consequently represent an estimate based on management's current understanding of the SOI.

It must be noted that the SOI is not legally binding on the PFA, however the PFA is currently referring complainants to the terms of the SOI and recommending amicable resolution between the insurer, RA fund and complainant. In this context, the directors are satisfied that the provision at 31 December 2005 materially reflects the liability arising from the scope of the SOI.

47. Black Economic Empowerment transaction

The company entered into a series of transactions during 2004 whereby an investment in aggregate of R1 251 million was made in cumulative redeemable preference shares split as follows:

Companies	Beneficiary	Number of shares	Value per share R	Total amount invested Rm
Lexshell 620 (Pty) Limited	Safika Holdings (Pty) Limited	300 264	1 000	**300**
Lexshell 621 (Pty) Limited	Shanduka Group (Pty) Limited	200 179	1 000	**200**
Lexshell 622 (Pty) Limited	The Black Managers' Trust (1)	500 446	1 000	**501**
Lexshell 623 (Pty) Limited	The Community Trust (2)	250 223	1 000	**250**
		1 251 112		**1 251**

(1) *Registered as the Katleho Managers Trust.*

(2) *Registered as the Katleho Community Trust.*

The cumulative redeemable preference shares attract dividends at 66% (2004: 65%) of Standard Bank's prime lending rate. The preference dividends are payable on each date the company, (which has issued the preference shares) receives an ordinary dividend from Liberty Group Limited.

In accordance with local and international accounting advice the preference shares do not meet the definition of a financial asset in terms of International Financial Reporting Standards and therefore the investment value of the preference shares has reduced equity and is stated in the analysis of equity as a negative empowerment reserve. Receipt of preference share dividends will be credited directly to reserves.

For the purposes of earnings per share calculations the weighted average number of shares in issue is reduced by the number of company shares held by the empowerment subsidiaries directly funded by the proceeds received from the preference shares (refer note 38).

Saki Macozoma, who is currently defined as key management through his directorships of Liberty Group Limited and Standard Bank Limited, effectively controls 20% of Safika Holdings (Pty) Limited. Mr Macozoma is also chairman of STANLIB Limited in which Safika Holdings (Pty) Limited has a 13,9% effective ownership.

Cyril Ramaphosa, who is currently defined as key management through his directorship of Standard Bank Group Limited, effectively controls 35,9% of Shanduka Group (Pty) Limited.

48. Comparatives

With the adoption of International Financial Reporting Standards (IFRS), a number of comparatives have been restated and are detailed on pages 147 to 157.

In addition substantial changes have been made to the format of the primary statements and notes. It is not considered practical to highlight every change.

Adoption of International Financial Reporting Standards

Introduction

Liberty Group Limited (Liberty Life) has adopted International Financial Reporting Standards (IFRS) with effect from years commencing 1 January 2005 in accordance with the revised JSE Limited Rules and Regulations for South African listed companies. The effective date of transition agreed to by the board of directors is 1 January 2004. Where required, comparative information has been restated from this date. There are certain voluntary exemptions, as discussed below, where the restatement of comparatives is not required, and in these cases the relevant standards have been implemented as at 1 January 2005.

IFRS comprise International Financial Reporting Standards, International Accounting Standards and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC). The standards referred to are set by the International Accounting Standards Board (IASB).

Voluntary exemptions

In line with the requirements of IFRS 1 *First-time Adoption of International Financial Reporting* Standards, Liberty Life has applied the group's accounting policies under IFRS retrospectively from the date of transition, with the exception of a number of permitted exemptions as detailed below:

Business combinations

The group has elected not to apply IFRS 3 *Business Combinations* retrospectively to past business combinations that occurred before the date of transition to IFRS. On 1 January 2004, any accumulated goodwill amortisation is offset against the cost of goodwill to derive a net carrying value, which will no longer be amortised but is subject to annual impairment testing.

Share-based payment transactions

The group has elected not to apply the provisions of IFRS 2 *Share-based Payments* to options granted before 7 November 2002 as well as those options granted after that date which had vested before 1 January 2005.

Comparatives

The group has taken advantage of the exemption that allows comparative information presented in the first year of adoption not to comply with IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts*. The effective date of transition for these standards will be 1 January 2005.

Designation of previously recognised financial instruments

The group has elected to redesignate all assets previously measured as available-for-sale to fair value through profit or loss. This is a once-off election available on transition to IFRS. The implementation date of this exemption is 1 January 2005. The board considered the fair value option more appropriate as it reflects the method in which these assets are managed and performance evaluated by the group's capital management committee.

Restatement of prior period financial statements

The impact of the various adjustments to the 31 December 2004 reported results and the 1 January 2005 reserves are summarised in the accompanying restatement reconciliations. These restatements and the accompanying notes explain how the transition from South African Generally Accepted Accounting Practice (SA GAAP) to IFRS has affected Liberty Life's financial position and financial performance.

Cash flow statements

The various IFRS adjustments have not had any impact on the group's net cash flows as previously disclosed. As the adjustments are not material it is not considered necessary to provide a reconciliation of the restated cash flow statements for the year to 31 December 2004.

Group Balance Sheet

at 31 December 2004

	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	Joint ventures Rm	Consolidation of mutual funds Rm	Deferred taxation on PVIF and investment properties Rm	Operating leases Rm	Interests in associates Rm	Changes to comparatives Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*d*	*e*	*f*	*l*	*o*	*p*	
Assets											
Equipment	343										343
Owner-occupied properties	757										757
Investment properties	9 970				(200)			(630)			9 140
Intangible assets	272			12			47				331
Interests in joint ventures	388	2			218						608
Interests in associates	–								2 754		2 754
Reinsurance assets	–									493	493
Operating leases – accrued income	–							891			891
Financial instruments	89 090					3 131			(2 754)	2	89 469
Prepayments, insurance and other receivables	3 121					40					3 161
Cash and cash equivalents	5 657					400					6 057
Total assets	**109 598**	**2**	**–**	**12**	**18**	**3 571**	**47**	**261**	**–**	**495**	**114 004**
Liabilities											
Policyholders' liabilities	98 049						(549)			493	97 993
Insurance contracts	65 921						(442)			493	65 972
Investment contracts	32 128						(107)				32 021
Derivative financial instruments										2	2
Third party liabilities arising on consolidation of mutual funds	–					3 523					3 523
Retirement benefit obligation	160										160
Deferred taxation	636						596				1 232
Provisions	87										87
Operating leases – accrued expense	–							261			261
Insurance and other payables	2 001					48					2 049
Current taxation	170										170
Total liabilities	101 103					3 571	47	261		495	105 477
Equity											
Ordinary shareholders' interests	8 494	2	–	12	18						8 526
Share capital and share premium	2 273										2 273
Retained surplus	6 096	(19)	(327)	12	18						5 780
Other reserves	125	21	327								473
Minority interests	1										1
Total equity	8 495	2	–	12	18						8 527
Total equity and liabilities	**109 598**	**2**	**–**	**12**	**18**	**3 571**	**47**	**261**	**–**	**495**	**114 004**

Company Balance Sheet

at 31 December 2004

	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	Consolidation of mutual funds Rm	Deferred taxation on PVIF and investment properties Rm	Operating leases Rm	Investments in subsidiaries at cost Rm	Investments in joint ventures at cost Rm	Interests in associates Rm	Changes to comparatives Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*e*	*f*	*l*	*m*	*n*	*o*	*p*	
Assets												
Equipment	280											280
Owner-occupied properties	699											699
Investment properties	10 028						(623)		(200)			9 205
Intangible assets	271			12		47		(81)				249
Interests in subsidiary companies	2 559				5 521			(2 966)			8	5 122
Interests in joint ventures	388	2							12			402
Interests in associates	–									2 754		2 754
Reinsurance assets	–										483	483
Operating leases – accrued income	–						884					884
Financial instruments	81 506				(5 521)					(2 754)	1	73 232
Prepayments, insurance and other receivables	2 148										75	2 223
Amounts due by group companies	80	3									(83)	–
Cash and cash equivalents	3 368											3 368
Total assets	**101 327**	**5**	**–**	**12**	**–**	**47**	**261**	**(3 047)**	**(188)**	**–**	**484**	**98 901**
Liabilities												
Policyholders' liabilities	90 361					(549)					483	90 295
Insurance contracts	58 516					(442)					483	58 557
Investment contracts	31 845					(107)						31 738
Derivative financial instruments	–										1	1
Retirement benefit obligation	160											160
Deferred taxation	577					596						1 173
Provisions	79											79
Operating leases – accrued expense	–						261					261
Insurance and other payables	1 540											1 540
Current taxation	116											116
Total liabilities	**92 833**					**47**	**261**				**484**	**93 625**
Equity												
Ordinary shareholders' interests	8 494	5	–	12				(3 047)	(188)			5 276
Share capital and share premium	2 273											2 273
Retained surplus	6 096	(16)	(306)	12				(2 825)	(188)			2 773
Other reserves	125	21	306					(222)				230
Total equity	8 494	5	–	12				(3 047)	(188)			5 276
Total equity and liabilities	**101 327**	**5**	**–**	**12**	**–**	**47**	**261**	**(3 047)**	**(188)**	**–**	**484**	**98 901**

Group Income Statement

for the year ended 31 December 2004

	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	Joint ventures Rm	Consolidation of mutual funds Rm	Deferred taxation on PVIF and investment properties Rm	Operating leases Rm	Changes to comparatives Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*d*	*e*	*f*	*l*	*p*	
Revenue										
Insurance premium revenue	12 340								291	12 631
Reinsurance premiums	(225)									(225)
Net insurance premiums	**12 115**								**291**	**12 406**
Service fee income from investment contracts	652								48	700
Investment income	4 799				32	182		86	440	5 539
Investment gains	12 351		18		(6)	962		(37)		13 288
Management fees on assets under management	159								216	375
Total revenue	**30 076**		**18**		**26**	**1 144**		**49**	**339**	**32 308**
Claims and policyholder benefits under insurance contracts	(9 831)								192	(9 639)
Insurance claims recovered from reinsurers	176								58	234
Change in policyholder liabilities under insurance contracts	(9 625)						(85)			(9 710)
Net insurance benefits and claims	**(19 280)**						**(85)**		**250**	**(19 115)**
Fair value adjustment to policyholders' liabilities under investment contracts	(4 056)						(21)		(589)	(4 666)
Fair value adjustment on third party fund interests	–					(1 028)				(1 028)
Acquisition costs associated with insurance and investment contracts	(1 920)									(1 920)
General marketing and administration expenses	(2 036)	(14)				(116)	(6)	(49)	(612)	(2 833)
Finance costs	(42)								(44)	(86)
Preference dividend in subsidiary	(102)									(102)
Goodwill amortisation	(12)			12						–
Equity accounted earnings from joint ventures	77				(4)					73
Profit before taxation	**2 705**									**2 631**
Taxation	(901)		(4)				112			(793)
Total earnings	**1 804**	(14)	14	12	22	–	–	–	–	**1 838**
Reconciliation of total earnings										
Headline earnings	1 252	(14)	14		(2)					1 250
Insurance operations	827		14							841
Shareholders' fund investments	425	(14)			(2)					409
Non-headline earnings	552			12	24					588
Total earnings	**1 804**	**(14)**	**14**	**12**	**22**	**–**	**–**	**–**	**–**	**1 838**
	Cents									**Cents**
Headline earnings per share										
Basic	**460,4**									**459,7**
Fully diluted	**450,9**									**453,4**
Total earnings per share										
Basic earnings	**663,4**									**675,9**
Fully diluted	**649,8**									**667,1**

Company Income Statement

for the year ended 31 December 2004

	As previously reported under SA GAAP Rm	Share-based payments Rm	Owner-occupied properties Rm	Goodwill Rm	Deferred taxation on PVIF and investment properties Rm	Operating leases Rm	Investments in subsidiaries at cost Rm	Investments in joint ventures at cost Rm	Changes to comparatives Rm	Restated under IFRS Rm
Note reference		*a*	*b*	*c*	*f*	*l*	*m*	*n*	*p*	
Revenue										
Insurance premium revenue	9 832								291	10 123
Reinsurance premiums	(209)									(209)
Net insurance premiums	**9 623**								**291**	**9 914**
Service fee income from investment contracts	646								48	694
Investment income	4 683					79	(265)	32	302	4 831
Investment gains	11 804		14			(30)	20	(31)		11 777
Management fees on assets under management	(138)								138	–
Total revenue	**26 618**		**14**			**49**	**(245)**	**1**	**779**	**27 216**
Claims and policyholder benefits under insurance contracts	(8 951)								192	(8 759)
Insurance claims recovered from reinsurers	168								58	226
Change in policyholder liabilities under insurance contracts	(7 907)				(85)					(7 992)
Net insurance benefits and claims	**(16 690)**				**(85)**				**250**	**(16 525)**
Fair value adjustment to policyholders' liabilities under investment contracts	(4 079)				(21)				(589)	(4 689)
Acquisition costs associated with insurance and investment contracts	(1 581)									(1 581)
General marketing and administration expenses	(1 616)	(12)			(6)	(49)			(440)	(2 123)
Finance costs	(3)									(3)
Preference dividend in subsidiary	(102)						102			–
Goodwill amortisation	(12)			12						–
Equity accounted earnings from joint ventures	77							(77)		–
Profit before taxation	**2 612**	**(12)**	**14**	**12**	**(112)**		**(143)**	**(76)**		**2 295**
Taxation	(808)		(4)		112		(4)			(704)
Total earnings	**1 804**	**(12)**	**10**	**12**	**–**	**–**	**(147)**	**(76)**	**–**	**1 591**

Statement of Changes in Group Shareholders' Funds

for the year ended 31 December 2004 and adjustments at 1 January 2005

	Note	Share capital and share premium Rm	Equity component of convertible bonds Rm	Available-for-sale reserves Rm	Other reserves Rm	Empowerment reserve Rm	Share-based payments reserve Rm	Retained surplus Rm	Minority interests Rm	**Total Rm**
Shareholders' funds at 31 December 2003		**2 190**	**79**	**1 423**	**10**	**–**	**–**	**5 080**	**1**	**8 783**
Restatement per IFRS as at 1 January 2004					341		5	(350)		**(4)**
Share-based payments	*a*						5	(5)		**–**
Owner-occupied properties	*b*				482			(482)		**–**
Capital gains taxation attributable to owner-occupied properties	*b*				(2)			2		**–**
Shareholder transfer taxation relating to owner-occupied properties adjustment	*b*				(139)			139		**–**
Joint ventures	*d*							(4)		**(4)**
Restated balance as at 1 January 2004		**2 190**	**79**	**1 423**	**351**	**–**	**5**	**4 730**	**1**	**8 779**
Total restated earnings								1 838		**1 838**
Unrealised investment gains/(losses) on shareholders' assets recognised directly against equity (including foreign translation)				396	(42)					**354**
Unrealised investment (gains)/losses on shareholders' assets recycled from reserves on disposal				(267)	18					**(249)**
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity				(162)						**(162)**
Ordinary dividends								(766)		**(766)**
2003 final dividend No. 76 of 116 cents								(319)		**(319)**
2004 interim dividend No. 77 of 162 cents								(447)		**(447)**
Repayment of convertible bonds			(79)							**(79)**
Subscriptions for shares		83								**83**
Black economic empowerment transaction						(1 251)		(22)		**(1 273)**
Share-based payments	*a*						16			**16**
Owner-occupied properties	*b*				(18)					**(18)**
Capital gains taxation attributable to owner-occupied properties	*b*				(1)					**(1)**
Shareholder transfer taxation relating to owner-occupied properties adjustment	*b*				5					**5**
Shareholders' funds at 31 December 2004		**2 273**	**–**	**1 390**	**313**	**(1 251)**	**21**	**5 780**	**1**	**8 527**
Restatement per IFRS as at 1 January 2005				(1 390)				1 388		**(2)**
Redesignation of previously recognised financial instruments	*g*			(1 390)				1 359		**(31)**
Revenue recognition	*h*							41		**41**
Change in fair value due to classification of liabilities	*i*							(13)		**(13)**
Deferred taxation on above adjustments	*j*							1		**1**
Restated balance as at 1 January 2005		**2 273**	**–**	**–**	**313**	**(1 251)**	**21**	**7 168**	**1**	**8 525**

Statement of Changes in Company Shareholders' Funds

for the year ended 31 December 2004 and adjustments at 1 January 2005

	Note	Share capital and share premium Rm	Available-for-sale and other reserves Rm	Empowerment reserve Rm	Share-based payments reserve Rm	Retained surplus Rm	**Total Rm**
Shareholders' funds at 31 December 2003		**2 190**	**1 512**	**–**	**–**	**5 080**	**8 782**
Restatement per IFRS as at 1 January 2004		–	(121)	–	5	(3 110)	**(3 226)**
Share-based payments	*a*				5	(4)	**1**
Owner-occupied properties	*b*		447			(447)	**–**
Capital gains taxation attributable to owner-occupied properties	*b*		(2)			2	**–**
Shareholder transfer taxation relating to owner-occupied properties adjustment	*b*		(129)			129	**–**
Investment in subsidiaries at cost	*m*		(437)			(2 678)	**(3 115)**
Investment in joint ventures at cost	*n*					(112)	**(112)**
Restated balance as at 1 January 2004		**2 190**	**1 391**	**–**	**5**	**1 970**	**5 556**
Total restated earnings						1 591	**1 591**
Net unrealised investment gains on shareholders' assets recognised directly against equity			241				**241**
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity			(162)				**(162)**
Ordinary dividends						(766)	**(766)**
2003 final dividend No. 76 of 116 cents						(319)	**(319)**
2004 interim dividend No. 77 of 162 cents						(447)	**(447)**
Subscriptions for shares		83					**83**
Black economic empowerment transaction				(1 251)		(22)	**(1 273)**
Share-based payments	*a*				16		**16**
Owner-occupied properties	*b*		(14)				**(14)**
Capital gains taxation attributable to owner-occupied properties	*b*		(1)				**(1)**
Shareholder transfer taxation relating to owner-occupied properties adjustment	*b*		5				**5**
Shareholders' funds at 31 December 2004		**2 273**	**1 460**	**(1 251)**	**21**	**2 773**	**5 276**
Restatement per IFRS as at 1 January 2005			(1 149)			1 147	**(2)**
Redesignation of previously recognised financial instruments	*g*		(1 149)			1 118	**(31)**
Revenue recognition	*h*					41	**41**
Change in fair value due to classification of liabilities	*i*					(13)	**(13)**
Deferred taxation on above adjustments	*j*					1	**1**
Restated balance as at 1 January 2005		**2 273**	**311**	**(1 251)**	**21**	**3 920**	**5 274**

Notes on adjustments as a consequence of IFRS implementation

(a) *Share-based payments*

Staff options

Under SA GAAP, Liberty Life did not recognise any expense for share options granted to employees. Under IFRS 2 *Share-based Payment*, options to acquire the entity's equity instruments that were granted post 7 November 2002 and which remain unvested at 1 January 2005 are measured at fair value at grant date. The expense is recognised over the vesting period, adjusted to reflect actual levels of vesting.

The cumulative impact of Liberty Life's equity-settled schemes on opening retained surplus at 1 January 2004 is a decrease of R5 million (company: R4 million). The corresponding credit is to a share-based payments reserve. The effect on profit for the 2004 year is a decrease of R10 million (company: R9 million).

Share-based payments: Black Economic Empowerment transaction

Under the IFRIC Draft Interpretation D16, accounting for Black Economic Empowerment transactions falls into the scope of IFRS 2. The board has chosen to early adopt the current draft interpretation and has accounted for the relevant impacts arising from the BEE transaction entered into on 8 November 2004. An amount of R4 million (company: R3 million) was charged to the income statement for the year ended 31 December 2004.

There are no taxation implications in the above adjustments and the total share-based payments reserve for the group and company at 31 December 2004 is R21 million. This includes a R2 million recovery from a joint venture and a R3 million recovery from subsidiaries in respect of the company.

(b) *Owner-occupied properties*

Any revaluation surpluses on owner-occupied properties are credited directly to equity under the heading of revaluation surplus, as required by IAS 16 *Property, Plant and Equipment*. Liberty Life previously recognised such surpluses directly in the income statement as they were deemed to be income attributable to policyholder contracts. The balance of prior revaluations included in retained surplus as at 1 January 2004 was R482 million (company: R447 million), with the associated capital gains taxation of R2 million (company: R2 million), and shareholder transfer taxation of R139 million (company: R129 million). A net amount of R341 million (company: R316 million) therefore has been transferred from retained surplus to the revaluation surplus reserve on transition to IFRS.

The net revaluation deficit for the year ended 31 December 2004 of R14 million (company: R10 million) was transferred from the income statement and debited to the revaluation surplus reserve. The associated capital gains taxation charge was R1 million (company: R1 million), and shareholder transfer taxation of R5 million (company: R5 million). The net balance in revaluation reserves as at 31 December 2004 is R327 million (company: R306 million); comprising revaluations of R464 million (company: R433 million), deferred capital gains taxation of R3 million (company: R3 million), and shareholder transfer taxation of R134 million (company: R124 million).

(c) *Goodwill*

Under SA GAAP, goodwill was recognised at cost and amortised on a straight-line basis over the period considered appropriate to recover the cost from earnings of the entity acquired. Under IFRS 3 *Business Combinations*, amortisation of goodwill is no longer permitted, however it is subject to annual impairment testing. The full amortisation charge of R12 million (company: R12 million), previously recorded in 2004, has been reversed. There is no change to the group opening balance as at 1 January 2004, as an impairment test, at that date, concluded that the surplus recoverable amount over net asset value was higher than the goodwill carrying value. Goodwill is no longer separately recognised in the company balance sheet, refer note m.

(d) *Joint ventures*

- STANLIB Limited's (STANLIB) IFRS adjustments comprise an IFRS 2 *Share-based Payment* expense, the recognition of lease rental expenses on the straight-line method in accordance with IAS 17 *Leases* and the reversal of goodwill amortisation.

  The net effect for Liberty Life is a negative opening retained surplus adjustment of R4 million at 1 January 2004 and an increase in earnings of R22 million for the year ended 31 December 2004.

  This resulted in a net increase in Liberty Life's investment in STANLIB of R18 million at 31 December 2004. This adjustment has no effect on the company as joint ventures are measured at cost, refer note n.

  The preference dividend of R32 million, which was previously included in equity accounted earnings from joint ventures in group has been re-classified as interest income and included in investment income in 2004.

(d) *Joint ventures (continued)*

- A 50% investment in The Cullinan Hotel (Proprietary) Limited has been reclassified as a joint venture. Previously this investment was classified as an investment property. This effectively results in a reclassification of the carrying amount of R200 million in the group balance sheet. Earnings of R30 million for the year ended 31 December 2004 are re-classified from investment gains to equity accounted earnings from joint ventures. There is no impact on group reserves.

(e) *Consolidation of mutual funds*

IFRS requires the consolidation of certain mutual funds where Liberty Life is considered to have control of such funds through the size of its investment, voting control and related management contracts. The consolidation of mutual funds has no effect on net equity or earnings of the group as the restatement value is equivalent to the attributable fair value of third party interests. These interests are defined as demand deposits and therefore measured at fair value.

The group reflects the full assets and liabilities of the fund at 31 December 2004 with the third party attributable value being reflected as third party liabilities arising on consolidation of mutual funds (R3 523 million).

Previously investments in subsidiary mutual funds were measured at fair value in the company. The investments are now deemed investments in subsidiaries and can therefore be at cost or fair value, in accordance with IAS 27 *Consolidated and Separate Financial Statements*. Liberty Life has chosen to continue to fair value these investments, and there is therefore no impact on net equity. As at 31 December 2004, R5 368 million is reclassified from financial instruments to interest in subsidiaries.

The consolidation of such funds is still subject to international debate and resolution.

(f) *Deferred taxation on PVIF and investment properties*

Comprises:

- Under IFRS 3 *Business Combinations* and IAS 12 *Income Taxes*, the relevant deferred taxation liability should be separately recognised on the intangible asset, present value of in-force (PVIF). This has resulted in the carrying value of PVIF relating to the Investec Employee Benefits book (refer note 9 in notes on the financial statements) increasing by R47million as at 31 December 2004, with the corresponding credit to deferred taxation. This results in an additional deferred amortisation charge of R6 million and a deferred tax credit of the same amount and therefore in no impact on earnings for the year ended 31 December 2004. The effect on the company is the same as the group.
- Deferred taxation applicable to fair value adjustments on investment properties; IAS 12 *Income Taxes* defines the difference between the carrying amount of a revalued depreciable asset and its tax base as a temporary difference and therefore gives rise to a deferred taxation liability or asset. On certain long-term investment properties the carrying amount is considered to be recovered through use (future net rental income). Accordingly, deferred taxation is provided at the use taxation rate (income tax rate). Liberty Life already provides for deferred taxation on these fair value adjustments at the applicable capital taxation rate (CGT). The board believes that the additional deferred taxation liability now created does not reflect economic reality as the fair (open market) value has already discounted the average taxation consequences in respect of rental income. While the amounts required by the accounting standards have been recognised, we will continue to engage the IASB to revise IAS 12 to result in the recognition of deferred taxation assets and liabilities that are more reflective of economic reality.

  For accounting purposes the resulting additional deferred taxation charge has been debited to policyholders' liabilities, as has been the case in the past – albeit at a different rate to CGT.

  This has resulted in a restatement decreasing policyholders' liabilities by R655 million with a corresponding increase in the deferred taxation liability at 1 January 2004. The net movement at 31 December 2004 is a decrease of R106 million to R549 million. The effect on the company is the same as the group.

(g) *Designation of previously recognised financial instruments*

- As at 1 January 2005, the group has reclassified certain shareholder-designated financial instruments from available-for-sale measurement to fair value through profit or loss. This resulted in a reclassification of R1 390 million (company: R1 149 million) from an available-for-sale reserve to retained surplus at 1 January 2005. There is no impact on total equity. In the future, all unrealised fair value adjustments on these assets will be included directly in the income statement.

(g) *Designation of previously recognised financial instruments (continued)*

- If Liberty Life had chosen to restate comparatives, the opening adjustment to retained surplus as at 1 January 2004 would have been a transfer from the available-for-sale reserve of R1 423 million. A net deficit of R33 million relating to unrealised gains/losses on shareholders' assets in 2004, recognised initially directly in equity, would have been recognised in the income statement.
- As a result of the change in measurement of financial instruments on adoption of IAS 39, financial assets have decreased by R31 million as at 1 January 2005.

(h) *Revenue recognition*

Under IAS 18 *Revenue Recognition*, costs that are directly attributable to securing an investment management service contract are deferred as an asset and expensed over the life of the service contract. Similarly, a deferred revenue liability is raised for direct front-end fees that are charged for securing an investment management service contract. Such fees are recognised as the related service is provided (i.e. over the expected life of the contract).

The adjustment to opening retained surplus as at 1 January 2005 was a net amount of R29 million. This comprised a deferred acquisition cost asset of R99 million (company: R92 million) and a deferred revenue liability of R58 million (company: R51 million) giving a net adjustment of R41 million. A deferred taxation liability of R12 million (company: R12 million) was raised in respect of this adjustment.

(i) *Change in fair value due to change in classification of liabilities*

Negative rand reserves that were previously allowed under Financial Soundness Valuation (FSV) techniques in terms of SA GAAP have been reversed in respect of investment contracts that are now measured under IAS 39. The effect of the change in valuation is a decrease of R13 million, comprising an increase in policyholders' liabilities under investment contracts of R41 million and decrease in policyholders' liabilities under insurance contracts of R28 million. The effect on the company is the same as the group.

(j) *Deferred taxation*

Deferred taxation resulting from the adjustments explained under (g), (h) and (i) above is R1 million.

(k) *Classification of contracts*

The group has re-examined the classification of all their contracts between investment and insurance, under IFRS 4 definition criteria. This resulted in a net reclassification from investment policyholder liabilities to insurance policyholder liabilities of R4 611 million (company: R4 603 million) at 1 January 2005.

(l) *Operating leases*

The recent Circular 7/2005 issued by the South African Institute of Chartered Accountants' (SAICA) Accounting Practices Committee, has confirmed that income or expenses relating to operating leases that contain fixed escalation clauses, shall be recognised in profit or loss on a straight-line basis over the lease term (with reference to IAS 17 *Leases*).

As a result of the straight-lining rental income from investment properties, lease income has increased by R41 million (company: R34 million) for the year ended 31 December 2004. The net impact on income is nil, as this amount correspondingly reduces the fair value adjustment on investment properties, under the provisions of IAS 40 *Investment Property*. An amount of R891 million (company: R884 million) is reclassified from investment properties to an accrued operating lease debtor in the balance sheet for the year ended 31 December 2004.

Previously a back-to-back lease and sub-lease arrangement was set off for reporting purposes. Under the provisions of IAS 1 *Presentation of Financial Statements*, this set-off is no longer permitted. This has resulted in lease income increasing by R45 million with a corresponding increase in operating lease costs. With respect to this operating lease, the rental expense has been straight-lined which has increased the operating lease expense by R4 million for the year ended 31 December 2004. As with lease income, the fair value adjustment on investment properties has been adjusted by the same amount. An amount of R261 million has been reclassified from investment properties to an operating lease liability in the balance sheet for the year ended 31 December 2004. The impact is the same for the group and company.

(m) *Investments in subsidiaries at cost – company only*

Under IAS 27 *Consolidated and Separate Financial Statements*, investments in subsidiaries in the company's financials must be measured either at cost or at fair value. Liberty has chosen to measure such investments at cost. Previously subsidiaries were measured at net asset value. In restating the investments at cost consideration was given to possible impairment and in certain instances impairment provisions were created.

(m) *Investments in subsidiaries at cost – company only (continued)*

The cumulative impact on retained surplus at 31 December 2004 is a decrease of R2 825 million and a decrease of R222 million in respect of other reserves. The total amount of R3 047 million has been reserved against goodwill (R81 million) and interests in subsidiaries (R2 966 million). For the year ended 31 December 2004, total earnings has been reduced by R147 million.

(n) *Investments in joint ventures at cost – company only*

Under IAS 27 *Consolidated and Separate Financial Statements*, investments in joint ventures in the company's financials must be measured either at cost or at fair value. Liberty has chosen to measure such investments at cost. Previously joint ventures were measured at net asset value. In restating the investments at cost consideration was given to possible impairment.

- A 50% investment in The Cullinan Hotel (Pty) Limited has been reclassified as a joint venture from investment properties. This has resulted in a decrease in opening retained surplus on 1 January 2004 of R120 million and a decrease in investment gains of R30 million for the year ended 31 December 2004 representing post-acquisition reserves.
- The carrying value of the joint venture interest in STANLIB Limited and The Financial Services Exchange (Pty) Limited has been reduced by R38 million, which represents cumulative post-acquisition reserves recognised as at 31 December 2004. This comprises of a R8 million increase to opening retained surplus as at 1 January 2004, and a reversal of R46 million of previously recognised equity accounted earnings from joint ventures in the income statement for the year ended 31 December 2004 (split as equity accounted earnings of R45 million and investment gains of R1 million). A preference dividend received of R32 million has been reclassified from equity accounted earnings from joint ventures to investment income.

(o) *Interests in associates*

Under IFRS, mutual funds, in which the group has between 20%-50% economic interest, are deemed to be associates. Liberty has chosen to value such associates in the company and group at fair value, in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* by applying the scope exemption in IAS 28 *Investments in Associates*. Previously the investments in mutual funds were included in financial instruments at fair value.

At 31 December 2004, R2 754 million (company: R2 754 million) has been reclassified from financial instruments to interests in associates.

(p) *Changes to comparatives*

(a) Finance costs for the year ended 31 December 2004 in the income statement were previously stated net of interest received of R44 million (company: Nil). This has been reclassified as investment income.

(b) The following comparatives for the year ended 31 December 2004 have been restated to reflect more accurately a certain group of business transactions previously netted off. There is no impact on total earnings of the group or company or the values of any assets or liabilities:

- Increase in insurance premium revenue of R291 million;
- Increase in service fee income from investment contracts of R48 million;
- Increase in claims and policyholder benefits under insurance contracts of R192 million;
- Increase in insurance claims recovered from reinsurers of R58 million; and
- Increase in the fair value adjustment to policyholders' liabilities under investment contracts of R589 million.

(c) The fair value of the reinsurance portion of insurance contracts has been separated from policyholders' liabilities under insurance contracts and disclosed as a separate asset. The reinsurance asset at 31 December 2004 is R493 million (company: R483 million).

(d) Derivative financial liabilities of R2 million (company: R1 million) were previously netted off against derivative financial assets, included in financial instruments, as at 31 December 2004. These have been reclassified as derivative financial instruments within liabilities.

(e) Investment income for the year ended 31 December 2004 was stated net of direct operating expenses relating to rental income. The amount of R391 million (company: R301 million) has been reclassified to general marketing and administration expenses.

(f) Management fees on assets under management were shown net of expenses. The amount of R216 million (company: R138 million) has been reclassified to general marketing and administration expenses.

(g) Investment income for the year ended 31 December 2004 was stated net of sundry expenses. The amount of R5 million (company: R1 million) has been reclassified to general marketing and administration expenses.

(h) Amounts due by group companies of R83 million in the company balance sheet have been re-allocated to interest in subsidiaries (R8 million) and prepayments, insurance and other receivables (R75 million).

Notice to Members

Liberty Group Limited
(the Company)
Registration number: 1957/002788/06
JSE code: LGL
ISIN code: ZAE000057360
Issuer code: LIBU

Notice is hereby given that the forty-eighth annual general meeting of members will be held on Monday, 22 May 2006 at 09:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2005.

2. To approve the remuneration of the chairman of the board of R1 225 000 for the year ending 31 December 2006.

3. To approve the remuneration of the non-executive directors of R90 000 per non-executive director for the year ending 31 December 2006.

4. To approve the remuneration of the chairman of the audit and actuarial committee of R120 000 for the year ending 31 December 2006.

5. To approve the remuneration of the members of the audit and actuarial committee of R60 000 per member for the year ending 31 December 2006.

6. To approve the remuneration of the chairman of the risk committee of R80 000 for the year ending 31 December 2006.

7. To approve the remuneration of the members of the risk committee of R40 000 per member for the year ending 31 December 2006.

8. To approve the remuneration of the chairman of the remuneration committee of R75 000 for the year ending 31 December 2006.

9. To approve the remuneration of the members of the remuneration committee of R37 500 per member for the year ending 31 December 2006.

10. To approve the remuneration of the chairman of the transformation committee of R68 750 for the year ending 31 December 2006.

11. To approve the remuneration of the members of the transformation committee of R34 380 per member for the year ending 31 December 2006.

12. To approve the remuneration of the members of the directors' affairs committee of R18 000 per member for the year ending 31 December 2006.

13. To elect directors following the retirement of Prof L Patel and Messrs A W B Band, D A Hawton and S J Macozoma in accordance with the Company's articles of association.

    13.1 Prof L Patel, being elligible, offers herself for re-election.

    13.2 Mr A W B Band, being elligible, offers himself for re-election.

    13.3 Mr D A Hawton, being elligible, offers himself for re-election.

    13.4 Mr S J Macozoma, being elligible, offers himself for re-election.

    (Brief Curriculum Vitae of the directors standing for re-election are provided on page 162 of the annual report for 2005.)

14. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

    "That all the unissued ordinary shares of the company be placed under the control of the directors of the company who are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the Listings Requirements of the JSE Limited (the JSE) (Listings Requirements), to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so, subject to the aggregate number of ordinary shares to be allotted and issued in terms of this resolution being limited to 10% of the number of ordinary shares in issue at 31 December 2005, in addition to any ordinary shares reserved for the purpose of carrying out the terms of the company's share incentive schemes, particulars of which are set out in the annual report for 2005."

15. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

"That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 1, and the Listings Requirements of the JSE Limited (Listings Requirements), the directors be given the general authority to issue ordinary shares of 10 cents each for cash as and when suitable situations arise, subject to the following limitations:

(a) that this general authority shall be valid until the company's next annual general meeting or for 15 months from the date of this resolution, whichever occurs first;

(b) that the equity securities, which are the subject of the issue for cash, be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

(c) that the equity securities be issued to persons qualifying as public shareholders as defined in the Listings Requirements, and not to related parties;

(d) that issues in the aggregate in any one financial year (including the number to be issued in the future as a result of the exercise of options or conversion of convertible securities issued in that same financial year) will not exceed 10% of the number of shares of any class of the company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

(e) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 business days prior to the date that the price of the issue is determined;

(f) that after the company has issued equity securities in terms of an approved general issue for cash representing, on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to that issue, the company shall publish an announcement containing full details of the issue; including –

- the number of securities issued;
- the average discount to the weighted average traded price of the equity securities over the 30 days prior to the date that the price of the issue was determined;
- the effect of the issue on net asset value per share, net tangible asset value per share, earnings per share and headline earnings per share."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

16. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 3. The information required by the JSE Listings Requirements in respect of this resoluton will be sent out in a separate circular to be posted to shareholders once the necessary regulatory approvals have been obtained, but not later than 28 April 2006.

"That the payment by the company in terms of section 90 of the Companies Act (Act 61 of 1973), as amended (the Companies Act), being a specific payment in terms of section 5.85(a) of the JSE Listings Requirements, of R3,60 per ordinary share from its share premium account, (being approximately R1 billion), to its ordinary shareholders recorded in the register as such on Friday, 9 June 2006 in proportion to their respective shareholdings, subject to the provisions of the Companies Act, the JSE Listings Requirements and the approval of the Registrar of Long-term Insurance, be and is hereby approved."

The directors of the company intend to utilise the authority in terms of this ordinary resolution number 3 in order to make payment of R3,60 per ordinary share to shareholders by way of a payment from the company's share premium account.

17. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

"That the directors be authorised to facilitate the acquisition by the company, or a subsidiary of the company, from time to time of the issued shares of the company upon such terms and conditions and in such amounts as the directors of the company may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, the Listings Requirements of the JSE Limited (the JSE) (Listings Requirements) and the provisions of the Long-term Insurance Act, 1998, which general approval shall endure until the following annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it *shall not* extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, *inter alia*, that the company may make a general repurchase of securities only if:

(i) the repurchase of securities is being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party (reported trades are prohibited);

(ii) the company is authorised thereto by its articles of association;

(iii) the company is authorised by shareholders in terms of a special resolution of the company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond fifteen months from the date of the resolution;

(iv) the repurchase should not in aggregate in any one financial year exceed 10% of the company's issued share capital, provided that any general repurchase may not exceed 10% of the company's issued share capital in any one financial year;

(v) at any point in time, the company may only appoint one agent to effect any repurchase(s) on the company's behalf;

(vi) the company may only undertake a repurchase of securities if after such repurchase the company still complies with shareholder spread requirements in terms of the Listings Requirements;

(vii) the company or its subsidiary may not repurchase securities during a prohibited period;

(viii) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(ix) a paid press announcement containing full details of such acquisition is published as soon as the company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

The reason for and effect of special resolution number 1 is to grant the company a general authority in terms of the Companies Act, 1973, as amended, to facilitate the acquisition of the company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the company's shares, should it be in the interest of the company to do so at any time while the general authority is in force.

For the purpose of considering the special resolution and in compliance with paragraph 11.26 of the Listings Requirements, the information listed below has been included in the annual report which this notice of annual general meeting is included, at the places indicated.

Directors' responsibility statement

The board of directors are of the opinion that if the company enters into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which the repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the company and the group will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the company and the group, fairly valued in accordance with the accounting policies used in the latest audited group annual financial statements, will exceed the consolidated liabilities of the company;
3. the issued share capital of the company and the group will be adequate for the purpose of the business of the company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the company and the group will be sufficient for the Liberty Group Limited's requirements for the foreseeable future.

The directors, whose names are given on page 2 of this annual financial report, collectively and individually accept full responsibility for the accuracy of the information given in Special Resolution number 1 and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that Special Resolution number 1 contains all information required by the Listings Requirements.

Notice to Members

(continued)

General Information

- Information relating to the directors and management of the company can be found within the corporate governance section on pages 9 to 25 of the annual report for 2005.
- Information relating to the major shareholders of the company can be found on page 24 of the annual report for 2005.
- There has been no material change in the financial or trading position of the company and its subsidiaries subsequent to the publication of the company's audited preliminary financial statements for the year ended 31 December 2005.
- Information relating to the director's interest in the company can be found on page 19 of the annual report for 2005.
- Information relating to the share capital of the company can be found on page 117 of the annual report for 2005.
- There are no legal or arbitration proceedings which may have, or have had, during the twelve-month-period preceding the date of this notice, a material effect on the financial position of the company and the company is not aware of any such pending or threatened proceedings.

Attendance and voting

- If you hold dematerialised shares with "own name" registration or are the registered holder of certificated shares:

  You may attend the annual general meeting in person.

  Alternatively, you may appoint a proxy to represent you at the annual general meeting by completing the attached form of proxy in accordance with the instructions it contains and returning it to the transfer secretaries to be received not later than 24 hours before the time specified for the annual general meeting.

- If you hold dematerialised shares not with "own name" registration:

  If you wish to vote at the annual general meeting, you should contact your CSDP or broker and furnish them with your voting instructions. You must not complete the attached form of proxy.

  If you wish to attend the annual general meeting, you must obtain the necessary letter of authority from your CSDP or broker.

By order of the board

D S Mtshali
Company secretary

Johannesburg
1 March 2006

Registered Address

Liberty Centre
1 Ameshoff Street
Braamfontein
2001
P O Box 10499
Johannesburg
2000

Transfer Secretaries

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
P O Box 61051, Marshalltown 2107
Telephone +27 11 370 5000

Brief Curriculum Vitae of Retiring Directors

A W B Band

Age: 53

Appointed to the board: 2003

Educational qualifications: BA, BAcc, CA (SA)

Directorships: Liberty Group Limited, Anglovaal Industries Limited, Consol Limited, Irvin & Johnson Limited and National Brands Limited.

Member: Directors' affairs committee

D A Hawton

Age: 68

Appointed to the board: 1999

Educational qualifications: FCIS

Directorships: Liberty Group Limited, Liberty Holdings Limited, Allied Electronics Corporation Limited, City Lodge Hotels Limited, International Resorts Limited, Nampak Limited, Royale Holdings (Bermuda) Limited, Royale Resorts Holdings Limited, Royale Resorts International Limited, Royale Resorts International Management Limited, Royale Resorts Leisure Holdings Limited, Royale Resorts Management Limited, Standard Bank Group Limited, Standard Bank of South Africa Limited, STANLIB Limited, Sun Hotels Limited, Sun International Limited, Woolworths Holdings Limited.

Member: Group audit and actuarial committee, group risk management committee and group remuneration committee.

S J Macozoma

Age: 48

Appointed to the board: 2003

Educational qualifications: BA, BHons (Boston)

Directorships: Liberty Group Limited, Liberty Holdings Limited, Murray & Roberts Holdings Limited, Standard Bank Group Limited, Standard Bank of South Africa Limited, Volkswagen of South Africa (Pty) Limited and STANLIB Limited (Chairman).

Member: Group audit and actuarial committee, directors' affairs committee, group remuneration committee, group risk management committee and group transformation committee.

Prof L Patel

Age: 53

Appointed to the board: 2004

Educational qualifications: PhD, MSW

Directorships: Liberty Group Limited.

Member: Group transformation committee.

Shareholders' Diary

Financial year end	31 December
Annual general meeting	22 May 2006
Announcements	
Half-year results for 2006	10 August 2006
Full-year results for 2006	2 March 2007
Annual report for 2006	31 March 2007
Ordinary dividends	
Interim – 2006	
– announcement	10 August 2006
– payable	11 September 2006
Final – 2006	
– announcement	2 March 2007
– payable	2 April 2007

Proxy Form

Liberty Group Limited
(the Company)
(Incorporated in the Republic of South Africa)
(Registration Number 1957/002788/06)
(JSE code: LGL)
(ISIN code: ZAE000057360)
(Issuer code: LIBU)

For use by certificated shareholders and dematerialised shareholders with "own name" registration.

Forty-eigth annual general meeting to be held on Monday, 22 May 2006 at 09:00 at the Liberty Conference, 1 Anerley Road, Parktown, Johannesburg.

I/We ______________________________

(Please print)

of ______________________________

being a member/s of the company and being the registered owner/s of ______________________________

ordinary shares in the company hereby appoint ______________________________

______________________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the company to be held on Monday, 22 May 2006 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My/Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Remuneration of the chairman of the board			
Remuneration of the non-executive directors			
Remuneration of the chairman of the audit and actuarial committee			
Remuneration of the members of the audit and actuarial committee			
Remuneration of the chairman of the risk committee			
Remuneration of the members of the risk committee			
Remuneration of the chairman of the remuneration committee			
Remuneration of the members of the remuneration committee			
Remuneration of the chairman of *the transformation* committee			
Remuneration of the members of the transformation committee			
Remuneration of the members of the directors' affairs committee			
Election of directors:			
Prof L Patel			
A W B Band			
D A Hawton			
S J Macozoma			
Ordinary resolution No 1: Placing unissued shares under the control of the directors.			
Ordinary resolution No 2: Authority to issue shares for cash.			
Ordinary resolution No 3: Authority to make payment to shareholders.			
Special resolution No 1: Authority to repurchase the company's shares.			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ______________ day of ______________ 2006

Signature ______________________________

Notes to Proxy

1. Proxies must be lodged at the company's transfer office, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, (PO Box 61051, Marshalltown, 2107), so as to be received by not later than 24 hours before the time specified for the aforementioned annual general meeting.

2. **All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the company.

8. Any alterations made in this form of proxy must be initialled.

Contact Information

Chief Financial Officer

Deon de Klerk
Tel: (011) 408 2572
deon.deklerk@liberty.co.za

Investor Relations

Stewart Rider
Tel: (011) 408 3260
stewart.rider@liberty.co.za

Statutory Actuary

Andrew Lonmon-Davis
Tel: (011) 408 3415
andrew.lonmondavis@liberty.co.za

Company Secretary

Dumisani Mtshali
Tel: (011) 408 4014
dumisani.mtshali@liberty.co.za

Customer Call Centre

Tel: 0860 456 789

Head Office and Registered Address

Liberty Life Centre, 1 Ameshoff Street, Braamfontein, Johannesburg, 2001
Postal Address: PO Box 10499, Johannesburg, 2000
Tel: (011) 408 2154

Transfer Secretaries

Computershare Investor Services 2004 (Pty) Limited
(Reg No. 2004/003647/07)
70 Marshall Street, Johannesburg, 2001
Tel: (011) 370 5000

Auditors

PricewaterhouseCoopers Inc.,
2 Eglin Road, Sunninghill, 2157
Postal Address: Private Bag X36,
Sunninghill, 2157
Tel: (011) 797 4000

Website www.liberty.co.za

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